127

04024653

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Public Power Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 30 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34707 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/30/04

PUBLIC POWER CORPORATION S.A.

ANNUAL REPORT 2003

ATHENS 2004

PUBLIC POWER CORPORATION S.A.

ANNUAL REPORT 2003

ATHENS 2004

PUBLIC POWER CORPORATION S.A.

TECHNICAL DATA 2003

- 12,138 MW capacity
- 52.2 TWh in 2003 (generated 96% of total electricity in Greece)
- Second largest lignite producer in the EU (c. 68.1 million tons in 2003)
- 11,200km of transmission lines in the interconnected system - Four interconnections with neighbouring countries, and two under development
- 202,000km of distribution lines
- 6.83 million retail customers and 7,800 medium- and high-voltage customers
- 277 customer service offices

FINANCIAL DATA 2003

(According to IFRS)

- Total Assets: € 10.5 billion
- Market Capitalization: € 4.6 billion
- Revenues: € 3.9 billion
- EBITDA: € 1,138 million
- Profit before Taxes: € 475 million
- 28,100 Employees

PPC S.A. today

- Société Anonyme, vertically-integrated electric utility company with clear focused objectives and strategy and new organisational structure.
- Leading position in the Greek electricity market, facing limited competition until 2005.
- Enjoys a low cost competitive advantage due to the use of lignite for electricity production.
- Generates and distributes electricity throughout Greece, covering all of the country's households and industrial premises.
- Going through a restructuring phase, by successfully implementing its business plan and instilling a commercial culture.
- Improves quality of customer service by continually upgrading its services.
- Consistently implementing environmental friendly policies.
- Adopts advanced technologies.
- Is interconnected with other South-eastern European energy markets.
- Expands in new markets, such as telecommunications (Tellas).
- For three consecutive years, PPC enjoys solid financial results and a very good share price performance on the Athens Exchange.
- Maximises value for its shareholders and its other stakeholders.
- Offers strong revenue growth prospect in one of the fastest growing electricity markets in Europe.
- Achieved reduction of costs/dept, improved profitability, cash flows and efficiency.

SELECTED FINANCIAL AND OPERATING DATA

The following table shows selected consolidated financial data for the three years ended 31st December. Our balance sheet as at 31st December 2001, 2002 and 2003, and our related statements of operations and of cash flows for the three years ended 31st December (together with the related notes), each prepared in accordance with IFRS, are included elsewhere in this annual report.

Our audited consolidated financial statements have been prepared in accordance with IFRS, which differ in certain significant respects from Greek GAAP.

You should read this table in conjunction with the "Operating and Financial Review" and our audited consolidated financial statements, and the related notes to the Financial Statements included elsewhere in this annual report.

Year ended 31st December, (euro thousands)

	2001	2002	2003
Revenues	3,091,387	3,420,706	3,897,519
EBITDA	869,044	1,027,849	1,138,328
Profit before tax	398,503	592,932	475,250
Profit (loss) after tax	251,835	479,962	304,628
Total assets	7,832,506	10,486,241	10,502,419
Equity	462,336	3,287,140	3,483,754
Total liabilities	7,370,170	7,199,101	7,018,665

Revenues

(euro million)



CAGR 12.3%
3,091
3,421
3,897
2001
2002
2003

(EBITDA)

(euro million)



CAGR 14.5%
869
1,028
1,138
2001
2002
2003

Year ended 31st December

	2001	2002	2003
Earnings (loss) per share (euro per share)	1.14	2.07	1.31
Weighted average number of shares	220,657,534	232,000,000	232,000,000

TABLE OF CONTENTS



1

1.

CHAIRMAN'S MESSAGE TO SHAREHOLDERS



Dear Shareholder,

In 2003, Public Power Corporation has prudently proceeded towards achieving its operational goals, resulting in another year of solid financial performance. PPC, aware of its past identity and its achievements to date, remains committed towards its shareholders and its other stakeholders.

PPC carefully implements its business plan meeting the goals that have been set, respects the environment by adopting environmental-friendly policies, is responsive to its customers' requirements and attends to the needs of its employees.

PPC not only maintains its leading position in the Greek electricity market, but also continues to improve its operations according to international best practice. PPC explores business opportunities in the region and operates in full transparency being particularly sensitive to issues of corporate governance and social responsibility.

We are confident in PPC's future prospects and we expect that PPC will continue to create value for its shareholders, its stakeholders and the society as a whole.

Dear shareholders we would like to thank you for the trust you have shown us

Professor Dimitrios B. Papoulias

Chairman of the Board of Directors





2

2.

CHIEF EXECUTIVE OFFICER'S LETTER TO SHAREHOLDERS



Dear Shareholder,

Public Power Corporation S.A. during the three-year period 2001-2003 has followed a continuous course of growth, responding at the same time to the challenges brought about by the new competitive environment.

PPC today is a Vertically Integrated Utility

- **Financially strong**
- **Listed on the Athens and London Stock Exchanges**
- **With dynamic growth prospects**

PPC is strong because, embarked on an extensive restructuring programme which began in September 2000, yielded impressive results during the three-year period 2001-2003:

1. New organisational structure with 4 Core Business Units, compatible with the new regulatory framework, aiming to increase management flexibility, target definition, results monitoring and efficient operation.
2. Restructuring at 6 Management levels completed. About 1500 management positions were announced and staff was selected, on the basis of meritocracy. The new management is focused on reducing costs and increasing profits.
3. All Business Plan targets for 2001, 2002 and 2003 as well as targets of the three-year cost reduction plan 2001-2003 were exceeded.
4. Non-personnel, non-fuel operating expenditure was reduced by 19%, excluding the energy purchase expenditures, amortisation and provisions (about Euro 100 million/year for the years 2001 and 2002).
5. EBITDA margin improved from 24% in 2000 to 28% in 2001, 30% in 2002 and 29.2% in 2003 (30.4% excluding non-recurring expenses of Euro 46.4 million).
6. Profitability significantly improved with pre-tax profits increasing from Euro 66 million in 2000, to Euro 399 million in 2001, Euro 593 million in 2002 and Euro 475 million in 2003 including extra depreciation of Euro 245 millions.
7. All capital expenditure, through rationalisation, was reduced from Euro 918 million in 2000 to Euro 823 million in 2001, Euro 626 million in 2002 and Euro 724 million in 2003. Investments during the three-year period 2001-2003 reached Euro 2,173 million for new power stations, transmission system, distribution networks, mines and environment.

8. Cash flow after capital expenditure was improved from Euro -119 million in 2000 to Euro +368 million in 2001, Euro +863 million in 2002 and Euro +786 million in 2003.

9. Capital structure was improved through:

- reduction of bank debt by approximately Euro 1.3 billion (Debt decreased to Euro 3,940 million at the end of 2003 from Euro 5,200 million in September 2000)

- reduction of financial expenses from Euro 337 million in 2000 to Euro 176 million in 2003

Thus, debt to equity ratio was substantially improved from 2.28 in 2000 to 1.13 in 2003.

10. Procurements, were rationalized with the attainment of an average discount of 13% and improvement of cash credit terms to 55 days, as part of the zero-basis re-assessment of all framework agreements.

11. Physical inventory count and reduction of the number of warehouses by 50.

12. Personnel was reduced by 11% (3,550 employees), from 31,645 employees at year-end 2000 to 28,100 at year-end 2003 with a parallel turnover increase per employee by 45%, from Euro 91,000/employee in 2000 to Euro 135,000/employee in 2003.

13. The operation of power stations was optimized , and the Komotini combined cycle gas turbine power station with 485 MW installed capacity as well as the Florina lignite station with 330 MW installed capacity were constructed and commissioned, to meet the needs of the system.

14. Total lignite cost was significantly reduced from 2000 to 2002 by 15.3% (Euro 103 million/year).

15. Networks reliability and potential capacity were improved with an important reduction of failures and of restoration time. Investments for Transmission System and Distribution Network were approximately Euro 400 million/year.

16. Competitiveness in the liberalized electricity market has been continuously improved. The average full cost per kWh in the interconnected system reduced from Euro 38/MWh in 2000, to Euro 34/MWh in 2003.

17. The Revaluation of fixed assets was completed with an increase of Euro 2.9 billion. Equity value was increased by Euro 2.5 billion. In addition, the Company proceeded to improve and upgrade its fixed assets register.

18. PPC entered into the telecommunications market (fixed telephony and Internet) through a joint venture with the Italian company WIND (WIND participation 50%

plus one share and PPC participation 50% minus one share) in August 2001. The new company TELLAS had a very successful launch in February 2003, ensuring 8% market share in December 2003, becoming the second biggest fixed telephony company in Greece.

19. Finally, all three public listings of PPC on the Athens and London Stock Exchange Markets were completely successful, thought effected in a globally unfavorable investment environment.

- In December 2001, 15.31% of the Corporation's share capital was offered, with the offering 1.8 times oversubscribed.
- In December 2002, 13.2% of the existing shares were offered, with the offering 6 times oversubscribed.
- In October 2003, 15.73% of the existing shares were offered, with the offering 6.7 times oversubscribed.

The Company's shares have out-performed the ATHEX Composite Index by 19% and the Dow Jones Euro Stoxx Utility Index by 44%.

The Company's market capitalization increased by Euro 1.8 billion from December 2001 to December 2003 (from Euro 2.8 billion to Euro 4.6 billion).

PPC is today a listed company with the following shareholder structure:

- Greek State: 51.5%
- Greek and foreign institutional investors: 36.6%
- Personnel Insurance Organisation: 3.8% and
- Retail Investors: 8.1%

The advantages of the listed PPC are:

- Corporation management with meritocracy criteria.
- Management commitment to achieving targets and returns on invested capital.
- Top management decision transparency.

- Creation of value for the stakeholders (shareholders, employees, customers, collaborating companies, society, Greek state).
- Compliance with capital market and corporate governance rules.
- Communication on financial results to investors every three months.

Aiming to maximizing the company's value for the shareholders and stakeholders the main company strategic priorities are as follows:

- maintain our leading position in the Greek electricity market,
- continue restructuring to further reduce costs and improve efficiency of operations,
- continue capital expenditure rationalization and debt reduction, and
- explore long-term growth opportunities.

PPC's strategic priority to explore and develop long-term growth opportunities and new activities concerns the following areas:

- In the telecommunications market, PPC is already developing business activity in fixed telephony and the Internet market.
- In the Balkans, PPC is closely monitoring the electricity market liberalization procedure and it will take advantage of opportunities using the right investment criteria. PPC has already participated in relevant tenders in Romania and Bulgaria. PPC's interest in Romania Distribution Companies was withdrawn following an initial evaluation of the opportunity.
- In energy trading PPC takes advantage of Interconnections through important exports to Italy and imports from northern neighbours at low prices.
- Regarding the Public Gas Corporation of Greece (DEPA), PPC has effected the option to acquire a 30% share, the evaluation of Banks/Advisors has been completed and we are under negotiations with the Hellenic Republic about the price.
- Finally, regarding to Real Estate exploitation, PPC has completed the cost-benefit analysis.

The Public Power Corporation S.A. is currently strong with very dynamic growth prospects, because it has achieved the following:

- ***Strong financial performance for three consecutive years with good future prospects.***
- ***Important cost reduction and improved competitiveness.***
- ***Continuous restructuring programme in line with the new five-year Business Plan 2003-2007.***

Lastly, I would like to note that PPC's significant progress during 2001-2003 was substantially assisted by the contribution of the State; the Chairman and the Members of the Board of Directors, who directly and effectively handled all issues; the General Managers and all executives of PPC, who exhibited high levels of productivity and excellent co-operation in accomplishing our objectives; the General Federation of Employees of PPC (GENOP) and, in particular, all staff members, who strove and continue to strive for PPC's progress and restructuring.

Chief Executive Officer

PUBLIC POWER CORPORATION S.A.









Financially strong with dynamic growth prospects floated in Athens and London Stock Exchanges














3

3.
OUR BUSINESS

3.1. Overview of our activities

We are Greece's largest electricity generator, the sole owner of transmission assets and currently the sole distributor of electricity in the country, providing electricity to approximately 6.8 million customers as of 31st December 2003. As of February 2001 with the liberalization of the electricity market (Law 2773/1999), the responsibility for the transmission of electricity was transferred to the Hellenic Transmission System Operator S.A. ("HTSO") a Societé Anonyme established for this purpose, while the electricity market (production, transmission and distribution) is regulated by the RAE an independent authority. During 2003, we generated approximately 96% of the 54.4 TWh of electricity produced in Greece. We are among the largest industrial enterprises in Greece in terms of assets, which amounted to € 9,035 million for the year ended 31/12/2003. We achieved total sales of € 3,898 million and EBITDA of € 1,138 million. As at 31st December 2003, we had an installed generating capacity of 12,138 MW.

The following table shows selected operating data for our electricity operations for the three years ended 31st December 2001, 2002 and 2003:

	Year ended 31st December		
	2001	2002	2003
Installed Capacity (MW)	11,158	11,739	12,138
Net Production (TWh)(1)	48.1	48.9	52.2
Electricity sold to final customers(TWh) (2)	44.5	46.6	50.6
Customers at end of period (millions)	6.6	6.7	6.8
Number of employees	29,453	28,795	28,100
Customers served per employee	224	234	243
Electricity sold per employee (MWh)	1,545	1,674	1,794

(1) Net production equals gross production of electricity less internal consumption of electricity in the generating process

(2) Excluding sales to our mines and customers abroad.

We believe that the expected increase in electricity demand in Greece will result in a need to increase installed generation capacity.

Approximately 65-70% of the country's total electricity is generated in power stations in Northern Greece, in close proximity to the majority of our lignite mines, which is our primary fuel source. However the main electricity consumption centers are located in Central and Southern Greece, which require approximately 65-70% of the electricity generated.

Some of the islands, in close proximity to the mainland, such as the Ionian islands and certain Aegean islands, are connected to the mainland transmission system through submerged cables ("the interconnected system"). The remaining islands, which are referred to as "the autonomous islands", are served by autonomous generating power stations - principally oil-fired, but also including some wind-powered facilities. Most of the power stations on the autonomous islands are small, reflecting the populations they serve, although our stations on Crete and Rhodes are considered large stations.

3.2. Generation

As of 31st December, 2003, generation facilities in the interconnected system and the islands of Crete and Rhodes comprised eight lignite-fired power stations; four oil-fired power stations, two oil-fired units and two Combined Cycle Gas Turbines ("CCGT") units at the Lavrio power station near Athens; one natural gas-fired power station at Agios Georgios in Keratsini; one CCGT power station at Komotini (operation started in 2002); 24 hydroelectric stations and 6 Wind Parks.

In addition, our Distribution business unit operated a total of 30 autonomous thermal stations, 15 wind parks and five solar power stations located primarily on the autonomous islands.

As of 31st December 2003, the total installed generating capacity of our 95 stations (interconnected and autonomous) was 12,138 MW. Of this, 10,686 MW is the capacity of the power stations linked to the interconnected system supplying power to mainland Greece and the interconnected islands.

The islands of Crete and Rhodes are not interconnected but have autonomous generation systems operating principally on heavy fuel oil and diesel oil, with an installed capacity of 646 MW and 206 MW, respectively.

The total installed generating capacity on the other autonomous islands is 601 MW.

The following map shows the location of our power stations:

GEOGRAPHICAL DISTRIBUTION OF POWER STATIONS


Florina 330 MW
Operating since June 2003
Komotini 485 MW
Combined Cycle Power Plant
Operating since June 2002
Western Macedonia
5 Power Stations
4,108 MW
22 Hydroelectric Power Stations
3,060 MW
Hydroelectric Power Stations
170 MW
(Under construction)
Autonomous power system of the islands
30 Power Stations
574 MW
Power Stations of Renewable Energy Sources
15 MW
Evia
1 Power Station
300 MW
Evia, Andros, Samothraki
3 Wind Parks
7 MW
Rhodes
1 Power Station
206 MW
Attica
2 Power Stations
1,547 MW
Megalopolis
2 Power Stations
850 MW
Crete
Power Station 160 MW
(Under construction)
Crete
2 Power Station
572 MW
3 Power Stations
of Renewable Energy Sources
17 MW
2 Hydroelectric Power Stations 1 MW
Thermoelectric Power Stations
Hydroelectric Power Stations

The following table sets out details of our total installed capacity and our net electricity production by primary energy source:

31th December	Installed Capacity (MW) 2001	2002	2003	Net Electricity Production (GWh) 2001	2002	2003
Interconnected System						
Thermal						
Lignite	4,933	4,958	5,287	32,042	31,197	31,643
Oil	750	750	750	3,543	3,394	3,311
Natural Gas	1,100	1,581	1,581	5,814	6,725	7,632
Total Thermal	6,783	7,289	7,618	41,399	41,316	42,586
Hydroelectric	3,060	3,060	3,060	2,666	3,381	5,211
Wind and other renewable resources	5	5	7	11	14	16
Total Interconnected System	**9,848**	**10,354**	**10,685**	**44,076**	**44,711**	**47,813**
Autonomous Islands						
Thermal						
Lignite	-	-	-	-	-	-
Oil	1,277	1,352	1,422	3,886	4,122	4,327
Natural Gas	-	-	-	-	-	-
Total Thermal	1,277	1,352	1,422	3,886	4,122	4,327
Hydroelectric	1	1	1	1	1	1
Wind and other renewable resources	32	32	30	91	68	73
Total Autonomous Islands	**1,310**	**1,385**	**1,453**	**3,978**	**4,191**	**4,401**
Total Interconnected System and Autonomous Islands						
Total Thermal	8,060	8,641	9,040	45,285	45,438	46,913
Total Hydroelectric	3,061	3,061	3,061	2,667	3,382	5,212
Total Wind and other renewable resources	37	37	37	102	82	89
Total	**11,158**	**11,739**	**12,138**	**48,054**	**48,902**	**52,214**

All of our lignite-fired power stations are located close to our mines, in order to facilitate supply of lignite, most of which is transported by belt conveyors and to reduce transportation costs. As we currently mine almost all of the lignite used in our lignite-fired stations from our own mines, production costs are the principal costs of this thermal production source.

Heavy fuel-oil and diesel oil are currently supplied primarily by Hellenic Petroleum ("ELPE"). Heavy fuel-oil and diesel oil prices are based on prices published according to Platt's and are set in U.S. dollars.

We are the largest purchaser of natural gas in Greece. We currently purchase approximately 70% of the volume supplied by the Public Company of Gas Supply (DEPA) under a gas purchase contract, which commenced in 1994 and terminates in 2016.

In addition, we use hydropower as a peak load source. Due to public service obligations, such as the provision of irrigation water, some of our hydroelectric stations also operate during off-peak times. Hydroelectric stations generally require lower levels of maintenance and staffing than other types of power stations.

So far, we have installed 158 wind turbines, with a total installed capacity of 37 MW, 5 solar-powered stations as well as numerous solar powered units in small and isolated islands. For the year 2003 electricity generated from renewable sources was approximately 90 GWh.

Since February 2001, we have applied to the Minister of Development and the RAE for Generation Licences for the construction of 40 wind parks, 3 geothermal fields and 1 solar unit with a total installed capacity of approximately 510 MW. To date, we have received authorizations for 13 wind parks with an installed capacity of approx. 29.6 MW, and for the development of one geothermal field with a planned installed capacity of 8 MW. In addition, the RAE has submitted a positive recommendation to the Ministrer of Development for the construction of 10 more wind parks with total installed capacity of 57.5 MW. We believe that some of these stations will be operating by 2006. In addition our subsidiaries, PPC Renewables and PPC Rhodes, (ex "COGEN") are exploring the feasibility to increase generation from renewable resources either through direct investment or through participations in Joint Ventures.

The percentages of our total electricity generation by primary energy source in the interconnected system and the autonomous islands for the year 2003 are shown below:

Electricity Production in interconnected system by primary energy source

Electricity Production in autonomous islands by primary energy source


66.2%
6.9%
16.0%
10.9%
0.03%
LIGNITE
OIL
HYDRO
NATURAL GAS
RENEWABLES
98.3%
OIL
RENEWABLES
1.7%

The following power stations or units have been recently constructed or are currently under construction and are expected to operate between 2004 and 2006:

- Lignite-fired power station at Florina with installed capacity of 330 MW. Commercial operation of the station commenced in the first half of 2003.
- Hydroelectric station at Messochora with installed capacity of 162 MW. Commercial operation of the station is expected to commence in 2006.
- Heavy oil fired power station at Atherinolakkos, Lasithi, Crete comprising of two diesel engines with a total installed capacity of 102 MW. Commercial operation of the station is expected to commence in the second half of 2004.
- Heavy fuel oil- fired power station (with natural gas- firing capabilities) comprising of two steam turbine units with 90-100 MW total installed capacity at Atherinolakkos, Lasithi, Crete. Commercial operation of this station is expected to commence in 2006.
- Two diesel-oil fired turbines, with an installed capacity of 28 MW each, at Chania and Linoperamata power stations commenced operations in June 2003. The commencement of a third turbine of the same capacity is expected by June 2004.
- A new CCGT unit at our Lavrio station with an installed capacity of 385 MW. The project is expected to be completed by 2006.

Of the total budgeted costs for the construction of the above power stations or units, approximately 65% had been incurred as of 31st December 2003.

3.3. Transmission

We own the interconnected transmission network. Electricity, which is generated from our power stations or other generators, (or in the case of imported electricity, from the interconnection points) is transported to certain high-voltage customers and to our distribution network, which distributes the electricity throughout the interconnected system. The HTSO is responsible for the operation of the transmission system.

The backbone of the interconnected transmission system comprises three 400kV double-circuit lines, transmitting electricity from power stations in Northern Greece, where approximately 65%-70% of the country's electricity is generated, to the principal consumption centers in Central and Southern Greece, where approximately 65% -70% of the electricity generated is consumed.

The interconnected transmission system also comprises of additional 400kV lines, 150kV and 66kV overhead and underground lines, and submarine cables, connecting the interconnected islands to the interconnected transmission system.

In addition, the interconnected transmission system is connected with the transmission systems of Albania, Bulgaria, the former Yugoslav Republic of Macedonia and Italy. The interconnection with Italy comprises a 400kV direct-current transmission line.

The following map shows the 400kV transmission lines of the interconnected transmission system as at 31st December 2003.

NETWORK OF HIGH-VOLTAGE TRANSMISSION LINES 400KV AND INTERNATIONAL CONNECTIONS


SERBIA
KOSOVO B
F.Y.R.O.M.
SKOPJE4
DUBROVO
BITOLA
BLAGCEVGRAD
VETREN
CHAIRA
PLOVDIV
MARITSA3
BOYLGARIA
HAMITABAT
2000 MVA
TOYRKEY
1500 MVA
FILIPPI
THESSALONIKI
ALBANIA
1400 MVA
ELBASAN
FLORINA
AGRAS
EDESSAIOS
AGIOS DIMITRIOS
AMYDEO
MAKROHORI
KARDIA
ASOMATA
SFIKIA
POLYFITO
PTOLEMAIDA
TO ITALY
CORFU (KERKYRA)
PIGES AOOS
TRIKALA
LARISA
ARAHTHOS
LOUROS
POURNARI 1
PLASTIRAS
KREMASTA
KASTRAKI
STRATOS
GIONA
DISTOMO
LARYMNA
ALIVERI
AHARNES
AG.STEF
PALLINI
KOUROU
AG.GEOR
ARGIDIS
LAVRIO
LADONAS
MEGALOPOLIS
TOYRKEY
Thermoelectric Power Stations
Hydroelectric Power Stations
International Connections

As of 31st December 2003, the interconnected transmission system comprised a total of 10,413 kilometers of transmission lines, as summarized in the following table:

Transmission System Lines (Km)

	400 kV	DC 400kV	150kV (1)	66kV(1)	Total
Overhead	2,309	106	7,792	39	10,246
Submarine	-	-	123	15	138
Underground	-	-	29	-	29
Total	**2,309**	**106**	**7,944**	**54**	**10,413**

(1) Excluding the 656 km of our 150kV transmission undergroundlines on the autonomous islands as well as the 138 km of 150 kV underground lines in Athens, which are operated by the Distribution Business Unit.

As part of our involvement in telecommunications, we are installing a 2,000 km long fiber optics network, along the transmission network. This project is 99% complete. As at the end of 2003, our transmission system also incorporated 506 power transformers and autotransformers, with a total capacity of 38,806 MVA. Today, our Transmission Business Unit executes the day-to-day physical operation, maintenance and development of the interconnected transmission system, according to HTSO's instructions.

3.4. Distribution

The Distribution Business Unit distributes electricity throughout Greece (including both the interconnected system and the autonomous islands) and supplies electricity to all of our customers, including high- and medium-voltage customers. The term "distribution" refers to the transportation of electricity from the transmission network to the customer purchasing the electricity for his own use. In addition, the Distribution Business Unit is responsible for the generation, transmission and distribution of electricity on the autonomous islands. Under the Liberalization Law, as the sole, currently, distributor of electricity in Greece, we must provide third parties, including generation license holders, supply license holders and eligible customers, with access to our distribution network. For doing so, we have the right to charge a connection fee, which is set by the Ministry of Development in consultation with RAE.

The following table summarizes our national distribution network as of 31st December 2003:

Distribution Lines (Interconnected System and Autonomous Lines) (km)

	22, 20, 15, 6.6 kV	230-400 Volt	Total
Overhead	88,500	95,900	184,400
Submarine	1,021	2	1,023
Underground	7,285	9,300	16,585
Total	**96,806**	**105,202**	**202,008**

Transmission Lines (Autonomous Islands and Athens area) (km)

	150 kV	66 kV	Total
Overhead	501	137	638
Submarine	-	-	-
Underground	155	1	156
Total	**656**	**138**	**794**

At the year ended 31st December 2003, our distribution network also incorporated 133,200 medium-voltage transformers with a total capacity of 21,800 MVA.

The following table sets out the amount of electricity sold and the electricity revenues, by class of customer, in the interconnected system, for the three years ended 31st December:

Electricity sold in the interconnected system

	2001		2002		2003	
	GWh	€ million	GWh	€ million	GWh	€ million
Industrial	13,531	646	13,949	679	13,805	673
High Voltage	6,719	232	7,028	244	6,799	218
Medium and Low Voltage	6,812	414	6,921	435	7,006	455
Commercial	9,462	866	10,023	953	10,755	1,056
Residential	13,207	954	14,280	1,071	14,854	1,159
Agricultural	2,562	88	2,266	83	2,571	93
Others	1,953	150	1,998	161	2,146	178
Total	**40,715**	**2,704**	**42,516**	**2,947**	**44,131**	**3,159**


Electricity Sales 2003
(Interconnected system)
24%
34%
16%
15%
5%
6%
Electricity Revenues 2003
(Interconnected system)
33%
37%
14%
7%
6%
3%
High Voltage Intustrial
Medium and Low Voltage Industrial
Commercial
Resindential
Agricultural
Others

The following table sets out the amount of electricity sold and the electricity revenue, by class of customer, in the autonomous islands, for the three years ended 31st December:

Electricity sold in the autonomous islands

	2001		2002		2003	
	GWh	€ million	GWh	€ million	GWh	€ million
Industrial	275	21	288	21	305	23
High Voltage	-	-	-	-	-	-
Medium and Low Voltage	275	21	288	21	305	23
Commercial	1,551	141	1,645	159	1,776	174
Residential	1,339	103	1,495	120	1,589	133
Agricultural	218	9	218	8	212	8
Others	374	29	390	32	409	34
Total	**3,757**	**303**	**4,036**	**340**	**4,291**	**372**

Electricity Sales 2003

(Autonomous islands)


41%
37%
7%
10%
5%

Electricity Revenues 2003

(Autonomous islands)


47%
36%
6%
9%
2%


Commercial
Agricultural
Medium and Low Voltage Industrial
Resindential
Others

Customer Services

The Distribution Business Unit is responsible for metering and billing the customers we supply electricity. Metering the consumption of small and medium-sized customers takes place every four months. Bills can be paid at our customer centers, at the branches of the Greek Post Office, the Lottery Tickets selling points and by direct debit at most Greek banks.

We are required by law to collect public television and radio taxes and municipal taxes from all of our customers. These taxes are included as separate items on the bills that we send out, and generally represent about 26% of the total amount billed, or approximately € 190 million in aggregate, every two months. We deduct commissions of 2% and 0.5% for the municipal taxes and public television and radio taxes, respectively, and refund the rest to the relevant municipality and government bodies. The Distribution business unit is also responsible for the operation of 277 service points throughout Greece.

3.5. Mining

The Mining Business Unit is responsible for extracting lignite from our lignite mines in Greece to provide fuel for PPC's lignite-fired power stations, and for the exploration and development of new sites. We are the second-largest lignite producer in the European Union and the fifth largest in the world. We mined all of the approximately 68.12 million tons used by our lignite-fired power stations during the year ended 31st December 2003.

We have the right under concessions granted by the Hellenic Republic to exploit approximately 61.5% of the exploitable lignite reserves in Greece, although we can increase that to approximately 95% of the exploitable reserves, if the Hellenic Republic grants us the right to exploit reserves for which we currently hold exclusive exploration rights.

We own the land on which our mines are located. We acquired this land mainly through expropriation from private owners and, to a lesser extent, through concessions from the Hellenic Republic.

We operate five open-cast lignite mines in the Western Macedonia region of Northern Greece and in the Peloponnese region in Southern Greece. Our four mines in Western Macedonia - Main Field, South Field, Kardia Field and Amynteon Field (incorporating our Florina mines) - comprise the Lignite Center of Western Macedonia and produced approximately 54.58 million tons of lignite during the year ended 31st December 2003.

Our mining complex in the Peloponnese region, the Lignite Center of Megalopolis, produced approximately 13.54 million tons during the same period.

All of our lignite-fired power stations are located close to our mines, allowing lignite to be transported directly from the mine to the power station, mainly by belt conveyors. Lignite from Western Macedonia is used to supply the generating power stations, which are located within a radius of 12 km of the mines, with a total installed capacity of 4,438 MW as of 31st December 2003.

Lignite from Megalopolis is used to supply power stations with units located within two kilometers from the mines, with a total installed capacity of 850 MW as of 31st December 2003.

According to the Greek Institute of Geology and Mineral Exploitation report for 2001, the total proven lignite reserves in Greece amount to approximately 5.8 billion tons, of which approximately 3.9 billion tons remain as exploitable reserves for electricity generation.

The map at the next page (35) sets out the exploitable lignite deposits in Greece.

Key Milestones of the Mining Business Unit for the year ended December 31st 2003:

- Lignite extraction run into 68.12 million tons, which covered in full the needs of our lignite fired stations.
- The second phase of Mavropigi tunnelling was completed. Total investment will amount to €132 million. So far three excavation units, one deposition unit and the belt conveyor control unit have been established and are in operation. This new mine will supply Ptolemaida station for the next 25 years
- Tunnelling at Kleidi Mine: The necessary initial procedures (preparation of plan, purchase of land, contractor selection) have been completed, for the tunnelling of a second mine in the Florina area. The exploitable reserves amount to approximately 32.6 million tons of lignite. These reserves will start supplying the Achlada power station around 2006.
- Safeguarding the viability of the lignite briquettes Factory: The production of lignite briquettes increased by 60.5% in 2003 compared to 2002, rendering the factory viable, with a positive performance after 10 consecutive years of negative financial results.
- Environmental matters: In 2003 we obtained the Ministerial Decision approving the environmental terms for our mines operating in Ptolemaida (Main Field, Kardia Field and South Field). Another Ministerial Decision was signed in January 2004 regarding our mines for Megalopoli and Amyntaio.

MAP OF EXPLOITABLE LIGNITE DEPOSITS


NORTHERN GREECE
Western Macedonia (58.9%)
Deposits
1,844.7 million tons
Drama (28.7%)
Deposits 900 million tons
Elassona (4.6%)
Deposits 145.5 million tons
SOUTHERN GREECE
Megalopolis (7.8%)
Deposits
243.5 million tons
Lignite deposits for which PPC has
the exclusive right of:
Exploitation
Research

3.6. Environmental Matters

The protection of the environment is a very important priority for our operation. Our guiding principles in environmental management are to comply with all relevant legislation, to minimize, to the extent possible, adverse effects that our activities may have on the environment and to continuously improve the environmental performance of all our activities in general. In addition, we cooperate with the Ministries of Development and Public Works, in order to formulate Greece's position on climatic changes.

Our core operations are subject to extensive environmental regulation, under Greek law, including laws adopted to implement European Union directives and international agreements. Environmental regulations affecting our business relate primarily to air emissions, water pollution and waste disposal. We are also subject to other regulations and standards, such as those relating to noise and electromagnetic fields.

The principal by-products and gases released by our electricity generation activities are sulphur dioxide (SO_2), nitrogen oxide (NOx), carbon dioxide (CO_2), particulate matter such as dust and fly ash as well as gypsum. The primary focus of applicable environmental regulation is to reduce those emissions.

We are contributing to the national action plan for the abatement of CO_2 and other greenhouse gas emissions.

We have started this process by establishing an emission reduction plan that involves:

- Increased use of natural gas and hydro for electricity generation;
- The development of renewable sources;
- The conservation of energy;
- The implementation of more efficient lignite technologies.

We have reduced CO_2 emissions per unit of energy produced in the decade 1990-2000. While electricity production has increased by 56% over that period, CO_2 emissions increased by 27%. The average CO_2 emission factor for our electricity generation declined from 1.3 kg/kWh in 1990, to 1.05 kg/kWh in 2002, a reduction of approximately 19%.

In the context of our business, electromagnetic fields arise from transmission and distribution lines and substations. The construction and operation of our transmission and distribution lines and substations is within the internationally adopted guidelines.

Each Business Unit has been assigned special milestones for the protection of the environment:

Mining Business Unit

- Land restoration programs (restoring depleted mining areas)
- Water Protection
- Protection of the local flora

Generation Business Unit

- Use of best available techniques for the existing and new electricity generation units
- Reduction of impure emissions to the environment
- Upgrading of the existing units and improvement of their output

Transmission and Distribution Business Unit

- Acting with local authorities to install underground cables in medium and low voltage networks;
- Using insulated cables in all new overhead low voltage networks;
- Using existing routes of power lines whenever possible;
- Soliciting proposals internationally for the design of new towers for our transmission lines aimed at reducing their environmental and aesthetic impact in non-urban areas of particular landscape value; and
- Acting to reduce the impact of lines in environmentally sensitive or protected areas

3.7. Corporate Social Responsibility

The ATHENS 2004 Olympic Games is a significant landmark in the contemporary history of Greece, as well as a great challenge and a milestone in its development. The PPC S.A., in response to this national issue, has decided to serve the noble institution of sponsorship by funding the upcoming Olympic and Paralympic Games, with the amount of Euro 30,000,000.

ATHENS 2004 has nominated PPC as Great National Sponsor of Olympic and Paralympic Games, exclusively in the field of Electricity.

The task undertaken by the PPC as sponsorship (Value in Kind) includes the following:

a. Supply of electricity services, provision of technical personnel, provision-installation-dismantling of Medium/Low voltage Substations, a total value of Euro 10,000,000.

b. Services concerning the covering of state bodies expenses for the new connection to the PPC Network, required for the supply of electricity to the Olympic Venues, a total value of Euro 20,000,000.

PPC will be entitled to sponsorship's rights and will use ATHENS 2004 and Greek Olympic Committee copyright, only referring to Electricity Services.

PPC is ready to respond to the increased requirements for electrical power related to the Olympic Games. The additional investments in electricity projects render its participation crucial for the success of the Olympic Games.





4

4.
REGULATION OF THE GREEK ELECTRICITY SECTOR

4.1. Introduction

The regulatory framework for the Greek electricity industry has changed significantly over the past three years as a result of measures designed to introduce competition in the Greek electricity market. These changes have had and will continue to have a number of significant effects on our business. The Liberalization Law (2773/1999) implemented a new regulatory framework, based on the 1996 Electricity Directive.

A Ministerial decision established that the market comprising all high or medium voltage electricity users, representing approximately 35% of the electricity supply market in terms of power consumption, was opened to competition in February 2001.

The deadlines to gradually open up the electricity supply market, including opening up competition to every non-household customer from 1st July 2004, have been enacted in Greece by recent amendments to the Liberalization Law to comply with the 2003 Electricity Directive.

The regulatory framework implemented by the Liberalization Law distinguishes between the activities of generation, transmission, distribution and supply.

The framework also distinguishes between the interconnected transmission system and the distribution network and between the interconnected system and the autonomous islands.

4.2. European union legislative framework

4.2.1. 1996 Electricity Directive

The key legislation governing the electricity market in the European Union, is the 1996 Electricity Directive, which is still partially in force, and the 2003 Electricity Directive, which comes fully into force from 1st July 2004.

The 1996 Electricity Directive established common rules for the generation, transmission, distribution and supply of electricity in the European Union, and established obligatory minimum standards with which all Member States must comply in respect of their domestic electricity sectors.

Among other things, the 1996 Electricity Directive provides for the accounting unbundling of integrated electric utility companies into distinct activities, allows third parties to apply for authorization and participate in generation and supply activities, requires designation of an independent operator of the high voltage transmission system, and provides for third party access to the transmission system and distribution network on a non-discriminatory and transparent basis.

4.2.2. Recent amendments to the 1996 Electricity Directive

In June 2003, the European Parliament and the Energy Council amended the 1996 Electricity and Gas Directives by jointly adopting two new directives with common rules, respectively, for the European Union electricity and the gas markets.

These directives are aimed at accelerating the liberalization of the electricity and gas sectors in the European Union. The main elements of the 2003 Electricity Directive are:

- Acceleration of the market opening so that, with effect from 1st July 2004 every non-household customer and from 1st July 2007 every customer including households, should be able to purchase electricity from any supplier of his choice;
- Strengthening of obligations in relation to the separation of key market functions and in particular, a requirement that transmission and distribution are carried out by separate legal entities, where vertical integration exists;
- Enhancement of the regulatory authorities 'role in order to ensure that transmission and distribution tariffs are non-discriminatory and cost-reflective;
- Monitoring of security of supply and launching of tendering procedures for new capacity to contribute to the security of supply; and
- Establishment of common minimum standards for public service requirements, especially for vulnerable customers.

The 2003 Electricity Directive is accompanied by European Union Regulation concerning access conditions for the cross-border exchange of electricity, intended to facilitate the development of a pan-European market for electricity through harmonized access tariffs and standard procedures for dealing with capacity constraints and congestion. Other than enacting legislation to comply with deadlines to open up competition to customers, the Hellenic Republic has not yet adopted enacting legislation, to implement the 2003 Electricity Directive in its entirety.

4.3. The Greek legislative framework

4.3.1. The Liberalization Law

Prior to the Liberalization Law, the regulatory framework for the Greek electricity industry gave us an almost exclusive right to generate, transmit, distribute and supply electricity. Other than us, certain industrial entities were allowed to produce electricity primarily for their own consumption and certain private commercial generation was allowed from renewable resources and co-generation. The Greek government regulated the tariffs we charged to our customers and any tariff increase required the approval of the Minister of National Economy and Finance. We decided which generating units to use at any particular time on the basis of our internal operational procedures. We also operated the transmission system and distribution network. On 22nd December 1999, the Liberalization Law came into force to comply with the 1996 Electricity Directive.

The Liberalization Law, which is now the primary legislation governing the Greek electricity sector, began the transformation of the Greek electricity sector from a monopoly to an industry open to competition. The principal regulatory provisions of the Liberalization Law may be summarized as follows:

- the electricity sector is supervised by the Minister of Development;
- the RAE is established as the independent regulatory authority whose principal responsibilities are to supervise and monitor the liberalizing energy sector;
- in exercising their powers, both the Minister of Development and the RAE must act in such a way as to protect the environment, satisfy Greece 's electricity requirements, verify the ability of licensed generators and suppliers to finance their activities, promote competition in generation and supply, protect the interests of consumers, promote efficiency, take into account the cost of research and development and protect the public against health and safety dangers;
- the operation of any electricity business, defined as the activities of generation, transmission, distribution or supply of electricity, requires a licensee. The Minister of Development grants licenses, on the basis of a recommendation from the RAE based on principles set out in the Authorizations Regulation. Entities operating electricity business, subject to delivering their public service obligations must aim to achieve a competitive electricity market by not discriminating against separate categories of consumers;
- we retain the ownership of the interconnected transmission system while the right to operate and plan its development is granted to the HTSO. We retain the right to use the interconnected transmission system for non-electricity purposes provided this does not compromise the safe, secure and economic operation of the interconnected transmission system and provided that there is no cross-subsidization of non-electricity activities by electricity customers;
- we retain the ownership of, and the right to operate the distribution network;
- the operation of the electricity market is principally governed by four Codes, each as approved by a Ministerial decision: the Grid Code, regulating the physical operation of the interconnected transmission system; the Power Exchange Code, regulating financial transactions in respect of the interconnected transmission system; the Network Code, regulating the distribution network; and the Supply Code, regulating supply to all customers;
- as an integrated electricity business, we are required to keep separate accounts for our generation, transmission and distribution businesses;
- the HTSO must dispatch generation in merit order of the bids reflecting variable costs submitted on the day -ahead dispatch process from all technically-available generation units, subject to transmission constraints and the requirement to prioritize the dispatch of electricity generated from renewable resources, co-generation and in respect of up to 15% of annual consumption indigenous fuel sources; and

- tariffs for all electricity businesses other than supply to Eligible Customers are approved by the Minister of Development following an opinion provided by the RAE. There are also special interim provisions regulating the price we can charge to Eligible Customers for electricity, while we supply 70% or more of the Eligible Customer market setting a maximum tariff we can charge.

4.3.2. Recent amendments to the Liberalization Law

The Greek Parliament adopted in July 2003 a law that significantly amended several provisions of the Liberalization Law. The amended Liberalization Law came into effect on 29th August 2003. The most significant changes to the Liberalization Law are summarized as follows:

- **Establishment of a mandatory day -ahead market:** The current dispatching system, which is structured on variable cost-based bids that are submitted daily to the HTSO by the available generation units was transformed into a mandatory day-ahead electricity market system, that is structured on market -based bids made on an hourly basis, reflecting at least the variable operating costs of each unit.
- **Settlement of Imbalances:** A new definition for imbalances has been determined as the difference between the schedule resulting from the day -ahead market and the dispatching in real time. The HTSO may also enter into agreements with generators in order to ensure the provision of ancillary services and reserve power to the day -ahead market participants, on a minimum cost and non-discriminatory basis.
- **Provision for capacity-adequacy mechanisms:** To help ensure security of supply, the HTSO is entitled to enter into capacity-availability agreements following the launch of tender procedures.

  During the first implementation phase, the HTSO may enter into capacity-availability agreements for up to 1,300 MW of new generation capacity that must be commissioned by 1st July 2007.

  In the first phase, there will be a tender process by the HTSO to enter into capacity availability agreements with new power stations to be commissioned no later than 1st July 2007 for up to a total of 900 MW.

  Additional tenders for up to 400 MW capacity may be made during that time period. We may participate in up to 200 MW if this additional capacity tender is made during the second round of the tender process if this is available.

  After this, we can participate on equal terms to third parties.

  The HTSO may also establish and operate market mechanisms that would ensure capacity adequacy, under the supervision of the RAE. These mechanisms could, in principle, impose specific obligations on suppliers, as load serving entities and provide incentives for capacity availability.

- **Supply:** The definition of electricity suppliers has been changed to include traders in addition to traditional load serving entities.

  Electricity supply licenses will be granted not only to those applicants who own adequate generation capacity within the EU, but also to those who are able to secure the availability of adequate generation capacity within the EU (e.g. on a contractual basis). In granting supply licenses, the new regime will also evaluate the applicant's creditworthiness, record of good practice and experience.

- **1,600 MW Generation license -cold reserve:** The new law grants us an electricity generation license to build new capacity or refurbish existing capacity of up to 1,600 MW, provided that the old capacity of an equivalent amount is put in cold reserve.

  The operation and management of the units in cold reserve shall be conducted in accordance with the Grid Code and as directed by the HTSO (on the basis of contracts to be agreed between us and the HTSO and pursuant to which we will be paid) exclusively to provide ancillary services and reserve power to the system.

4.3.3. Eligible customers

The Greek Parliament adopted in July 2003 a law that significantly amended several provisions of the Liberalization Law. The amended Liberalization Law came into effect on 29th August 2003. The most significant changes to the Liberalization Law are summarized as follows:

As contemplated by the 1996 Electricity Directive, the Liberalization Law distinguishes between Eligible and Non-Eligible Customers.

The Liberalization Law provides that the percentage of Eligible Customers must represent a percentage of power consumption equal to the percentage of the electricity market liberalization determined each time by the European Commission.

In order to comply with these requirements, the Liberalization Law provides that Eligible Customers are all customers consuming more than 100 GWh per year per point of consumption, and others defined by the RAE based on decisions of the Minister of Development.

One such decision of the Minister of Development dated 9th January 2001 expanded the characterization of Eligible Customers, with effect from 19th February 2001, to include all high-or medium-voltage electricity users together currently representing 35% of the electricity market by consumption, which exceeds the current requirements of the 34.5% of the European Commission.

However, pursuant to the 2003 Electricity Directive, this percentage of Eligible Customers will be increased, since all non-household consumers will be defined as Eligible Customers from 1st July 2004, with the exemption of the autonomous islands in line with the 2003 Electricity Directive.

However, by a decision of the Minister of Development, following the European Commission 's approval, small groups of non-household customers may be exempted and defined as non-Eligible Customers, if there are technical constraints to ensure a reliable supply of electricity to them.

Such exemptions will not be applicable after 1st January 2006. As of 1st July 2007, all customers (including household customers) will be considered Eligible Customers, with the exemption of all of the customers on the autonomous islands.

4.3.4. Non Eligible customers

Non-Eligible Customers are principally residential consumers and small and medium-sized businesses connected to the low voltage network. All consumers on the autonomous islands are also Non-Eligible Customers.

Under the Liberalization Law, we have the exclusive right and obligation to supply electricity to Non-Eligible Customers. The terms on which we provide this supply are regulated by the Supply Code Edition Two.

4.3.5. Public Service Obligations

As the incumbent electricity provider in Greece, we must carry out certain public service obligations, including:

- charging customers on the autonomous islands electricity tariffs that are the same as the electricity tariffs we are entitled to charge to Non-Eligible Customers on the interconnected system, although these tariffs do not cover the average cost of generation on the autonomous islands;
- providing electricity to certain customers at a discount including agricultural customers, municipalities, large families, earthquake victims and small newspaper publishers. Consequently, the price charged to these customers does not allow us to recover our costs of generation; and
- irrigation obligations, which require us to release water from our hydroelectric station, thereby generating electricity at times of the day that may not be the most economical for us.

4.3.6. Diagram of the Greek Electricity Industry

The following diagram shows the electricity flows in the industry as currently contemplated under the Liberalization Law:

STRUCTURE OF THE GREEK ELECTRICITY POWER MARKET


PPC
GENERATION
INDEPENDENT
GENERATORS & SUPPLIERS
IMPORTS
EXPORTS
HELLENIC TRANSMISSION
SYSTEM OPERATOR
(HTSO)
PPC
TRANSMISSION
ELIGIBLE
CUSTOMERS
PPC
DISTRIBUTION & SUPPLY
ELIGIBLE
CUSTOMERS
NON ELIGIBLE
CUSTOMERS
REGULATORY BODIES
◇ R.A.E.
◇ MINISTRY OF DEVELOPMENT
FLOW OF ENERGY
COMMERCIAL RELATIONSHIP

* *As of 31st December, 2003, there were no independent power producers, with the exception of small renewable resources generators and industrial entities producing electricity for their own consumption.*

Our Transmission and Distribution business units are required to transmit and distribute electricity both on our behalf and on the behalf of other generators and suppliers.



5

5.
THE MARKET FOR OUR SHARES

Our shares are listed on the Athens Exchange (ATHEX) and have been traded there since 12th December 2001. Our shares are included in the ATHEX Composite Index, the FTSE/ATHEX-20, the FTSE/ATHEX-140 and the MSCI Greece indices.

The table below sets forth, for the periods indicated, the closing prices of our shares on the ATHEX, as well as the total monthly turnover in volume and value:

DATE	CLOSING PRICE (1)
	(in €)
31.01.2003	13.96
28.02.2003	14.24
31.03.2003	13.18
30.04.2003	13.58
30.05.2003	13.58
30.06.2003	15.70
31.07.2003	18.36
29.08.2003	17.68
30.09.2003	16.72
31.10.2003	18.54
28.11.2003	18.92
31.12.2003	19.60
30.01.2004	20.26

DATE	CLOSING PRICE(1)
	(in €)
27.02.2004	21.60
19.03.2004	20.10

DATE		Monthly Volume	Monthly Turnover Value
		(number of shares)	(in million €)
31.01.2003		8,003,220	112.417
28.02.2003		3,594,096	50.154
31.03.2003		5,033,896	68.341
30.04.2003		3,381,047	45.359
30.05.2003		6,473,592	88.780
30.06.2003		8,255,861	123.229
31.07.2003		7,514,750	127.847
29.08.2003		6,864,286	121.985
30.09.2003		7,401,300	123.470
31.10.2003		17,302,342	308.827
28.11.2003		12,003,447	222.472
31.12.2003		7,642,108	147.554
30.01.2004		9,592,983	193.116
27.02.2004		9,673,280	205.623
19.03.2004		6,163,497	129.986

The chart below shows PPC's share price performance against the performance of the ATHEX Composite Index for the period 12 December 2001 - 19 March 2003:


PPC Share Price Performance vs ATHEX Composite Index
Price 12.12.01:€ 12.06
SPO 11.12.02: € 13.32
SPO 30.10.03: € 18.50
Price 19.03.04: € 20.10
ATHEX index 19.03.04: 2365.4
ATHEX Index 12.12.01: 2605.3
PPC S.A.
ATHEX composite Index

The following chart shows the price performance and the volume of turnover of PPC's stock for the period 12 December 2001 - 19 March 2003:


PPC S.A. Share Price and Trading Volume
from 12/12/2001-19/03/2004
Trading volume in shares
Share Price in Euro
TRADING VOLUME
PPC S.A. SHARE PRICE

To date, we have not been involved in any way in any public tender.


ABB

6

6.
COMPANY INFORMATION

6.1. General Information

We were incorporated as a Société Anonyme on 1st January, 2001 under the Liberalisation Law 2773/1999 and pursuant to Presidential Decree 333/2000 (registered number 47829/06/B/00/2) in the Hellenic Republic for a term of 100 years, which may be extended by a resolution of the shareholders' general meeting. We have our corporate seat in the Municipality of Athens, Greece. We are registered under number 47829/06/B/00/2 in the Register of Companies, and our executive offices are at 30 Chalkokondyli Street, 104 32 Athens, Greece. Presidential Decree 333/2000 constitutes our articles of incorporation.

Under our articles of incorporation, our objectives are, inter alia, to conduct commercial and industrial activities in the energy sector in Greece and abroad, including the carrying on of commercial and industrial activities in the electricity sector, both in Greece and abroad; the engineering and design, supervision, construction, maintenance and operation of power stations; the management of commercial and industrial activities in the telecommunications sector, including the provision of services to third parties in project design, management and supervision and in the area of organisation and information systems; and participation in enterprises conducting similar activities.

6.2. History

PPC was established in 1950 as a corporation for electricity generation, transmission and distribution throughout Greece. Prior to the establishment of PPC, concessions to generate, transmit and distribute electricity were granted by the Greek government to private companies and municipal entities. PPC commenced operations in 1953 by generating and selling electricity to those existing concession-holding entities.

Between 1957 and 1963, PPC acquired the businesses of existing concession-holding entities including the Athens-Piraeus Electricity Company Limited, which served the largest metropolitan area of Greece and accounted for a substantial portion of the country's total electricity consumption.

Laws were passed by the Greek Parliament providing for certain exceptions to PPC's exclusive right of power generation, mainly to enable industrial entities to produce electricity principally for their own consumption. They also enabled private commercial generation from renewable resources, and co-generation.

Under the Liberalisation Law (2773/1999) and pursuant to Presidential Decree 333/2000, PPC was transformed, effective 1st January, 2001, into a Société Anonyme wholly owned by the Hellenic Republic for the purpose of carrying out the business of an electricity company. PPC S.A. was established for a term of 100 years, expiring 31st December, 2100; this term may be extended by a resolution of the general meeting of shareholders.

All assets, rights, liabilities, obligations and employees of PPC were transferred to us on 1st January, 2001.

In December 2001, following an increase of share capital and an offering of existing shares held by the Hellenic Republic, PPC's shares were listed on the Athens Exchange. In parallel, GDRs were admitted to London Stock Exchange.

The Hellenic Republic further reduced its stake in PPC through secondary offerings In December 2002 and October 2003.

Our reorganization

Until the enactment of the Liberalization Law, we operated as wholly-owned state utility whose objective was to develop to country's energy resources and to provide low-cost electricity to support the development of the Greek economy.

As part of our transformation into a commercial entity capable of competing in a liberalized market, we adopted a new organizational structure, which more closely reflects our core business operations.

Each business unit is now responsible for controlling its own costs and achieving its own operating targets, with the General Manager of each business unit reporting directly to our Chief Executive Officer. This new structure aims at separating the responsibilities and the performance of each business unit.

6.3. Property

We are the legal successor to all the former PPC's property rights in 5,781 principal properties, 95 of which are power stations. Our properties are for the most part held free of encumbrances. Although we own all properties formerly owned and registered in the name of PPC, legal title in land and buildings will not be perfected, and therefore title may not be enforced against third parties until the property is registered at the relevant land registry in our name. We are in the process of registering this property free of charge at the relevant land registries, following a simplified registration procedure established under Greek law.

We own our entire principal operating facilities. We have acquired the land pertaining to our mines and power stations mostly through expropriations from private owners and sale and purchase contracts. In addition, we have the right to use certain properties through concessions from the Hellenic Republic. The land relating to our hydroelectric power stations acquired through expropriations will revert to the Hellenic Republic, at no charge, once this land in not necessary for the fulfillment of its purposes pursuant to a decision of our board of directors, as approved by the Minister of Development.

We lease the headquarters for our business units pursuant to standard commercial leases. The majority of these leases are due to expire between 2007 and 2009 and we are considering the possibility to purchase our own building in order to house our administrative offices.

The following table identifies our most significant property holdings with respect to our operations as at 31st December 2003.

	Address	Type of Property	Use	Area
1	Agios Dimitrios	Land, buildings, power stations	Thermal power station	Western Macedonia
2	Kardia	Land, buildings, power stations	Thermal power station	Western Macedonia
3	Amyndeon	Land, buildings, power stations	Thermal power station	Western Macedonia
4	Ptolemaida	Land, buildings, power stations	Thermal power station	Western Macedonia
5	Florina	Land, buildings, power stations	Thermal power station	Western Macedonia
6	Polifito	Dam	Hydroelectric power station	Western Macedonia

	Address	Type of Property	Use	Area
7	Sfikia	Dam	Hydroelectric power station	Central Macedonia
8	Asomata	Dam	Hydroelectric power station	Central Macedonia
9	Thissavros	Dam	Hydroelectric power station	Eastern Macedonia
10	Platanovrisi	Dam	Hydroelectric power station	Eastern Macedonia
11	Komotini	Land, buildings, power stations	Thermal power station	Thrace
12	Pournari	Dam	Hydroelectric power station	Ipiros
13	Aoos Springs	Dam	Hydroelectric power station	Ipiros
14	Plastiras	Dam	Hydroelectric power station	Thessalia
15	Mesochora	Dam	Hydroelectric power station	Thessalia
16	Kremasta	Dam	Hydroelectric power station	Central Greece
17	Kastraki	Dam	Hydroelectric power station	Central Greece
18	Stratos	Dam	Hydroelectric power station	Central Greece
19	Aliveri	Land, buildings, power stations	Thermal power station	Central Greece
20	Megalopolis	Land, buildings, power stations	Thermal power station	Peloponnese
21	Ladonas	Dam	Hydroelectric power station	Peloponnese
22	Lavrio	Land, buildings, power stations	Thermal power station	Athens/ Attica
23	Linoperamata	Land, buildings, power stations	Thermal power station	Crete
24	Chania	Land, buildings, power stations	Thermal power station	Crete
25	Atherinolakkos	Land, buildings, power stations	Thermal power station	Crete
26	Soroni	Land, buildings, power stations	Thermal power station	Rhodos

Under Greek law, we benefit from rights of way for all of our transmission lines and pylons. We generally expropriate the land needed to conduct our operations pursuant to authorization by the Hellenic Republic and at a price determined by Greek courts.

Additionally, under Greek law, we have been granted rights of way for all distribution cables and poles.

6.4. Legal Proceedings

We are currently defendants in a number of legal proceedings (court actions, arbitration and mediation proceedings), all in Greece, incidental to our mining and electricity-related operations. Under law, we continue to be a defendant in these legal proceedings, even though many of them were initiated when we were a public corporation. The pending legal proceedings include various civil and environmental claims, disputes relating to the construction and operation of several power stations, and other matters that arise in the normal course of business.

While some of these legal proceedings have been judged in our favour at the first and second instance, because of the nature of these proceedings, we are not able to predict the ultimate outcomes, some of which may be unfavorable to us. In addition, some of these proceedings have been brought on behalf of various groups of employees and pensioners. Although we do not believe the plaintiffs will be able to obtain judgment for the amounts claimed, there can be no assurance of this. Our total estimated exposure in respect of the legal proceedings we are currently defending against excluding interest, imposed by law or contract as of December 31st 2003, is € 402 million. We have established a reserve for litigation and contingent liabilities where we consider it probable that a claim will be resolved unfavorably and where we can reasonably estimate the potential liability. We have summarized below the most significant proceedings in which we are involved.

Claims with constructors, suppliers and other claims

We are currently the defendant in a number of civil actions brought against us by several construction companies claiming mainly increased compensation under construction contracts with us. The aggregate value of above and other claims is approximately € 224 million.

Arbitration

We have initiated legal proceedings from suppliers that are in arbitration or settlement process.

Fire Incidents

A number of individuals have raised claims against the Company for damages incurred as a result of alleged electricity-generated fires.The cases relate mainly to the years 1993-1996 and the total amount involved is approximately € 47 million.

Employees 'and pensioners 'claims

Over the last five years, there have been a number of actions initiated by employees and pensioners, claiming various salary supplements, allowances and pension benefits.The sums claimed pursuant to such actions amount to approximately €123 million.

Environmental claims

Certain claims have been raised by two municipalities in relation to the Company's operation in northern Greece, for a total amount of approximately € 8 million.

Disputes with the RAE

We have a number of disputes with the RAE arising out of their regulation of the electricity system and the Liberalization Law. In the course of April and May 2003, the RAE issued and notified to us three decisions imposing fines for alleged violations of the Liberalization Law and the terms of our generation license. The alleged violations concern:

(i) *the proper unbundling of accounts relating to our electricity activity;*

(ii) *the separate charge of a levy relating to the generation from renewable resources in our supply invoices; and*

(iii) *the failure to notify and obtain prior approvals for the operation of generation facilities in certain autonomous islands.*

The Ministerial decision on tariffs of 9th September 2003 clarified that we are entitled to charge a levy of € 0.60 per MWh for renewable generation to all customers from 1st September 2003. We have been charging our customers this levy since March 2003. The RAE disputes whether this should have been charged. Our board of directors, in its meeting on 30th September 2003, decided to repay our customers the income from this levy for the period from 28th March to 31st August 2003, an estimated total amount of up to approximately €12 million. The total amount of fines is approximately €1.2 million. We are challenging the RAE 's decisions and have filed petitions for a second review before the RAE. The RAE has rejected our petitions concerning the renewable levy, the alleged lack of approvals for the operation of generation facilities, as well as the proper unbundling of our accounts.

6.5. Capital Expenditure

The table below sets out the capital expenditures by type of asset for the periods indicated:

Year ended 31st December (€ thousands)

	2001	2002	2003
Land	4,921	2,174	2,861
Mines	34,406	14,926	49,536
Buildings	106,950	63,456	153,781
Machinery	560,601	605,250	889,870
Transportation	2,078	1,622	2,399
Furniture & equipment	9,030	17,577	21,830
Construction in progress, net	101,925	(77,826)	(396,376)
Total	**819,911**	**627,179**	**723,901**

Capital expenditures have remained high during recent years as a result of the need to construct new generating facilities and to upgrade the machinery used in our mines and generating stations. This includes environmental upgrades for our power stations. In addition, we have been systematically installing additional lines and substations in our distribution and transmission network throughout Greece, to meet rising demand from existing and new clients, and also to improve operational reliability.

6.6. Insurance

We face risks of accidents in our operations, including the risk of fire and risks related to construction activities, transportation and third-party liabilities. We require our contractors to maintain insurance in respect of the usual risks associated with construction activities. In addition, we obtain insurance for the transportation of fuel, for our points of service where bills are paid, and for our information technology equipment. We do not obtain insurance for our car fleets, as we are specifically exempted by law from doing so. We do not obtain insurance cover for the usual risks associated with our stations, transmission, and distribution assets, property, equipment (other than our information technology equipment) and operations as well as environmental liabilities.




7

7.

OPERATING AND FINANCIAL REVIEW

Ernst & Young of 11th km National Rd Athens - Lamia, Athens 144 51 have audited our financial statements for the years ended 31st December 2003 and 2002 and Arthur Andersen has audited our financial statements for the year ended 31st December 2001, which have been prepared in accordance with IFRS. Ernst & Young's report on the financial statements for the year ended 31st December 2003, is included in the Appendix of this Annual Report.

7.1. General

TARIFFS

Since the enactment of the Liberalization Law, the Minister of Development, acting on the RAE's recommendation, must approve all electricity tariffs, other than those charged by suppliers to Eligible Customers. However, for as long as we supply at least 70% of the Eligible Customer market, the Ministry of Development will continue to set the maximum electricity tariff that we may charge to Eligible Customers.

Electricity tariffs increased in September 2003 by 2.5% for all customers.

STRANDED COSTS

In October 2002, the European Commission approved the application of the Hellenic Republic in respect of a stranded costs regime allowing us to recover stranded costs for a total amount of up to €1,431 million. These stranded costs fall into three categories, relating to the costs associated with: (a) the operation of financially non-competitive power stations in a liberalized market, for an amount up to €929 million and recoverable until 2015; (b) investment outside our usual scope of business, for an amount of €324 million and recoverable until 2006; and (c) our contract with Aluminium Company of Greece S.A. ("Aluminium"), expiring in 2006, for an amount of up to €178 million

There are a number of procedural requirements to be met allowing for the implementation of recovery of stranded costs. The Hellenic Republic is currently exploring the process by which we will benefit from the Commission's decision on stranded costs

FIXED ASSET REVALUATION

In 2001, in accordance with then provisions of article 10 of Law 2941/12.09.2001, we engaged American Appraisal to value our fixed assets in order to reflect their fair market value as at 31st December 2000. The appraisal resulted in a surplus of approximately Euro 2.5 billion. Based on the above law, the results of the above appraisal were reflected in our books during our first fiscal year (1st January 2001 to 31st December 2002), following our transformation into a societé anonyme. For reporting purposes, under International Financial Reporting Standards, we recorded the appraisal results at 31st December 2002. Had the fixed assets, for reporting purposes under International Financial Reporting Standards, been presented at appraised values at 1st January 2001, it is estimated that depreciation for the year ended 31st December 2002 would have increased by approximately Euro 245 million, with an equal decrease of the profit before tax for the year ended as of the above date. You should read note 6 to the audited consolidated financial statements for further information.

7.2. Results of Operations for the years 2001 - 2003

The following table shows our statements of income for the years ended 31st December 2001, 2002 and 2003:

	Year ended 31st December (€ thousands)		
	2001	**2002**	**2003**
Revenues	3,091,387	3,420,706	3,897,519
Expenses			
Payroll cost	731,034	767,445	821,243
Lignite	398,539	405,998	541,066
Liquid fuel	435,090	456,392	455,430
Natural gas	314,163	272,650	296,356
Depreciation & Amortization	216,032	243,552	447,881
Energy purchases	122,988	149,345	157,286
Materials & consumables	69,382	72,357	100,670
Transmission system usage	6,905	69,063	243,234
Utilities and maintenance	65,450	64,479	73,798
Third party fees	24,890	15,668	31,245
Taxes and duties	21,092	22,516	25,134
Provisions	29,373	73,603	51,116
Other expenses	48,053	57,392	60,383
Total expenses	**2,482,991**	**2,670,460**	**3,304,842**
Profit from operations	608,396	750,246	592,677
Financial expenses	**(268,569)**	**(232,284)**	**(175,857)**
Financial income	**19,639**	**16,914**	**41,039**
Share of loss of associates	**-**	**-**	**(26,906)**
Foreign currency gains (losses)	**7,686**	**43,434**	**35,076**
Other income (expense), net	**31,351**	**14,622**	**9,221**
Profit before tax	398,503	592,932	475,250
Income tax expense	**(146,668)**	**(112,970)**	**(170,622)**
Profit (loss) after tax	251,835	479,962	304,628

The following table shows certain financial data from our statements of income for the years ended 31st December 2001, 2002 and 2003, expressed in each case as a percentage of revenues[1]:

	Year ended 31st December (percentage)		
	2001	**2002**	**2003**
Expenses			
Payroll cost	23.6	22.4	21.1
Lignite	12.9	11.9	13.9
Liquid fuel	14.1	13.3	11.7
Natural gas	10.2	8.0	7.6
Depreciation & Amortization	7.0	7.1	11.5
Energy purchases	4.0	4.4	4.0
Materials & consumables	2.2	2.1	2.6
Transmission system usage	0.2	2.0	6.2
Utilities and maintenance	2.1	1.9	1.9
Third party fees	0.8	0.5	0.8
Taxes and duties	0.7	0.7	0.6
Provisions	1.0	2.2	1.3
Other expenses	1.5	1.6	1.6
Total expenses	**80.3**	**78.1**	**84.8**
Profit from operations	19.7	21.9	15.2
Financial expenses	**(8.7)**	**(6.8)**	**(4.5)**
Financial income	**0.6**	**0.5**	**1.1**
Share of loss of associates			**(0.7)**
Foreign currency gains (losses)	**0.2**	**1.3**	**0.9**
Other income (expense), net	**1.0**	**0.4**	**0.2**
Profit before tax	12.8	17.3	12.2
Income tax expense	**(4.7)**	**(3.3)**	**(4.4)**
Profit (loss) after tax	8.1	14.0	7.8
Revenues	**100.00**	**100.00**	**100.00**

REVENUES

The following table shows the sources of our revenues for the years ended 31st December 2001, 2002 and 2003:

	Year ended 31st December (€ thousands)		
	2001	**2002**	**2003**
Revenues from energy sales	3,052,957	3,318,430	3,606,629
Other[2]	38,430	102,276	290,890
Total Revenues	**3,091,387**	**3,420,706**	**3,897,519**

1. *Individual ratios may not sum to total due to rounding*

2. *Other revenues include sales of lignite briquettes and dried lignite, ash and steam to industrial customers as well as commissions for the collection of municipal, public television and radio duties*

Total revenues increased from € 3,420.7 million in 2002 to €3,897.6 million in 2003, an increase of € 476.9 million, or 13.9%. This was due to a 6% higher volume of sales, the partial effect of a 2.5% tariff increase as of September 2003, the full effect of the 3.85% tariff increase in July, 2002 (for all customers except for Aluminum of Greece and Larco) and the increase in other revenue from € 102.3 million to € 290.9 million, mainly as a result of fees from the HTSO. Total fees from HTSO in 2003 amounted to € 217.6 million of which € 207.4 million relate to the compensation fee for the use of the transmission system.

EXPENSES

The following table shows a breakdown of our expenses for the last three years:

	Year ended 31st December, (€ thousands)		
	2001	**2002**	**2003**
Expenses			
Payroll cost	731,034	767,445	821,243
Lignite	398,539	405,998	541,066
Liquid fuel	435,090	456,392	455,430
Natural gas	314,163	272,650	296,356
Depreciation & Amortization	216,032	243,552	447,881
Energy purchases	122,988	149,345	157,286
Materials & consumables	69,382	72,357	100,670
Transmission system usage	6,905	69,063	243,234
Utilities and maintenance	65,450	64,479	73,798
Third party fees	24,890	15,668	31,245

Year ended 31st December, (€ thousands)	2001	2002	2003
Taxes and duties	21,092	22,516	25,134
Provisions	29,373	73,603	51,116
Other expenses	48,053	57,392	60,383
Total expenses	**2,482,991**	**2,670,460**	**3,304,842**

Expenses increased from € 2,670.5 million in 2002 to € 3,304.8 million in 2003, an increase of € 634.3 million, or 23.8%, mainly due to increased transmission system usage and depreciation charges. Transmission system usage increased by 251.9% from € 69.1 million in 2002 to € 243.2 million in 2003 because in 2002 the HTSO charged PPC with fees only for a 3 month period (from October onwards), while the fees for 2003 refer to the whole year. Depreciation charges increased by 83.9% from € 243.6 million in 2002 to € 447.9 million in 2003 as a result of reporting, under IFRS, the fixed assets appraisal as of December 31st 2002. Consequently depreciation expense for 2003 is increased. You should read note 6 of the to the audited financial statements for further information.

Payroll increased from € 767.5 million in 2002 to € 821.2 million in 2003, an increase of € 53.7 million or 7%, mainly as a result of an employee bonus payment of € 28.5 million approved by the Annual General Meeting in June 2003, salary increases of 7% as a result of the collective bargaining agreement and seniority adjustments. Payroll consist of wages and employee benefits for all of our employees, except for the employees of our Mining operations, that are accounted for in the cost of lignite production, and certain employees involved in the construction of fixed assets, whose payroll cost is capitalized. For the year ended 31st December 2003, payroll expenses reflected in our statement of income represented 68.6% of total payroll costs, as compared with 69.0% for the year ended 31st December 2002. The following table provides the analysis from total payroll costs to payroll on the P&L statement.

Year ended 31st December, (€ thousands)	2001	2002	2003
Total payroll cost	1,073,435	1,111,772	1,196,455
Capitalization of payroll to fixed assets	(97,420)	(103,203)	(117,477)
Payroll cost included in lignite production	(224,417)	(241,124)	(257,735)
Payroll of the PIO	(20,564)	0	0
Payroll cost per statement of operation	**731,034**	**767,445**	**821,243**

Lignite expenses increased from € 406.0 million in 2002 to € 541.1 million in 2003. The 33.3% increase is due to increased depreciation charges, which concern primarily the machinery used in the mines. These charges are included in lignite expense, which in 2003 amounted to € 97.7 million compared to € 34.1 million in 2002. Liquid fuel expenses decreased marginally by 0.33% to € 455.4 million in 2003 while Natural gas expenses increased by 8.7% to € 296.4 million as a result of the increased use of gas for electricity generation. Energy purchases, to exploit lower-cost electricity imports, increased by 5.3% to € 157.3 million. Third party fees increased from € 15.7 million in 2002 to € 31.2 million in 2003, an increase of 99.4% as a result of charges to PPC's pension fund (PIO) for past years, as well as for maintenance services provided from third parties to the Transmission and

Distribution Business Unit. Provisions decreased from € 73.6 million in 2002 to € 51.1 million in 2003, a 30.6% decrease while other expenses increased slightly to € 60.4 million in 2003 compared to € 57.4 million in 2002.

PROFIT FROM OPERATIONS

Profit from operations decreased from € 750.2 million in 2002 to € 592.7 million in 2003. The 21.0% decrease in profit from operation was due to the 23.8% increase of expenses (mainly attributed to increased depreciation and increased charges from HTSO) compared to the 13.9% increase of revenues. However, excluding depreciation charges our profitability from operations (EBITDA) increased by 10.7% from € 1,027.8 million to € 1,138.3 million reflecting the sound fundamentals of our business.

FINANCIAL EXPENSE

Financial expenses declined from € 232.3 million in 2002 to € 175.8 million in 2003, a decrease of € 56.5 million, or 24.3% due to our continuous efforts to reduce debt and lower interest rates. Our total debt decreased from € 4.2 billion in 2002 to € 3.9 billion in 2003, a reduction of 7.1%.

FINANCIAL INCOME

Financial income increased from € 16.9 million in 2002 to € 41.0 million in 2003, an increase of 142.6% as a result of larger amounts of cash available in time deposits.

SHARE OF LOSS OF ASSOCIATES

In 2003, we recorded a loss from associates of € 26.9 million that reflects the loss made by Tellas, our telecommunications joint venture with Wind, which has been in operation since February 2003

FOREIGN CURRENCY GAINS

In 2003, we recorded foreign currency gains of € 35.1 million as compared to € 43.4 million in 2002 as a result of the appreciation of the Euro against the currencies to which we are exposed

INCOME TAXES

The following table shows a breakdown of our income taxes:

Year ended 31st December, (€ thousands)

	2001	**2002**	**2003**
Income tax expense			
Current income tax	144,336	157,271	165,157
Deferred tax charge	2,332	(44,301)	5,465
Total provisions for income taxes	**146,668**	**112,970**	**170,622**

We recorded a total tax provision of € 170.6 million in 2003, compared to € 113.0 million in 2002, an increase of € 57.6 million, or 51.0%. The applicable statutory tax rate during this period was 35%, while our effective tax rate for 2003 was 35.9%. The artificially low effective tax rate of 19.1% in 2002 was due to the tax benefit from the additional depreciation charges following the revaluation of fixed assets recorded as at 31st December 2002.

PROFIT (LOSS) AFTER TAX

Profit after tax decreased from € 480.0 million to € 304.6 million, a decrease of € 175.4 million or 36.5%. This decrease was due to the increase in operating expenses for 2003, mainly attributed to increased depreciation charges and transmission system usage that was partially offset by increased revenues and decreased financial expenses.

7.3. Balance Sheet and Cash Flow Data

The following tables show our balance sheet statements for the years ended 31st December 2001, 2002 and 2003:

BALANCE SHEET DATA: **As at 31st December,** (€ thousands)

	2001	2002	2003
Assets			
Cash and cash equivalents	47,278	28,407	27,493
PPC Personnel Insurance Organisation	167,759	61,294	-
Other current assets	1,245,630	1,225,714	1,251,472
Fixed assets, net	6,247,492	8,987,619	9,035,127
Other non-current assets	124,347	183,207	188,327
Total assets	**7,832,506**	**10,486,241**	**10,502,419**
Liabilities and Equity			
Current portion of debt	428,510	852,995	823,647
Other current liabilities	735,165	890,505	909,801
Derivative liability	69,382	80,543	47,821
Long-term debt, net of current portion	4,411,777	3,377,534	3,115,646
Other non-current liabilities	1,725,336	1,997,524	2,121,750
Total liabilities	**7,370,170**	**7,199,101**	**7,018,665**
Equity			
Share capital	680,851	1,067,200	1,067,200
Share premium	106,679	106,679	106,679
Revaluation Surplus	-	2,547,711	2,543,342
Accumulated Deficit and Reserves	(325,194)	(434,450)	(233,467)
Total Equity	**462,336**	**3,287,140**	**3,483,754**
Total Liabilities and Equity	**7,832,506**	**10,486,241**	**10,502,419**

The following tables show selected cash flow data for the years ended 31st December 2001, 2002 and 2003:

CASH FLOW DATA: **Year ended 31st December** (€ thousands)

	2001	2002	2003
Net Cash from Operating Activities	933,481	1,300,900	1,111,378
Net Cash used in Investing Activities	(527,172)	(442,971)	(538,776)
Net Cash from (used in) Financing Activities	(372,983)	(876,800)	(573,516)
Net increase (decrease) in cash and cash equivalents	33,326	(18,871)	(914)
Cash and cash equivalents at beginning of year / period	13,952	47,278	28,407
Cash and cash equivalents at end of year / period	47,278	28,407	27,493





8

8.

STRATEGY AND PROSPECTS

Prior to our restructuring and our initial public offering, our principal objective as the monopoly electricity supplier in Greece, was to meet the country's electricity needs, as required by law. Following the enactment of the Liberalisation Law and our transformation into a Société Anonyme, our primary focus has shifted to maximising shareholder value.

In order to meet that goal, our main strategic objectives are as follows:

- ***maintain our leading position in the Greek electricity market,***
- ***continue restructuring to further reduce personnel, cut costs and improve efficiency of operations,***
- ***continue capital expenditure rationalisation and debt reduction, and***
- ***explore long-term growth opportunities.***

Maintain leading position in the Greek electricity market

Despite the liberalisation of the Greek electricity market in 2001 and the granting of ten principal generation licences (with a total capacity of approximately 3,350 MW) and nine supply licences, we do not currently face meaningful competition, nor do we expect to do so from competing generating capacity before the end of 2005 at the earliest.

Moreover, during the same period, we expect that independent suppliers will remain constrained by the limited interconnector capacity and the current low tariff levels in Greece.

We aim to sustain our leading position in the Greek electricity market by taking advantage of our lignite-driven, low-cost generation fuel mix.

Our lignite-generated electricity, which is significantly cheaper than electricity generated from oil or natural gas, represented approximately 61% of our electricity generation in 2003.

We believe that our exclusive rights to the extensive exploitable lignite reserves in Greece will allow us to maintain this competitive advantage.

In addition, we will continue to build on our technical expertise, our commercial knowledge of the Greek electricity market, and our strong brand name.

We continue to increase customer loyalty by improving our customer service offerings.

Revenue growth in the electricity industry is driven mainly by growth in consumption and by tariff increases. As electricity consumption per capita in Greece is currently low compared to other European countries, and the growth rate in Greece's gross domestic production is higher than the European Union average, we expect that, over the next few years, electricity consumption in Greece will grow at a faster rate than the EU average.

Furthermore, tariffs in Greece are currently lower than the European average for both residential and industrial customers. Such tariffs are unlikely to provide sufficient incentive for new generating capacity.

We therefore believe, that there is scope for tariff increases in the future. We believe that the competitive advantages of our low generation cost and our expertise in the Greek electricity market put us in a strong position to capitalise on its potential growth prospects.

Continue restructuring to further reduce personnel, cut costs and improve efficiency of operations

We are continuing to restructure our operations to further improve our competitiveness. Key objectives of our restructuring programme include achieving further personnel and cost reductions and delivering improved operating efficiencies.

Reduce personnel

We have set a target of reducing our staffing levels from their year-end 2000 level of 31,645 to approximately 25,000 employees by 2007. We intend to achieve this through natural attrition and constrained hiring and by fully utilizing existent personnel.

We have already made significant progress, reducing our staff to 28,100 at year-end 2003 (a reduction of approximately 12% from year-end 2000). At the same time sales per employee have increased by 45% from € 91,000 per employee in 2000 to € 135,000 per employee in 2003.

Reduce costs and Improve operating efficiency

In addition to reducing staffing levels, we aim to reduce our non-fuel, non-personnel operating unit costs by increasing our operating efficiency to reflect European industry best practice standards.

Our management committee sets key performance indicator targets annually and each business unit reports progress on these targets and objectives on a monthly basis.

We intend to reduce our non-fuel, non-personnel operating unit costs and increase our operating efficiency through the following steps:

- Further optimise our maintenance activity. We will seek to further reduce our maintenance costs through implementation of preventive and predictive procedures for repairs and maintenance programmes focusing on probable fault areas.
- Invest in improving the efficiency of our operations. We are continuing to reduce costs through selective investments in improving the efficiency of our stations and equipment.
- *Improve our inventory management, procurement practices and outsourcing procedures. We intend to further* reduce the average age of our non-fuel supply inventories through improved inventory management, to improve our procurement practices and to utilise our property portfolio in a more efficient way.

Continue our capital expenditure rationalization and debt reduction

As part of the restructuring programme initiated in 2000, we introduced measures to rationalise our capital expenditure and have implemented stricter financial criteria for assessing all investments.

We have reduced our total debt levels by approx. €1,185 million between 31st December 2000 and 31st December 2003.

We expect this trend to continue in the future, having already achieved a debt-to-equity ration of 1.13.

More specifically, we aim to reduce our debt levels further, in order to achieve a ratio of 1:1 by the end of 2005.

Explore long-term growth opportunities

We continue to explore long-term growth opportunities, including:

Expansion outside Greece

We continue to monitor investment opportunities in South-Eastern Europe region. We have expressed our non-binding interest for the acquisition of a 67% stake in electricity distribution companies in Bulgaria.

Telecommunications

In 2001, we decided to expand our activities in telecommunications through TELLAS S.A., our joint venture with the Italian company WIND (a subsidiary of ENEL), in which we own 50% minus one share. TELLAS, is using the fibre optic network we have installed along our transmission network, achieving this way a significant competitive advantage.

Since the start of its operations on 3rd February 2003, TELLAS has been offering telecommunications services encompassing fixed wireless telephony and data/Internet.

As of December 31st 2003, TELLAS enjoyed an 8% market share aiming to achieve a 13% market share by 2004.





9

9.

DIRECTORS, MANAGEMENT, EMPLOYEES, SHARE CAPITAL AND SHAREHOLDERS

9.1. Basic Organisational Structure


BOARD OF DIRECTORS
11 Members
CHAIRMAN
D. Papoulias
INTERNAL AUDITING ENTITY
EXTERNAL FINANCIAL AUDIT
CEO
S. Nezis
MANAGEMENT BOARD
HEADQUARTERS DEPARTMENTS
SUPPORT UNITS
FINANCIAL BUSINESS UNIT
HUMAN RESOURCES & ORGANIZATION BUSINESS UNIT
MINES BUSINESS UNIT
GENERATION BUSINESS UNIT
TRANSMISSION BUSINESS UNIT
DISTRIBUTION BUSINESS UNIT

9.2. Board of Directors and Management

Our board of directors is the supreme administrative body of the Company and is ultimately responsible for the overall management of the Company. Our board has the power to take all actions consistent with the corporate purpose described in our articles of incorporation, except for actions that by law or under our articles of incorporation may only be taken by our shareholders at the general assembly. The board of directors develops our strategy and business development, supervises and controls the management of our property and approves, on the recommendation of our Chief Executive Officer our business plan and strategy and their implementation on an annual basis.

The Chief Executive Officer is elected by the general assembly of shareholders for a term of three years (until January 8th, 2007), and is our highest executive officer, responsible for day-to-day supervision of the operations of the Company. The Chief Executive Officer reports to our board and may, pursuant to our articles of incorporation, submit his proposals for achieving the Company 's objectives, as set out in our strategy and business plan to the board of directors. His primary responsibility is overseeing our business units and other departments and coordinating their actions. In addition, our Chief Executive Officer may decide on the Company 's entry into transactions with a value determined each time by a decision of the board of directors, but in no case exceeding € 0.3 million.

The Chief Executive Officer together with the six General Managers form the executive committee, which decides all matters delegated to it by the board of directors. The six General Managers in charge of operations at each of our business units report to the Chief Executive Officer and are responsible for their respective business units or departments. The scope of the General Managers' duties is determined by resolution of our board of directors, upon a recommendation of the Chief Executive Officer. Our executive committee is responsible for the co-ordination and efficient operation of our business, our administration, the performance of each business unit, the implementation of board of directors 'decisions and the procurement and award of projects with a value below € 3 million and which are not considered to need the board of directors approval.

According to our articles of incorporation, our board of directors consists of 11 members for a three-year term. Of them, *(i)* six members of our board, including the Chief Executive Officer, are elected by the general assembly of shareholders, in which the minority shareholders who voted in the special assembly for the election of the minority shareholders representatives cannot participate, *(ii)* two members are elected as representatives of the minority shareholders by a special assembly of minority shareholders, excluding the Hellenic Republic as a majority shareholder, *(iii)* two members are elected by our employees as their representatives under the supervision of an election committee formed by the labor unions. Finally, *(iv)* one member of our board is nominated by the Greek Economic and Social Committee and appointed by a decision of the Minister of Development.

Members are eligible for re-election or re-appointment.

The members of our present Board of Directors were elected after the Liberalization Law was put into effect, by the first General Assembly of Shareholders held on January 9, 2001. In accordance with our articles of incorporation, we convened a special meeting of minority shareholders on 20th February 2002, which elected Mr. Ioannis Manos and Mr. Spiridon Theodoropoulos as their representatives. Upon their election, two members of the Board, out of the eight appointed by the Greek State, resigned.

The term of the members of our current Board (except for the employees' representatives), were fixed for three years from the date of the general meeting of shareholders approving their appointment, or until 8th January, 2004. For this first term of service on the Board of the Société Anonyme, our current employees' representatives were appointed until the expiration of their original term (prior to our transformation into a Société Anonyme), or until 4th June, 2003 which was renewed until 8th January 2004.

The quorum for our board meetings is a majority of members of the board. Resolutions are adopted by a majority of votes of those present. The board meets at least once per month upon the call of the Chairman. A board meeting must also be called upon the request of four members of the board.

The current composition of the Board of Directors is as follows:

Name	**Position**
Papoulias Dimitrios	Chairman
Nezis Stergios	Chief Executive Officer and Deputy Chairman
Avramidis Vassilios	Member *(representative of the employees)*
Gargaretas Miltiadis	Member
Manos Ioannis	Member *(representative of the minority shareholders)*
Matsaridis Athanassios	Member *(representative of the employees)*
Souani Maria	Member (representative of the employees)
Theodoropoulos Spiridon	Member *(representative of the minority shareholders)*
Trapezanoglou Vassilios	Member
Tsamadou Eleni	Member
Vouyoukas Eleftherios	Member

The members of our Board of Directors own shares in our company, totaling 0.0062% of our issued share capital

The General Assembly held on 4/6/2003 renewed Mr Nezis position as CEO of the company for three more years until 8/1/2007.

Brief resumés of the members of our Board of Directors are set out below:

DIMITRIOS PAPOULIAS,

Chairman.

Dr. Papoulias is Chairman of our Board of Directors. He served as Chairman of the Board of the Hellenic Telecommunications Organisation (OTE) from 1996 to 1998, as Deputy Governor of the Hellenic Bank of Industrial Development (ETBA) from 1993 to 1995 and as Secretary General for the Public Sector at the Ministry of National Economy of Greece from 1985 to 1987.

Dr. Papoulias is a professor at the Department of Economic Sciences of the University of Athens, where he teaches Strategic Management and Operational Research. He holds a PhD from Oxford University, United Kingdom.

STERGIOS NEZIS,

Chief Executive Officer and Deputy Chairman.

Mr. Nezis is our Chief Executive Officer and Deputy Chairman of our Board of Directors. In addition, Mr. Nezis has been Chairman of PPC Renewables S.A. since June 2000 and Chairman of TELLAS S.A. and PPC- Wind NPV Holding since June 2002. He served as Managing Director of APCO S.A. (now MORNOS S.A.) from 1981 to 1984, and as Managing Director and General Manager of Phosphoric Fertilizers Industry S.A. from 1984 to 1989.

During the same period, he was a member of the Board and Executive Director of the Commercial Bank of Greece, responsible for the following industries in the Bank's group:

Elefsina Shipyards (member of the Board of Directors), Juice and Tinned Products Industry (Chairman of the Board of Directors) and Hellenic Bags and Plastic Items Industry (Managing Director).

Between 1989 and 2000, he was the Managing Director and General Manager of SCA Hygiene Products S.A., a subsidiary of the Swedish multinational SCA, responsible for Greece, Cyprus and the Balkans.

Mr. Nezis holds a degree in Chemical Engineering from the National Technical University of Athens and a Master in Business Administration from the Athens University of Economics.

He is a member of the Technical Chamber of Greece, the Hellenic Management Association, the Hellenic Association of Chief Executive Officers and a member of the Board of the General Council of Federation of the Greek Industries.

VASSILIOS AVRAMIDIS,

Member.

Mr. Avramidis is one of the employees' representatives on our Board of Directors. He has been an employee in our company since 1979 on the technical staff in the Lignite Centre of Western Macedonia.

He previously worked in the private sector as an engineer. From 1994 to 2000, he also served as President of the Labour Centre of Ptolemais, Eordea and has been a member of the General Council of the General Federation of Greek employees (GSEE).

MILTIADIS GARGARETAS,

Member.

Dr. Gargaretas is an engineer, and is currently the President of the Board of Directors of the HTSO. Dr. Gargaretas is also a special advisor on energy issues to the Minister of Development. He has been a freelance engineer in the construction sector since 1980.

From 1981 to 1999, he served as special advisor to the Ministries of Environment, Planning and Public Works, Internal Affairs and Public Administration and Defense. He holds a B.Sc. in Power Engineering, a M.Sc. in Nuclear Power Stations and a Ph.D. in Electricity Networks from the Polytechnic University of Bucharest. In addition, he is a member of the Technical Chamber of Greece.

IOANNIS MANOS,

Member.

Mr. Manos has been one of the minority shareholders' representatives on our Board of Directors since February 2002. He studied Law at the University of Athens, and Economics and Political Science in Paris, Brussels and Geneva. He holds an LLM in Public Law and a PhD in Political Science. From 1974 to 1994, he served as Advisor to the Governor at the National Bank of Greece. From 1979 to 1988, he was also Professor at the Institute Technique de Banque and at the Conservatoire National des Arts et Métiers in France.

In 1994, he was elected Secretary General of the Hellenic Banking Association and became a member of the Executive Committee of the European Banking Federation. From 2000 to 2002, he was President and Managing Director of the General Bank of Greece.

ATHANASSIOS MATSARIDIS,

Member.

Mr. Matsaridis represents PPC's employees on our Board of Directors as one of our employees' representatives. He has been an employee in our company since 1975. In 1988, he was elected a member of the Executive Committee of GENOP. In 1997, he was elected General Secretary of GENOP. A year later, he was elected to the prefecture council in the Prefecture of Kozani, Northern Greece. In 1999, Mr. Matsaridis was re-elected as General Secretary of GENOP.

MARIA SOUANI,

Member.

Mrs Souani is an employee representative on our Board of Directors. She has been working in the Administration department of our company since 1987. She is a member of GENOP and GSEE.

SPIRIDON THEODOROPOULOS,

Member.

Mr. Theodoropoulos is representing the minority shareholders on the Board since February 2002. Mr. Theodoropoulos studied Economics at the University of Athens. He has served as Chairman of various companies in the food sector. Since 1986, he has been the major shareholder and Chairman of CHIPITA INTERNATIONAL S.A., a food company listed on the Athens Stock Exchange. He is also a member of the board of Titan Cement Co. In addition, he is Vice-Chairman of the Board of the Confederation of Greek Industries.

VASSILIOS TRAPEZANOGLOU,

Member.

Mr. Trapezanoglou is a General Manager at Piraeus Bank. He studied Mathematics in Thessaloniki, Applied Informatics in Grenoble, France and Regional Development in Athens. He joined Piraeus Bank in 1998 and was responsible for the Information Technology, Organisation and Electronic Channels division of Piraeus Bank up to April 2001. Since then, he has been responsible for retail banking products, electronic distribution channels, marketing and communication. From 1975 to 1998, he was IT Manager in Hellenic Aspropyrgos Refineries (1975-1981), IT and Organization director of Motor Oil Hellas (1981-1991) and IT Director at Xiosbank (1992-1998). He has participated in several technical committees and councils. He was a member of the Board of the Greek Computer Society (Association of Computer Scientists) from 1977 to 1986, and President from 1983 to 1986. He is a member of the Executive Jury, created by the European Union and the Confederation of European Academies of Engineers, which awards annual European IT prizes (ITEA).

HELEN TSAMADOU,

Member.

Mrs Tsamadou is an honorary lawyer. She has been a member of our Board of Directors since June 2000. Mrs Tsamadou was Manager at the legal division of the National Bank of Greece until February 2000. She is a graduate of the National and Kapodistrian University of Athens, Law School and the American University, Washington College of Law (LLM). She was an adviser to the Minister of Development and at present is an adviser to the Minister of National Economy and Finance on legal matters.

ELEFTHERIOS VOUYOUKAS,

Member.

Mr. Vouyoukas is an economist specialising in international energy issues. Since 1996, he has worked as a consultant, mainly for international organisations. Prior to 1996, he was head of the Economic Analysis Division at the OECD, where he had worked since 1990. He also worked as a senior economist at the Corporate Planning Department of BP plc between 1986 and 1990. Mr. Vouyoukas studied Economics and Econometrics at the Universities of Essex and Southampton in the United Kingdom and at Queen's University in Canada.

The members of the Board as well as the General Managers are Greek Citizens The business address of each of the members of the Board of Directors is 30 Chalkokondyli Street, Athens 10432. The Chief Executive Officer and the General Managers comprise our Management Board (Executive Committee). The Board of Directors appoints the General Managers for a five-year term of office, which may be renewed.

The current composition of the Management Board is as follows:

NAME	POSITION
Stergios Nezis	*Chief Executive Officer*
Gregoris Anastasiadis	*Chief Financial Officer*
Georgios Manolopoulos	*General Manager of Human Resources and Organisation Business Unit*
Konstantinos Kavouridis	*General Manager of the Mining Business Unit*
Konstantinos Panetas	*General Manager of the Generation Business Unit*
Konstantinos Vassiliadis	*General Manager of the Transmission Business Unit*
Nikolaos Gagaoudakis	*General Manager of the Distribution Business Unit*

Brief résumés of the members of our Management Board as well as of the head of our internal audit department are set out below:

GREGORIS ANASTASIADIS

Chief Financial Officer

Mr. Anastasiadis became our Chief Financial Officer in November 2000. Prior to his current position, he had been the Chief Financial Officer of Panafon Telecommunication S.A. (now Vodafone S.A.) since 1993. He is currently a member of the Board of Directors of Tellas S.A., PPC-Wind NPV Holding and Larco. Mr. Anastasiadis has a degree in Economics from the Athens University of Economics and Business.

GEORGIOS MANOLOPOULOS

General Manager for Human Resources and Organisation Business Unit

Mr. Manolopoulos has been the General Manager of Human Resources and Organisation Business Unit since September 2000. Since November 2000, he has been a member of the Board of Directors of PPC Telecommunications S.A. From March 1995 to September 2000, he served as deputy General Manager of Administration. He has been employed in the Company in various positions since 1966. Mr. Manolopoulos holds a degree in Business Science from the Athens University of Economics and Business and a degree in Political Science from Panteion University of Social and Political Sciences.

KONSTANTINOS KAVOURIDIS

General Manager of the Mining Business Unit

Dr. Kavouridis has been the General Manager of our Mining business unit since September 2000. He is a mining engineer with a PhD in Mining and Mineral Technology from Imperial College University of London. Since 1989, he has been an Associate Professor at the Technical University of Crete. Mr. Kavouridis has co-operated with private mines as production manager as well as with IGME, the Greek Institute of Geological and Mineral Exploration. He has more than 20 years' experience in the lignite industry, and has held different senior management positions within the Company. He is currently the Chairman of the Board of Directors of PPC Telecommunications S.A. From 1994 to 2000, he was the Director of Ptolemais-Amynteon Lignite Centre. Dr. Kavouridis is a member of the Executive Committee of CECSO, the European Association of Solid Fuels, the Coal Preparation Experts Committee of ECSC (European Coal and Steel Community), and the General Department of Energy and Transport of the European Commission. He also represents PPC in DEBRIV, a German association of the Lignite industry.

KONSTANTINOS PANETAS

General Manager of the Generation Business Unit

Mr. Panetas has been the General Manager of the Generation business unit since September 2000. Prior to this, he was the General Manager of PPC Distribution for seven years. Since joining the Company in 1972, Mr. Panetas has served in various management positions and has represented the Company at international conferences and associations on numerous occasions. He is currently a member of the Board of -Directors of PPC Renewables S.A. and President of the Board of Directors of Vorinos Pellis S.A., a small hydroelectric project in northern Greece. Mr. Panetas has also been a member of the Board of Directors of DEPA since 1996. Mr. Panetas holds a degree in Electrical and Mechanical Engineering from the National Technical University of Athens.



Gregoris Anastasiadis
Chief Financial Officer



Georgios Manolopoulos
General Manager of Human Resources and Organisation Business Unit



Konstantinos Kavouridis
General Manager of the Mining Business Unit



Konstantinos Panetas
General Manager of the Generation Business Unit



Konstantinos Vassiliadis
General Manager of the Transmission Business Unit



Nikolaos Gagaoudakis
General Manager of the Distribution Business Unit

KONSTANTINOS VASSILIADIS

General Manager of the Transmission Business Unit

Mr. Vassiliadis has been the General Manager of the Transmission business unit since October 2000. Prior to this assignment he had been, since July 1997, Managing Director and Chief Executive Officer of Electric Railways Athens Piraeus SA, which is the owner and operator of Athens Metro Line 1.

In August 1996, Mr. Vassiliadis became the first director of operations of Attiko Metro S.A., and from this position, he set up the operation of the new Athens Metro Lines 2 and 3.

He has spent a major part of his professional career in the design and construction of these lines, having worked both for the initial design team (1985-1991) and later (1992-1994) for the Olympic Metro Consortium.

He is currently a member of the Board of Directors of Tellas S.A., PPC - Wind NPV Holding and the HTSO. Mr. Vassiliadis holds a degree in Electrical and Mechanical Engineering from the National Technical University of Athens and a Masters from the University of London.

NIKOLAOS GAGAOUDAKIS

General Manager of the Distribution Business Unit

Mr. Gagaoudakis has more than 30 years' experience in the electricity industry, dealing primarily with transmission system projects. He has held various senior management positions in the Company. Mr. Gagaoudakis holds an Engineering degree from the National Technical University of Athens.

He is the Vice President and Managing Director of PPC Telecommunications S.A., and a member of the Board of Directors of HTSO.

The aggregate compensation of all members of our Board of Directors, of our Management Board and our Executive Officers listed above (or persons who have left or been replaced during 2001 and 2002) paid or accrued, for the 12 months ended 31st December, 2002 was approximately € 1.6 million.

Ioannidou Thalia

Head of Internal Audit Department

Mrs. Ioannidou joined PPC in 1986. Since then, she has worked as an Economist in various positions of responsibility. In March 2003, she was appointed Head of the Internal Audit Department. Mrs Ioannidou is a graduate of the University of Piraeus and she holds a Masters degree from the University of Ottawa, Canada.

The business address for each of the members of the Executive Committee is 30 Chalkokondyli Street, Athens 10432.

We do not have a share option scheme for our directors or other employees.

No member has any interest in a transaction entered into by us or any of our subsidiaries which is or was unusual in its nature or conditions or significant as it relates to us and our subsidiaries as a whole and which was effected during the current or immediately preceding financial year or was effected during and earlier financial year and remains in any respect outstanding or unperformed.

9.3. Corporate Governance

Pursuant to the corporate governance law applicable to listed Sociétés Anonymes that came into effect June 2003, such companies are required to establish an internal audit department that will evaluate and monitor internal control procedures.

According to the terms of this new law, the internal audit department should be supervised by up to three non-executive members of the Board of Directors. The current composition of our committee supervising the internal audit department is two non-executive members of the Board.

These members are currently Mrs Tsamadou and Mr. Manos. Our Board resolved on 19th November, 2002 that our internal audit department will report to the Board and will be supervised by two of its non-executive members.

Pursuant to the Board's decision 47/27.2.2002, our internal audit department will consist of five members for a term of three years, which can be renewed for another three years.

Our Board of Directors further resolved on 28th March, 2003 that our internal audit department shall comprise Mrs Ioannidou, Mr Karatzas, Mr Tsirbas, Mr Ivaliotakis and Mrs Tzima-Giza, with Mrs Ioannidou as its head.

In order to comply with the requirements of the new corporate governance law, our shareholders appointed Mr. Nezis as executive member of the Board of Directors and the remaining ten directors as non-executive members of the Board at the extraordinary general meetings held on 15th and 22nd November, 2002.

No independent directors were appointed, as two members of the Board already represent the minority shareholders.

Other provisions of the new law require us to establish internal regulations, which will cover the operations of the internal audit department.

These regulations will also include, inter alia, provisions for procedures to monitor stock exchange transactions and other related party transactions of the members of our Board of Directors, our General Managers and other persons who could be considered insiders of the Company.

The new law also requires members of a Board of Directors and any third parties to whom certain board functions have been delegated to inform the Board of any conflicts of interest or interested transactions.

Our Board of Directors resolved on 19th November 2002, that we will establish internal regulations provided for by law; and approved on 22nd April 2003, certain internal resolutions which prescribe regulations and rules for the operation of the internal audit department.

In order to comply with the requirements of the law, we have established an investor relations department and a company announcement department.

9.4. Persons who may perform Athens Exchange Transactions under restrictions

Pursuant to the new corporate governance law, those members of our Board of Directors, our General Managers and other persons who could be considered insiders of the Company who are required to perform stock exchange transactions under certain restrictions are listed in the table below:

NAME	POSITION
Papoulias Dimitrios	Chairman
Nezis Stergios	Chief Executive Officer and Deputy Chairman
Avramidis Vassilios	Member
Vouyoukas Eleftherios	Member
Gargaretas Miltiadis	Member
Theodoropoulos Spiridon	Member
Manos Ioannis	Member
Matsaridis Athanassios	Member
Souani Maria	Member
Trapezanoglou Vassilios	Member
Tsamadou Eleni	Member
Anastasiadis Gregoris	Chief Financial Officer
Manolopoulos Georgios	General Manager of Human Resources and Organisation
Kavouridis Konstantinos	General Manager of the Mining Business Unit
Panetas Konstantinos	General Manager of the Generation Business Unit
Vassiliadis Konstantinos	General Manager of the Transmission Business Unit
Gagaoudakis Nikolaos	General Manager of the Distribution Business Unit
Deloukas Emmanouil	Legal Counselor
Lorentziadis Spyridon	Auditor (Arthur Andersen)
Konstantinou Dimitrios	Auditor (Ernst & Young)
Tsikripis Konstantinos	Director of Financial and Administrative Control Department
Ioannidou Thalia	Head of Internal Audit Department
Beskou Maria	Director of Communication Department
Agelopoulos Georgios	Director Financial Department
Exakoustidis Eleftherios	Chief Accountant
Koutroulis Efthimios	Head of Accounting Section
Onasoglou Marianthi	Head of Investor Relations Entity
Hellenic Republic	Shareholder (more than 20%)
PPC RHODES S.A. (ex COGEN HELLAS S.A.)	Subsidiary
PPC CRETA S.A.	Subsidiary
PPC RENEWABLES S.A.	Subsidiary
PPC TELECOMMUNICATIONS S.A.	Subsidiary

9.5. Employees

We had a total of 28,100 full-time employees at 31st December, 2003. The following table shows a breakdown of employees by category on the dates indicated:

	31st December	
	2002	**2003**
Category:		
Administration	2,815	2,771
Generation	6,518	2,382
Transmission	1,750	1,720
Distribution	11,597	11,235
Mining	6,115	5,992
Total	**28,795**(1)	**28,100**(2)

(1) Excluding 165 employees transferred to the HTSO

(2) Excluding 162 employees transferred to the HTSO

We are currently pursuing a policy of workforce rationalization, through a combination of natural attrition and constrained hiring, pursuant to which only one of every ten retirees will be replaced by a new hire. Our aim is to reach 25,000 employees by 2007.

Approximately 92% of our employees, including management, belong to unions. Over 80% of all employees belong to GENOP, the largest union in Greece, with the balance belonging to two smaller unions, the New Federation of Personnel and the Federation of PPC Personnel. The Management members are not participating in the unions.

We believe that our relations with our employees and our unions are generally good, despite certain claims of employees and pensioners against us. As a result, we have not experienced any significant industrial disputes, strikes or other work stoppages since August 1992, though we do experience occasional strikes. Our management expects this situation to continue in the future, since it co-operates with the unions to ensure stable labor relations.

Wages are set pursuant to the guidelines of our personnel charter and collective labour agreements. Each year, our management and representatives of GENOP negotiate a collective labor agreement that sets wage increases and other labour practices.

Since GENOP represents the majority of our employees, it is the union with which we are required by law to negotiate. Lately, two collective labor agreements for a two year period each have been enacted, one for the years 1999-2000 and one for the years 2001-2002. The collective agreement for 2003 had a one-year duration. The collective agreements for the years 2002 and 2003 resulted in annual wage increases of approximately 6% and 7% respectively.

The General Meeting of June 4th 2003, approved the payment of a € 28.5 million prim to our employees (inclusive of employer's contributions).

Pension benefits

Our employees receive pension, healthcare and welfare benefits as required by Greek law and the collective bargaining agreements with our unions.

Prior to the pension reform in Greece in 1992, we had no obligation to make employer contributions according to a defined contribution formula. We were, however, responsible for all payments and liabilities in respect of pensions or healthcare. Under Greek law, until 1st January2000, we paid pensions and related employee benefits out of our overall income rather than out of a separate fund as the liability arose. No separate funds or financial reserves were maintained to cover current or accrued pension liabilities.

Since January 1st 2000, our employees and pensioners have been covered by the Public Power Corporation Personnel Insurance Organisation (the "PIO"), a specific pension fund established for us under the Liberalisation Law. The PIO is a public entity supervised by the Hellenic Republic. The PIO has taken over our responsibility for meeting liabilities in respect of pensions, healthcare for our employees and pensioners, as well as certain other social security expenses.

Although the PIO began operating in August 2001, we continued paying pension liabilities and healthcare to our pensioners to April 2002. In August 2002, we were reimbursed by the Hellenic Republic for pension liabilities that we covered for 2000 and 2001 in an amount of _ 84.1 million, out of a total amount of _ 108.2 million outstanding as of 31st December 2001.The remaining _ 24.1 million relates to the cost of electricity supplied at a reduced tariff to our pensioners, which we are currently claiming from the Greek State. In addition, we are claiming _ 15.9 million of similar costs from the PIO. The PIO started paying pension liabilities on May 1st, 2002.

The Liberalization Law regulates the relations between our company and the PIO, as well as our relevant obligations. Two judgments were issued by the Council of State, the highest Greek court, confirming that the PIO is the successor to our company on all social security matters.

Those of our employees who were transferred to the HTSO belong to our payroll and are covered by the PIO.

9.6. Description of our share capital

Our initial share capital, created by Presidential Decree 333/2000, was GRD 220 billion (€ 645.6 million), divided into 220 million registered shares with a nominal value of GRD 1,000 each. Our shareholders' extraordinary general meetings held on 16th and 22nd November 2002 approved a capital increase through the issuance of 12 million common registered shares with a nominal value of GRD 1,000 each, and the listing of PPC's shares on the Athens Exchange and their admission for trading, in the form of Global Depositary Receipts, to the London Stock Exchange. Following the completion of the initial combined offering of our shares by PPC and the Hellenic Republic on 12th December 2001, our total paid-up share capital increased to GRD 232 billion (€ 680.9 million), comprising 232 million shares.

By a decision of our shareholders at the extraordinary general meeting held on 6th June 2002, our share capital and the nominal value of our shares were converted into s by means of a share capital reduction of € 1.09 million, which allowed for the rounding-up of the nominal value of our shares to € 2.93 each.

Our shareholders' extraordinary general assemblies held on 15th and 22nd November 2002 approved the increase of our share capital by € 387,440,000 by increasing par value per share by € 1.67. For this increase, we used the reserve resulting from the conversion of the share capital from Greek drachmas to the and we capitalised part of the fixed assets' statutory revaluation surplus. As a result, PPC's share capital amounts to € 1,067,200,000, divided into 232,000,000 common shares of € 4.60 per value each.

9.7. Capitalization

The following table sets out our capitalization as at 31st December 2003. You should read this table together with our financial statements and the related notes contained elsewhere in this annual report,

	December 31 2003
	(thousands €)
Debt	
Short Term borrowing	57,100
Current portion of long term debt	766,547
Long term debt, net of current portion	3,115,646
Total Debt	**3,939,293**
Shareholder's equity	1,067,200
Additional paid-in capital	106,679
Revaluation Surplus	2,543,342
Reveral of fixed assets statutory revaluation surplus included in share capital	-947,342
Retained earnigns and reservres	713,875
Total Shareholder's Equity	**3,483,754**
Total Capitalization	**7,423,047**
Cash and Cash Equivalents	**27,493**

There has been no material change to our capitalization since 31st December 2003.

9.8. Shareholding

The Company's shareholding structure as at 31.12.2003 was as follows:

Shareholders	**Number of Shares**	**(%)**
HELLENIC REPUBLIC	119,448,144	51.49%
FREE FLOAT	112,551,856	48.51%
TOTAL	**232,000,000**	**100.00%**

It should be noted that we are not aware of any shareholders, other than the Hellenic Republic, our Pension Fund (3.81%) and Fidelity Group (5.0% as of 25/8/2003), which hold, either directly or indirectly, an amount greater than 3% of our share capital.

In total, our Board of Directors holds shares equal to 0.0082% of our share capital.

In December 2002, the Hellenic Republic and DEKA sold 25,624,000 and 5,000,000 existing shares respectively, through a public offering in Greece and private placements abroad and to our employees. The Hellenic Republic shall allot one bonus share for every ten shares held for a six-month or 12-month period to retail investors and our employees respectively, up to a maximum of 200 shares per investor or employee.

On October 2003 the Hellenic Republic and DEKA sold 13,300,000 and 23,200,000 existing shares respectively through a Public Offering in Greece and private placements abroad and to our employees. The Hellenic Republic shall allot one bonus share for every ten shares held for a six-month or 12-month period to retail investors and our employees respectively, up to a maximum of 200 shares per investor or employee.

It is noted that on 6th March 2003, we transferred 8,838,670 PPC shares (3.81% of our share capital) held by the Hellenic Republic to the PIO, according to the 2/76233/0025/6.3.2003 decision by the Minister of Finance.

9.9. Form and transfer of shares

Our ordinary shares are in registered and dematerialised (book-entry) form. Transfers of ownership of dematerialised shares are effected through the ATHEX and the CSD by registration of the transaction in the CSK's records. The securities accounts of the investors are credited and debited by the account operators after each transaction. Transfers may also be effected, subject to certain requirements pursuant to Law 3632/1928, through an ""off-exchange" transaction under a written agreement. A copy of this agreement, together with a form indicating the securities accounts of the parties, must be delivered to the CSD, which subsequently registers the transfer in its records.

The CSD issues certificates to shareholders containing provisions regarding the status of the shareholders, the share identification data, the number of shares owned, the reason for the certificate's issuance, and any possible encumbrances over the shares. These certificates are issued by the CSD following a shareholder's request addressed to the CSD, either directly or through an account operator. Certificates may also be issued directly by an account operator through the Dematerialised Securities System ("DSS"), following a shareholder's request to the account operator, provided that the shares for which the certificates are requested are held through an account managed by the account operator. The person whose name appears in the CSK's records will be considered to be the shareholder of a dematerialised share.

Pursuant to Greek law and under limited circumstances, companies may purchase their own shares. The most common of such circumstances is the acquisition of shares by a company for the purposes of distribution of the company's shares to its employees or to the employees of an affiliated company.

In addition, companies whose shares are listed on the ATHEX may acquire, directly or through a third party, shares representing up to 10% of their own share capital. This process allows stabilisation of a company's share price in circumstances where it is believed that the share price is substantially lower than that which would correspond to the state of the market, given the financial condition and prospects of the company. According to Greek company law, the decision to stabilise is taken by the company's general meeting of shareholders on the basis of a 20% quorum of the entire paid-up share capital and an absolute majority of 50% of the paid-up share capital represented at the general meeting, plus one share. According to our articles of incorporation, a 50% quorum of the entire paid-up share capital and an absolute majority of 50% of the paid-up share capital represented at the general meeting, plus one share, is required for us to take a decision to stabilise. The decision of a company's board of directors to convene a general meeting and the decision of the general meeting of the shareholders must be communicated to the ATHEX and the Capital Markets Committee (CMC). The purchased shares must be fully paid-up and acquired from the market and the Collective Investments in Tradeable Securities Organisations ("OSEKA"); otherwise, the purchase may be declared invalid by the CMC. The purchased shares must be sold or distributed to the company's employees within three years of their purchase, or else they must be cancelled. The board of directors must communicate both the decision to sell and the decision to cancel to the ATHEX. In addition, the decision to sell must be published in at least two daily newspapers with circulation throughout Greece, at least 10 days in advance of the purchase, and any decision to cancel the purchase must be communicated to the Ministry of the National Economy. All shares acquired by us cannot be voted, but may be taken into account for the purpose of assessing a quorum.

9.10. Disclosure requirements

When, as a result of a transfer of shares listed on the ATHEX, a person owns or indirectly controls a percentage equal to or greater than 5%, 10%, 20%, 33%, 50% or 66% of the voting rights of the relevant company, or such ownership or control falls below these levels, the holder is required to notify the company and the ATHEX of his holdings and percentage of voting rights in writing within one calendar day.

When a person holds an interest of more than 10% of the voting rights of a company whose securities are listed on the ATHEX and that person's interest increases or decreases by more than 3% (or 1% when the shares of the company have been listed on the ATHEX for less than 12 months) of the total voting rights in the company, then that person is similarly required to notify the company and the ATHEX authorities within one calendar day, and at the latest one hour prior to the commencement of the ATHEX session that follows the transaction.

Decision 14212/1/195/19.07.2000 of the CMC regulates the public take-over bid for securities that are listed on the ATHEX. Pursuant to this decision, anyone who proceeds with a take-over bid for a public company must address to the shareholders a bid for the acquisition of at least 50% of the total number of shares of that company, specifying the minimum number of shares which must be accepted for the bid to remain in force. In addition, any person who acquires shares and as a result of such acquisition holds more than 50% of the total voting rights of the company for whose shares he is bidding, is obliged within 30 days to make a public take-over bid for the remaining shares of that company (subject to certain exceptions and qualifications).

Such a public take-over bid must be announced, prior to its announcement to the public, to the CMC and the board of directors of the target company; and within the next day, in the Daily Price Bulletin of the ATEHX, one major daily newspaper, one major financial newspaper, and if the company is listed on a foreign stock exchange, in a financial newspaper at the registered seat of that foreign stock exchange.

The bidder must also issue and make public (following the approval of the CMC) an information memorandum containing certain data required by the CMC. The results of the bid are to be published within 48 hours of the end of the acceptance period.

If a shareholder holds 10% or more of any class of shares of a listed company and intends within three months or less to acquire or transfer shares of the same class representing more than 5% of the share capital of the company, then the shareholder must notify the ATHEX of the intended transaction volume, the time period within which the transactions will be effected, and the brokerage company through which the transactions will be effected.

For 30 days from the end of the period for which quarterly financial statements of the company are being issued, or for a shorter time period until the publication of such financial statements, as well as from the time any confidential information comes to their possession in any way, shareholders holding more than 20% of the share capital of a company, members of a company's board of directors, executive officers of a company, a company's internal auditors and legal counsel, as well as a company's affiliates, may effect transactions in shares of the company or in derivatives related to shares of the company or its affiliates, only after prior notification to the board of directors of the company and publication of such notification in the Daily Price Bulletin of the ATHEX at least one day prior to the transaction.

9.11. Voting rights and restrictions

Each share gives the holder the right to cast one vote at a general meeting of shareholders.

Should the participation percentage of a shareholder or affiliated companies exceed 5% of our share capital, such shareholder will not have the right to be present and vote at the general meeting for that part of his holding which exceeds 5%.

Banks and other organisations with registered officers abroad which, according to the laws of the country of their establishment based on the shares they hold, issue titles or depository receipts representing shares (and provided such titles have been issued in favour of a particular shareholder at a percentage above 5%), will not have the right of presentation and voting in favour of the specific shareholder for the percentage of the shareholder's holdings exceeding 5%.

The Hellenic Republic cannot, by law, hold less than 51% of our voting shares after each increase of share capital.

9.12. Dividends

It is our intention to propose a dividend payment of _ 0.70 per share for the year 2003, subject to shareholder approval (General Assembly of April 20 2004).

We may only pay dividends out of profits for the preceding financial year and any distributable reserves, after the annual financial statements are approved by the general meeting of shareholders. Before the payment of dividends, we must allocate annually 5% of our net profits to the formation of a legal reserve until this legal reserve equals, or is maintained at a level equal to, at least one-third of our share capital.

According to our articles of incorporation and Greek company law, we are required to pay a minimum dividend equal to the greater of (a) 6% of our paid-up share capital or (b) 35% of our net profits for that year after the formation of legal reserves. According to Law 148/1967, as amended, a company's general meeting, acting with the majority of at least 65% of the paid-up share capital, may decide not to pay the minimum dividend. In this case, the undistributed dividends of up to at least 35% of the net profits for that year are transferred to a special reserve account.

This reserve account must be capitalised within four years from its formation by the issuance of new shares, which are distributed to the shareholders as a share dividend.

By a resolution of the general meeting, passed by a majority representing at least 70% of the paid-up share capital, the undistributed dividends can be transferred into reserves or otherwise applied.

Under our articles of incorporation, the general meeting of shareholders can decide to distribute any net profits remaining after allocation to the ordinary reserve and distribution of the minimum dividend through the issuance of new shares, which are distributed to the shareholders as share dividends.

This decision requires an Increased Quorum and Increased Majority, each as defined below. However, the decision not to distribute a dividend of net profits equal to 6% of the share capital would require a unanimous decision of all shareholders present at a general meeting of our shareholders.

Within six months following the end of our financial year, an annual general meeting of our shareholders is convened to approve our financial statements and the distribution of a dividend to shareholders with respect to the previous financial year.

The annual general meeting is duly convened when a quorum representing one-third of the paid-up share capital is present. Decisions of the annual general meeting are taken by an absolute majority of voting shareholders in attendance.

The amount approved for distribution shall be paid to shareholders within two months of the resolution approving our annual financial statements. Dividends not claimed by shareholders within five years of their distribution are forfeited in favour of the Hellenic Republic.

According to Greek company law, we may pay interim dividends with the approval of the Board of Directors if, at least 20 days before such payment, our interim financial statements are submitted to the Greek Ministry of Development and published in the Greek Government's Gazette and in a Greek financial newspaper.

Such dividends cannot exceed one half of the net profits as set forth in the interim financial statements. The Board of Directors has the authority to declare and pay such dividends without obtaining the approval of shareholders at the general meeting.

Finally, according to our articles of incorporation and Greek company law, no distribution may be made if at the end of the last financial year our own funds as shown in the balance sheet are lower, or will be lower after the distribution, than the aggregate of the share capital and the reserves that may not be distributed.

9.13. General meeting of shareholders

Pursuant to our articles of incorporation and Greek company law, the general meeting of shareholders (which is the supreme corporate body of a Greek Société Anonyme) is entitled to decide on any and all company affairs. Its resolutions are binding on our Board of Directors and Executive Officers as well as all shareholders, including those absent from the general meeting and those dissenting.

The general meeting is the only competent body to decide, among other matters: **(a)** the extension of the duration of our company, our merger, revival, de-merger or dissolution; **(b)** amendments to our articles of incorporation; **(c)** increases or reductions of our share capital (except for increases authorised by the Board of Directors, as described below); **(d)** the issuance of bonds or convertible bonds (except for the issuance of convertible bonds authorised by the Board of Directors, as described below); **(e)** election of members of the Board of Directors and the Chairman; **(f)** the appointment of auditors and liquidators; **(g)** the distribution of annual profits; **(h)** the approval of the annual financial statements; **(i)** transformation of the company into a different corporate form; and **(j)** the release of the Board of Directors and auditors from liability upon acceptance of the financial statements.

The ordinary general meeting is in principle convened by the Board of Directors and is held regularly within six months of the end of each financial year. The Board may convene an extraordinary general meeting as and when it deems necessary. According to our articles of incorporation and Greek company law, chartered auditors are also entitled to request the Chairman to convene an extraordinary general meeting within ten days of the notification of such request.

A simple quorum for our general meeting is met whenever shareholders holding at least 50% of the paid-up share capital are present or represented at the meeting ("Simple Quorum"). If a Simple Quorum is not achieved, the general meeting convenes again within 20 days from the date of the previous meeting. At such adjourned meeting, the general meeting is in quorum and decides lawfully on all items of the initial agenda whenever shareholders holding 20% of the paid-up share capital are present or represented at the meeting. In case such quorum is not obtained, the general meeting convenes again within 30 days from the date of the previous meeting. At this subsequent meeting, the general meeting is in quorum and may decide on all items of the initial agenda irrespective of the number of shareholders present.

Certain extraordinary resolutions by the general meeting require, however, an increased quorum of two-thirds of the paid-up share capital, present either in person or by proxy ("Increased Quorum"). These extraordinary resolutions include: **(a)** a change in our objects; **(b)** an increase in the obligations of shareholders; **(c)** an increase in our share capital, if such increase is not made pursuant to a decision of our Board of Directors in accordance with our articles of incorporation, or enforced by law, or made after a capitalisation of reserves; **(d)** a reduction of our share capital; **(e)** the limitation or waiver of the pre-emptive rights of our shareholders where an increase in our share capital is not effected through a contribution in kind or the issuance of convertible bonds; **(f)** the merger, de-merger, conversion, extension of duration or dissolution of our company; **(g)** the issuance of a loan by bonds convertible into shares, if this issuance is not made pursuant to a decision of our Board of Directors in accordance with our articles of incorporation; **(h)** the granting or renewal of the power of the Board of Directors to increase our share capital; **(i)** any amendment to provisions of our articles of incorporation governing the definition and use of increased quorum and majority; **(j)** the alteration of our way of disposing of profits; and **(k)** change of our nationality.

In the event that an Increased Quorum is not achieved, the general meeting is adjourned and the required quorum at the adjourned general meeting is met when shareholders representing at least 50% of the paid-up share capital are present. Furthermore, where this 50% is not achieved, the adjourned general meeting will be quorate when shareholders representing at least one-third of the paid-up share capital are present or represented by proxy.

In general, resolutions at a general meeting are passed by a simple majority of the votes present or represented by proxy ("Simple Majority"). However, when an Increased Quorum is required, resolutions at a general meeting are passed by a majority of two-thirds of the paid-up share capital present or represented by proxy ("Increased Majority"). The same rule applies in case of any adjourned general meeting requiring an Increased Quorum.

9.14. Issue of ordinary shares and pre-emptive rights

Our share capital may be increased pursuant to a decision adopted by a general meeting of shareholders. This decision of a general meeting requires a quorum of two-thirds of the paid-up share capital. If such quorum is not achieved, a second general meeting will be held that will require a quorum of 50% of the paid-up share capital; and if such quorum is again not achieved, the quorum requirement for the third general meeting decreases to one-third of the paid-up share capital.

This decision of a general meeting must be adopted by a majority of two-thirds of the votes present or represented thereat. In all cases where our reserves exceed 25% of the paid-up share capital, a decision of a general meeting with Increased Quorum and Increased Majority is required to increase our share capital.

For a period of five years after incorporation as a Société Anonyme, our share capital may be increased, pursuant to a decision taken by a two-thirds majority of the Board of Directors, (a) by an amount not exceeding the initial paid-up share capital (0 645.6 million) or (b) by taking out a loan or issuing bonds convertible into shares up to an amount not exceeding half of the paid-up share capital.

The general meeting of shareholders may increase our share capital by the issue of new shares up to an amount no greater than five times the initial paid-up shares capital (0 645.6 million) pursuant to a decision taken by a Simple Quorum and Simple Majority of the shareholders at a general meeting. Authorisations may be renewed by a resolution of the shareholders in a general meeting for a period of time not exceeding five years in each case.

Thereafter, under our articles of incorporation and Greek company law, the Board of Directors may increase our share capital by issuing new shares or by taking out a loan or issuing bonds convertible into shares for the first period of five years after incorporation and, after the end of such period, pursuant to a grant of authority under a decision of a general meeting which requires a quorum of two-thirds of the paid-up share capital and a majority of two-thirds of the votes present or represented at the general meeting.

The share capital increase may not exceed one-half of the amount of the paid-up share capital at the date when this authority was granted to the Board of Directors. The decision of the Board of Directors must be approved by a two-thirds majority of the Board.

The Board's authority is granted for a five-year period, and may be renewed by a general meeting for a further five-year period. If our reserves exceed one quarter of the paid-up share capital, a decision by our general meeting of shareholders taken by an Increased Quorum and Increased Majority is always required for an increase of our share capital.

An increase of our share capital approved under the preceding paragraph will not require an amendment to the articles of incorporation. Any other increase of our share capital must be effected by amending the articles of incorporation. All share capital increases which are not effected through contributions in kind, or by issuing bonds convertible into shares, shall be offered on a pre-emptive basis to the existing shareholders according to their shareholding participation in our company, unless the pre-emptive rights of the shareholders have been limited or waived by a decision of a general meeting.

This decision of a general meeting requires a quorum of two-thirds of the paid-up share capital. If such quorum is not achieved, the quorum requirement decreases to 50%, and then to one-third of the paid-up share capital. The required majority for a decision of a general meeting is an Increased Majority. If and to the extent that the existing shareholders do not exercise their pre-emptive rights within the prescribed period (which must be at least one month), the Board of Directors can dispose of the surplus shares.

9.15. Rights of minority shareholders

Our articles of incorporation and Greek company law provide that upon request by shareholders representing 5% of our paid-up share capital, (a) the Board of Directors is obliged to convene an extraordinary general meeting of shareholders within 30 days of the request; (b) the chairman of the general meeting is obliged to allow one postponement of the adoption of resolutions by general meeting, provided an adjourned meeting is convened within 30 days to reconsider the resolutions; (c) the resolution of any matter included on the agenda for the general meeting is adopted by a roll call; (d) the Board of Directors must disclose to the general meeting any amounts paid to the directors, our senior management or to our employees during the course of the last two years and any agreement concluded between our company and such persons; and (e) the Board of Directors must provide information concerning the affairs of our company useful for the evaluation of the items on the agenda, although the Board of Directors can refuse such a request based on reasonable grounds, which must be recorded in the minutes in accordance with our articles of incorporation and Greek company law.

Shareholders representing 5% of our paid-up share capital have the right to request a competent court to order an investigation of our company if it is believed that actions taken by the Board of Directors have violated applicable law or our articles of incorporation.

Shareholders representing one-third of our paid-up share capital have the right to request a competent court to review our operations, when it is believed that we are not properly managed. Shareholders representing one-third of the paid-up share capital have the right to request the Board of Directors, even if they are represented on the Board of Directors, to provide them with information on the conduct of our business. The Board is obliged to provide such information, although it can refuse such a request on reasonable grounds, which must be recorded in the minutes in accordance with law and our articles of incorporation.

9.16. Rights on liquidation

A liquidation procedure involves the dissolution of our company either (a) after expiration of the initial duration period of our company, or (b) following a relevant decision of the general meeting taken by a quorum of shareholders representing two-thirds of our paid-up share capital being present or represented at the general meeting and two-thirds voting majority of the shareholders present or represented in such general meeting. During liquidation, a general meeting has the authority to designate at least two liquidators who have all the rights ordinarily held by the Board of Directors.

One of the liquidators represents the minority shareholders. The Board of Directors ceases to exist upon the appointment of the liquidators.

Upon the passing of the resolution on liquidation, the liquidator(s) shall drawup an inventory of all our assets, complete pending transactions and sell our assets to the extent necessary to discharge our liabilities (excluding all amounts owed to the shareholders). Following the discharge of all our liabilities, the Board of Directors or the liquidator(s), as the case may be, shall reimburse the shareholders in full satisfaction of all amounts due to each of them in respect of their initial or further capital contributors and shall distribute to the shareholders pro rata the remaining Company assets.

During the liquidation procedure, the general meeting is entitled to all rights under our articles of incorporation and Greek company law.




10

PUBLIC POWER CORPORATION S.A.

10.
APPENDIX

Consolidated Financial Statements as of December 31, 2003
(according to IFRS)

INDEPENDENT AUDITORS' REPORT

To:

The Shareholders of Public Power Corporation S.A.

1. We have audited the accompanying consolidated balance sheet of Public Power Corporation S.A. ("PPC"), a Greek corporation, and its subsidiaries (the "Group"), as at 31st December 2003 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of PPC's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant judgments and estimates made by management, as well as an evaluation of the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As further explained in Note 13 to the accompanying financial statements, PPC supplies electricity to the beneficiaries of the Public Power Corporation Personnel Insurance Organization ("PIO") at reduced tariffs. During 2002, PPC determined and accounted for the present value of the above liability, which at 31st December 2002, on an actuarially determined basis, amounted to approximately Euro 217 million, by setting a provision, as follows: (a) Euro 213 million (Euro 138 million net of deferred tax) by directly recording it as a charge against equity and (b) Euro 4 million by a direct charge to the income statement. Although events giving rise to the liability discussed above occurred and were known to management subsequent to 31st December 2001, the major part of the provision was recorded directly to equity rather than the income statement for the year ended 31st December 2002, as PPC made use of the provisions of a special law that allows such accounting treatment. Had PPC recorded the total amount of the provision in the income statement, net income and earnings per share for the year ended 31st December 2002, would be decreased by approximately Euro 138 million and Euro 0.60, respectively.

4. In our opinion, except for the effect on the corresponding figures for 2002 of the matter discussed in the preceding paragraph to the net income for the year ended 31st December 2002, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Public Power Corporation S.A. and its subsidiaries as at 31st December 2003 and the consolidated results of their operations and their cash flows for the year then ended, in accordance with International Financial Reporting Standards.

5. Without qualifying our report we draw attention to Note 6 to the accompanying financial statements. PPC in accordance with the provisions of Art. 10 of Law 2941/2001 engaged an independent firm of appraisers to conduct a valuation of its fixed assets as of 31st December 2000. The appraisal resulted in a surplus of approximately Euro 2.5 billion. Based on the above law, the results of the above appraisal were reflected in PPC's books during its first fiscal year (1st January 2001 to 31st December 2002), following its transformation into a societe anonyme. For reporting purposes, under International Financial Reporting Standards, PPC recorded the appraisal results at 31st December 2002. Had the fixed assets, for reporting purposes under International Financial Reporting Standards, been presented at appraised values at 1st January 2001, it is estimated that depreciation for the year ended 31st December 2002 would have increased by approximately Euro 245 million, with an equal decrease of the profit before tax for the year ended as of the above date.

Ernst & Young

Athens, Greece

March 23, 2004

PUBLIC POWER CORPORATION S.A.
CONSOLIDATED BALANCE SHEET
31st DECEMBER, 2003
(All amounts in thousands of Euro)

ASSETS	Notes	2003	2002
Non-Current Assets:			
Property, plant and equipment, net	6	9,035,127	8,987,619
Software, net	7	11,257	2,219
Investments in associates	8	17,614	29,240
Other non-current assets	9	12,033	13,448
Deferred tax assets	28	147,423	138,300
Total non-current assets		**9,223,454**	**9,170,826**
Current Assets:			
Materials, spare parts and supplies, net	10	537,849	558,433
Trade receivables, net	11	596,711	560,543
Other receivables, net	12	79,150	79,265
PPC Personnel Insurance Organisation	13	-	61,294
Other current assets	14	6,766	6,166
Derivative asset	15	11,194	8,740
Marketable and other securities	16	19,802	12,567
Cash and cash equivalents	17	27,493	28,407
Total current assets		**1,278,965**	**1,315,415**
Total assets		**10,502,419**	**10,486,241**

PUBLIC POWER CORPORATION S.A.
CONSOLIDATED BALANCE SHEET
31st DECEMBER, 2003
(All amounts in thousands of Euro)

EQUITY AND LIABILITIES	Notes	2003	2002
EQUITY:			
Share capital	18	1,067,200	1,067,200
Share premium	18	106,679	106,679
Legal reserve	19	21,116	11,127
Revaluation surplus	6	2,543,342	2,547,711
Reversal of fixed assets' statutory revaluation surplus included in share capital	6	(947,342)	(947,342)
Reserves	20	221,201	208,436
Retained earnings		471,558	293,329
Total equity		**3,483,754**	**3,287,140**
Non-Current Liabilities:			
Long-term debt, net of current portion	23	3,377,534	4,411,777
Provisions	24	429,530	184,872
Deferred subsidies & customers' contributions	25	1,195,147	1,102,597
Deferred income tax liability	29	26,771	105,177
Other non-current liabilities	26	344,434	332,690
Total non-current liabilities		**5,373,416**	**6,137,113**
Current Liabilities:			
Interest bearing loans and borrowings	22	3,115,646	3,377,534
Post retirement benefits	13	221,159	216,874
Provisions	23	223,346	212,656
Deferred customers' contributions and subsidies	24	1,276,680	1,195,147
Deferred income tax liability	28	43,001	28,413
Other non-current liabilities	25	357,564	344,434
Total non-current liabilities		5,237,396	5,375,058
Current Liabilities:			
Trade and other payables	26	693,247	581,434
Short-term borrowings	27	57,100	103,400
Current portion of interest bearing loans and borrowings	22	766,547	749,595
Derivative liability	15	47,821	80,543
Dividends payable	21	279	99
Income tax payable		141,264	200,269
Accrued and other current liabilities	29	75,011	108,703
Total current liabilities		**1,781,269**	**1,824,043**
Total liabilities and equity		**10,502,419**	**10,486,241**

The accompanying notes are an integral part of these financial statements.

PUBLIC POWER CORPORATION S.A
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31st DECEMBER, 2003
(All amounts in thousands of Euro – except per share data)

REVENUES:	Note	2003	2003
Revenue from energy sales		3,606,629	3,318,430
Other		290,890	102,276
	31	3,897,519	3,420,706
EXPENSES:			
Payroll cost	32	821,243	767,445
Lignite		541,066	405,998
Liquid fuel		455,430	456,392
Natural gas		296,356	272,650
Depreciation and amortization	33	447,881	243,552
Energy purchases		157,286	149,345
Materials and consumables		100,670	72,357
Transmission system usage	2	243,234	69,063
Utilities and maintenance		73,798	64,479
Third party fees		31,245	15,668
Taxes and duties		25,134	22,516
Provision for risks		17,111	32,533
Provision for slow-moving materials		7,722	13,948
Allowance for doubtful balances		26,283	27,122
Other expenses	34	60,383	57,392
PROFIT FROM OPERATIONS		**592,677**	**750,246**
Financial expenses	35	(175,857)	(232,284)
Financial income	36	41,039	16,914
Share of loss of associates	8	(26,906)	-
Foreign currency gains/ (losses), net		35,076	43,434
Other income/ (expense), net	37	9,221	14,622
PROFIT BEFORE TAX		**475,250**	**592,932**
Income tax expense	28	(170,622)	(112,970)
PROFIT AFTER TAX		**304,628**	**479,962**
Earnings per share, basic and diluted		**1.31**	**2.07**
Weighted average number of shares		**232,000,000**	**232,000,000**

The accompanying notes are an integral part of these financial statements.

PUBLIC POWER CORPORATION S.A.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31st DECEMBER, 2003
(All amounts in thousands of Euro)

	Share Capital	Share Premium	Legal Reserves	Revaluation Surplus
Balance, December 31, 2001	**680,851**	**106,679**	**-**	**-**
Differences from asset register update (Note 6)	-	-	-	-
Net income for the year	-	-	-	-
Translation of share capital to Euro	(1,091)	-	-	-
Share capital increase	387,440	-	-	-
Revaluation surplus	-	-	-	2,547,711
Transfers	-	-	11,127	-
Valuation of marketable securities	-	-	-	-
Interim dividend	-	-	-	-
Provision for post retirement benefits	-	-	-	-
Balance, December 31, 2002	**1,067,200**	**106,679**	**11,127**	**2,547,711**
Net income for the year	-	-	-	-
Revaluation surplus of fixed assets disposed				
Transferred to retained earnings	-	-	-	(4,369)
Transfers	-	-	9,989	-
Valuation of marketable securities	-	-	-	-
Dividends	-	-	-	-
Other movements	-	-	-	-
Balance, December 31, 2003	**1,067,200**	**106,679**	**21,116**	**2,543,342**

PUBLIC POWER CORPORATION S.A.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31st DECEMBER, 2003
(All amounts in thousands of Euro)

Reversal of Revaluation Gains	Marketable Securities Valuation Surplus	Tax-free and Other Reserves	Reserves Total	Retained Earnings/ (Deficit)	Total Equity
(531,777)	**15,018**	**204,379**	**219,397**	**(12,814)**	**462,336**
-	-	-	-	36,222	36,222
-	-	-	-	479,962	479,962
-	-	1,091	1,091	-	-
(415,565)	-	(1,091)	(1,091)	29,216	-
-	-	-	-	-	2,547,711
-	-	1,652	1,652	(12,779)	0
-	(12,613)	-	(12,613)	-	(12,613)
-	-	-	-	(88,160)	(88,160)
-	-	-	-	(138,318)	(138,318)
(947,342)	**2,405**	**206,031**	**208,436**	**293,329**	**3,287,140**
-	-	-	-	304,628	304,628
-	-	-	-	4,369	-
-	-	5,530	5,530	(15,519)	-
-	7,235	-	7,235	-	7,235
-	-	-	-	(116,000)	(116,000)
-	-	-	-	751	751
(947,342)	**9,640**	**211,561**	**221,201**	**471,558**	**3,483,754**

The accompanying notes are an integral part of these financial statements

PUBLIC POWER CORPORATION S.A.
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31st DECEMBER, 2003

(All amounts in thousands of Euro – except for share data)

Cash Flows from Operating Activities:	2003	2002
Profit before tax	**475,250**	**592,932**
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortisation	645,325	367,949
Amortisation of customers' contributions and subsidies	(99,674)	(90,346)
Fair value (gain)/ loss of derivative instruments	(14,893)	2,421
Gain on sale of marketable securities and OAE bonds	-	(47)
Share of loss of associates	26,906	-
Interest income	(16,877)	(16,025)
Sundry provisions	50,598	75,184
Reversal of provision for PIO fixed assets	(1,620)	-
Unrealised foreign exchange gains on interest bearing loans and borrowings	(20,769)	(24,897)
Unbilled revenue	(22,753)	(5,813)
Interest expense	164,264	204,212
Operating profit before working capital changes	1,185,757	1,105,570
(Increase)/ Decrease in:		
Accounts receivable, trade and other	(19,679)	8,768
Other current assets	(600)	(150)
PPC Personnel Insurance Organisation	45,439	88,857
Materials, spare parts and supplies	27,041	3,781
Other non-current assets	10	5,563
Increase/ (Decrease) in:		
Accounts payable	107,766	80,489
Other non-current liabilities	13,130	9,493
Accrued liabilities excluding bank loan interest	(29,570)	3,779
Income taxes paid	(217,916)	(5,250)
Net Cash from Operating Activities	**1,111,378**	**1,300,900**

PUBLIC POWER CORPORATION S.A.
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31st DECEMBER, 2003
(All amounts in thousands of Euro - except for share data)

Cash Flows from Investing Activities:	2003	2002
Interest received	11,347	16,025
Capital expenditure for fixed assets and software	(723,901)	(626,206)
Disposal of fixed assets and software	7,851	9,108
Proceeds from customers' contributions and subsidies	181,207	182,896
Proceeds from OAE bonds	-	2,148
Investments	(15,280)	(26,942)
Net Cash used in Investing Activities	(538,776)	(442,971)
Cash Flows from Financing Activities		
Net change in short-term borrowings	(46,300)	101,296
Proceeds from interest bearing loans and borrowings	504,071	181,332
Principal payments of interest bearing loans and borrowings	(749,619)	(867,489)
Interest paid	(165,883)	(203,878)
Dividends paid	(115,820)	(88,061
Other	35	-
Net Cash used in Financing Activities	(573,516)	(876,800)
Net decrease in cash and cash equivalents	(914)	(18,871)
Cash and cash equivalents at beginning of year	28,407	47,278
Cash and cash equivalents at end of year (Note 17)	27,493	28,407

The accompanying notes are an integral part of these financial statements.

1. CORPORATE INFORMATION

Public Power Corporation ("PPC") was established in 1950 in Greece for an unlimited duration as a corporation for electricity generation, transmission and distribution throughout Greece. In 1999, the Hellenic Republic enacted Law 2773/1999 ("the Liberalisation Law"), which provided for, among other provisions, the transformation of PPC into a société anonyme. PPC's transformation to a société anonyme was effected on January 1, 2001, by virtue of Presidential Decree 333/2000. Its first fiscal year as a société anonyme was the twenty-four month period from January 1, 2001 to December 31, 2002. Effective December 2001, PPC's shares were listed on the Athens Exchange. The accompanying consolidated financial statements include the financial statements of PPC and its wholly owned subsidiaries (the "Group").

PPC headquarters are located at 30, Chalkokondili Street, Athens, 104 32 Greece. The Group's employees at December 31, 2003 and 2002 totalled approximately 28,100 and 28,800 respectively, excluding employees engaged in Hellenic Electricity Transmission System Operator ("HTSO") and in PPC-Personnel Insurance Organisation ("PIO").

As an integrated electric utility, PPC generates electricity in its own 95 power generating stations, facilitates the transmission of electricity through approximately 11,150 kilometres of high voltage power lines and distributes electricity to consumers through approximately 202,000 kilometres of distribution network. Lignite for PPC's lignite-fired power stations is extracted from its lignite mines. PPC has also constructed 1,530 kilometres of fibre-optic network along its transmission lines (note 30(b)).

2. LEGAL FRAMEWORK

Until the enactment of Law 2773/1999, referred to as "the Liberalisation Law", PPC operated as a wholly owned state utility whose objective was to develop the country's energy resources and to provide low cost electricity to support the development of the Greek economy. In 1999, the Hellenic Republic enacted the Liberalisation Law, which incorporated the provisions of Directive 96/92 of the European Parliament and of the Council of the European Union into Greek legislation and which liberalised the Greek electricity market. The Liberalisation Law provided for, among other provisions, the transformation of PPC into a société anonyme to enable it to adopt commercial objectives (effected on January 1, 2001, by virtue of Presidential Decree 333/2000). In August 2003, Law 3175/2003 (an amendment of Law 2773/1999) was introduced taking into consideration the new Electricity Directive 54/03.

The main provisions of Law 2773/1999 and Law 3175/2003 are the following:

- The establishment of the Energy Regulatory Authority ("RAE"), with the function of monitoring the operation of all sectors of the Greek energy market. RAE became operational on July 1, 2000.
- Competition in power generation and supply will be introduced through the granting of generating and supply licenses, in respect of the main interconnected system.
- The incorporation of the HTSO to provide access to the interconnected transmission system to all generators, suppliers and directly-connected customers, manage the scheduling and dispatch, settle imbalances and maintain the stability and security of the interconnected transmission system.

- There will be a tender process by HTSO for generation capacity contracts in order to secure the availability of sufficient capacity and adequate reserve margins on a long-term basis. Initially the maximum volume of generation capacity contracts is designated for up to a total of 900 MW and relates to capacity commissioned up to July 1, 2007. PPC may participate for up to 50% of additional tenders, for additional capacity of up to 400 MW, which may be made during the same period. PPC may participate on equal terms in tenders for capacity above 1,300 MW (future tenders) and for units commissioned after July 1, 2007.

- A generation authorisation of a total capacity of 1,600 MW is granted to PPC for the renewal and replacement of older units' capacity. After their replacement such units remain in cold reserve and their management is conducted in compliance with the Grid Code and is undertaken by the HTSO on the basis of contracts concluded between HTSO and PPC, exclusively for the provision by HTSO of ancillary services and reserve power.

- Ownership of the national grid ("transmission system" and "distribution network") remains and will continue to remain exclusively with PPC. PPC is entitled to use the system, for other, non-electricity related purposes (such as telecommunications) and subject to obtaining any necessary licenses.

- PPC is entitled to operate and exploit the distribution network.

- Supply of energy to eligible customers and, as regards PPC to non-eligible customers too, is permitted to the holders of a supply license.

- Effective February 19, 2001, with the exception of non-interconnected islands, consumers with an annual consumption of more than 100 GWh per point of consumption (eligible customers) are allowed to conclude supply contracts with energy suppliers on the basis of private agreements and as defined in RAE's decisions issued on the basis of certain criteria set out in decisions of the Minister of Development.

- A Ministerial Decision established that the market comprising all high or medium voltage electricity users has been opened to competition from February 19, 2001. Effective July 1, 2004, all non-household consumers and effective July 1, 2007 all consumers will be included in the definition of eligible customers. PPC will be supplying the non-interconnected islands' consumers who are considered as non-eligible customers.

- Under Article 34, an independent legal entity, the "Public Power Corporation Personnel Insurance Organization" ("PIO"), was established, which operates separately from PPC. PPC pays solely to PIO all employer and employee social contributions, with any eventual pension and health insurance shortfall being funded by the State Budget (note 13).

- The Greek State is not permitted to hold less than 51% of the voting shares of PPC after any increase in its share capital (note 18).

Hellenic Electricity Transmission System Operator S.A. ("HTSO"): Law 2773/1999 (as amended by Law 3175/2003) provided for the establishment of the System Operator, a société anonyme operating under the rules of private economy and subject to the provisions of Law 2190/1920. Presidential Decree 328/2000 through which the HTSO was officially incorporated on December 12, 2000, announced its Articles of Incorporation, which among others, specified the following:

1 PPC has the exclusive ownership rights of the transmission system together with its future extensions and the obligation to implement its development according to the planning of the HTSO, as well as to maintain it and ensure its operation and technical integration.

2 The HTSO shall operate, exploit, ensure the maintenance and plan the development of the transmission system throughout the mainland, as well as of its interconnections with other networks in accordance with the Grid Code, in order to ensure that the country's energy supply is achieved in a sufficient, secure, economically efficient and reliable manner. HTSO also programs the infusions and absorptions of power to and from the system and handles payments and charges for the above infusions and absorptions of electrical power.

3 The share capital of the HTSO is set at GRD 100 million (Euro 293). The Greek State must always own at least 51% of the share capital. Generation license holders connected to the System, including PPC, may own the remaining 49% in proportion to their generating capacity connected to the transmission system.

4 Matters corresponding to terms and conditions of the employment of PPC personnel by the HTSO by way of seconded staff shall be regulated by a contract between PPC and the HTSO. The HTSO will compensate PPC for the respective costs.

5 PPC will be compensated by HTSO, as the owner of the transmission system.

6 PPC is entitled to use the transmission system, as its exclusive owner, for other, non-energy related, purposes (such as telecommunications, subject to obtaining any necessary licenses).

In January 2001 PPC paid Euro 144 to the HTSO (note 8) for its participation in 49% of its initial share capital.

In February 2001, PPC and HTSO entered into an agreement as described under item (4) above. At December 31, 2003 and 2002, 160 and 165 PPC employees had been transferred to the HTSO, respectively. These employees remain on PPC's payroll. Under the terms of such agreement, PPC shall be reimbursed for all payroll and other benefits as well as employer's contributions, plus a percentage (currently 6%) reflecting any other type of indirect cost relating to the administrative support services of such employees.

In May 2001, PPC and HTSO entered into another agreement as described under item (5) above (approved by RAE and the Ministry of Development). As specified in the agreement, in Law 2773/1999 and in the Grid Code, the calculation of the compensation fee will incorporate PPC's budgeted, direct and indirect transmission costs, depreciation of assets, and a return on PPC's invested capital in the transmission system.

During the second half of 2002, the above agreements came into full effect and as a result, in 2003:

- PPC invoiced HTSO Euro 239,336 (Euro 66,217 in 2002), included in revenues in the accompanying statements of income (note 31), of which Euro 207,379 (Euro 51,844 in 2002) relates to the compensation fee for the use of the transmission system and Euro 10,253 (Euro 9,503 in 2002) reflected the fee under item (5) above.
  The remaining relates to other services (ancillary services, reserve capacity etc.).

- HTSO invoiced PPC Euro 305,624 (Euro 78,755 in 2002), of which Euro 243,234 (Euro 69,063 in 2002), included in fees for the usage of the transmission system in the accompanying statement of income, reflect services related to the access to and the operation of the transmission system, and, Euro 62,390 (Euro 9,692 in 2002), included in energy purchases in the accompanying statements of income, relates to other services rendered to PPC by HTSO.

At December 31, 2003 and 2002, the Group had an outstanding net payable to HTSO, from all the above transactions of Euro 7,606 and Euro 4,318, respectively (note 26).

Public Service Obligations: As the largest generator, sole transmitter and currently the sole distributor of electricity in Greece, PPC, is subject to public service obligations that affect its costs, and which may not be imposed on prospective competitors.

In November 2001 the Minister of National Economy indicated the Hellenic Republic's intention to compensate PPC for some of the costs related to public service obligations.

These payments are subject to compliance by the Hellenic Republic with Greek and European Union law.

Stranded Costs: In October 2002 the European Commission approved the Greek State's application to allow compensation to PPC in respect of stranded costs without considering such compensation as a state aid.

The compensation amounts to up to Euro 1,430 million and covers investments made for the construction for non-competitive power stations, investments outside PPC's usual scope of business and a contract with one of its high voltage customers.

The payment of any amount is subject to the final decision of the Greek State. Presently, no decision has been made by the Greek State as to the payment of any amount or the way the compensation will be materialized or the timing of any such compensation payments and accordingly, no amounts have been accounted for in the accompanying financial statements..

3. BASIS OF PRESENTATION

(a) ***Basis of preparation of financial statements:*** The accompanying financial statements have been prepared under the historical cost convention as modified by the revaluation of certain assets and liabilities to fair value, assuming the Group will continue as a going concern and they comply with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") of the IASB. No IFRSs have been adopted in advance of their effective dates. The accompanying financial statements have been based on the statutory financial statements, appropriately adjusted and reclassified by certain out-of-book memorandum adjustments for conformity with the standards prescribed by the IASB (note 39).

(b) ***Statutory accounting:*** PPC used to maintain its accounting records and prepared its financial statements for regulatory purposes largely in accordance with Greek Corporate Law 2190/1920 and the applicable tax legislation, except that no reserves were established for asset write downs, for certain liabilities and provisions. Based on Law 2941/2001, management proceeded to the full adoption of accounting standards provided by the Greek Corporate Law and the Greek National Chart of Accounts and reissued financial statements under Greek GAAP for fiscal years 1998 through 2000. All adjustments deemed necessary for the full adoption of Greek GAAP were recorded in a separate account in shareholders' equity. PPC's first fiscal year was concluded at the end of the year succeeding its transformation into a société anonyme (January 1, 2001 to December 31, 2002), in accordance with its Articles of Incorporation.

(c) ***Conversion of statutory financial statements to IFRS:*** According to Law 2992/2002 (as amended by Law 3229/2004), companies listed on the Athens Exchange are required to prepare their statutory financial statements from fiscal years/ periods beginning on or after January 1, 2005 onwards, in accordance with IFRS.

(d) ***Approval of financial statements:*** The Board of Directors approved the Group's statutory and IFRS financial statements for the year ended December 31, 2003 on March 23, 2004. Both IFRS and statutory financial statements are subject to approval by the Group's shareholders at the Annual General Assembly.

(e) ***Use of Estimates:*** The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may ultimately differ from those estimates.

4. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the accompanying consolidated financial statements, which are consistently applied by the Group, are as follows:

(a) ***Basis of consolidation:*** The accompanying consolidated financial statements comprise the financial statements of PPC and its subsidiaries, drawn up to December 31 each year. Subsidiaries (companies in which the Group directly or indirectly has an interest of more than one half of the voting rights or otherwise has power to exercise control over their operations) have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. All significant inter-company balances and transactions have been eliminated. Where necessary, accounting policies for subsidiaries have been revised to ensure consistency with the policies adopted by the Group.

(b) ***Investments in associates:*** The Group's investments in its associates are accounted for under the equity method of accounting. These are entities in which the Group has significant influence and which are neither a subsidiary nor a joint venture of the Group. The investments in associates are carried on the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate, less any impairment value. The consolidated statement of income reflects the Group's share of the results of its associates.

(c) ***Foreign currency translation:*** The Group's measurement currency as well as reporting currency until December 31, 2001 was the Greek Drachmae. Effective January 1, 2001 Greece joined the Economic and Monetary Union (E.M.U.) and accordingly, the rate for the Greek Drachmae against the Euro was fixed at GRD 340.75: Euro 1.00. Effective January 1, 2002, the official currency for all E.M.U. Member States is the Euro. Accordingly, as of January 1, 2002, the Group's measurement as well as reporting currency is the Euro. Transactions involving other currencies are converted into Euro using the exchange rates, which were in effect at the time of the transactions.

At the balance sheet dates, monetary assets and liabilities that are denominated in other currencies are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency adjustments are reflected in foreign currency gains (losses), net, in the accompanying statements of income.

(d) ***Financial Instruments*** Financial assets and liabilities, carried on the balance sheet, include cash, cash equivalents, receivables, securities, current liabilities, long-term debt and derivative financial instruments. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies included in this note. Financial instruments are classified as assets, liabilities or equity

in accordance with the substance of the related contractual arrangement. Interest, dividends, gains and losses relating to financial instruments classified as assets or liabilities are reported as income or expense, respectively.

Distributions to shareholders are debited directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and intends to settle either on a net basis or to realize the asset and settle the liability simultaneously.

(i) ***Fair value:*** The carrying amounts reflected in the accompanying balance sheets for cash and cash equivalents, receivables, and current liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair values of marketable securities are based on their quoted market prices at the balance sheet date. The fair values of long-term debt are as described in note 0. The fair values of derivative instruments are based on marked to market valuations (discounted cash flow analysis). For all swap and forward agreements, the fair values are confirmed to the Group by the financial institutions through which the Group has entered into these contracts.

(ii) ***Credit risk:*** The Group has no significant concentrations of credit risk with any single counter party. The maximum exposure to credit risk is represented by the carrying amount of each asset, including derivative financial instruments, in the balance sheet. With respect to derivative instruments, the Group monitors its positions, the credit ratings of counter parties and the level of contracts it enters into with any counter party. The counter parties to these contracts are major financial and other institutions. The Group has a policy of entering into contracts with parties that are well qualified and, given the high level of credit quality of its derivative counter parties, the Group does not believe it is necessary to enter into collateral arrangements.

(iii) ***Interest rate and foreign currency risk:*** : With respect to its long-term debt, the management of the Group closely monitors the fluctuations in foreign currency exchange and in interest rates and evaluates the need to enter into any financial instruments to mitigate those risks, on an ongoing basis. In this respect, the Group enters into interest rate and currency swap contracts to reduce the exposure to interest rate and currency fluctuations. Interest rate swaps are measured at fair value and recognised as assets or liabilities in the accompanying financial statements. Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognised in equity. Where a hedged forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects

the income statement. Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under IAS 39, hence gains and losses are immediately recognised in the statement of income.

(iv) *Market risk:* The Group has not entered into any hedging transactions to cover its exposure to price movements arising from the purchase of natural gas and liquid fuel.

(e) ***Property, plant and equipment:*** Effective December 31, 2002, property, plant and equipment (with the exception of mines and lakes) are stated at revalued amounts at their estimated fair values at December 31, 2000 as determined by independent appraisers, less accumulated depreciation. Independent valuations are to be performed once every three to five years.

Any valuation increase is credited to the revaluation surplus; any decrease is first offset against an earlier valuation increase in respect of the same fixed asset and thereafter charged to the income statement. Upon disposal of revalued property, plant and equipment, the relevant portion of the revaluation surplus realised in respect of previous valuation is released from the revaluation surplus directly to retained earnings. Subsequent expenditures are capitalised when they appreciably extend the life, increase the earning capacity or improve the efficiency of property, plant and equipment. Repairs and maintenance are charged to expenses as incurred.

Additions to property, plant and equipment are stated at acquisition cost less accumulated depreciation. Assets constructed are added to property, plant and equipment at cost, which includes direct technical payroll costs related to construction (inclusive of related employer contributions) and applicable general overhead costs. Effective 2002, (note 0), for all assets retired or sold, cost and related depreciation are removed from the accounts at the time of sale or retirement, and any gain or loss is included in the statement of income.

(f) ***Depreciation:*** Depreciation is calculated on a straight-line basis over the average estimated useful economic life of the assets using the following rates:

Buildings and Civil Works:		**Transmission**	
Hydro power plants	2%	Lines	3%
Buildings of general use	5%	Substations	4%
Industrial buildings	8%		
Machinery and Equipment:		**Distribution:**	
Thermal power plants	4%	Substations	6%
Mines	5%	Low voltage distribution network	6%
Hydro power plants	2%	Medium voltage distribution network	5%
Autonomous diesel power plants	8%	Transportation assets	15% to 20%
Other	12%	Furniture, fixtures and equipment	20% to 30%

(g) ***Lignite mining activities:*** PPC owns and operates open-pit lignite mines. Land acquisition (mainly through expropriation) and initial (pre-production) development costs relating to mines are capitalised and amortised over the shorter of the life of the mine and 20 years. Exploration and ongoing development costs are charged to the cost of lignite production as incurred. A provision for land restoration is established for the Group's estimated present obligation for restoration and is calculated based on the surface disturbed to date and the average cost of restoration per metric unit. It is accounted for on an accrual basis and is included in provisions (note 23).

(h) ***Borrowing costs:*** The Group follows the benchmark treatment provided in IAS 23 under which borrowing costs are recognised as an expense in the period in which they are incurred.

(i) ***Interest Bearing Loans and Borrowings*** All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, they are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs.

(j) ***Impairment of Assets:*** The carrying values of assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Whenever the carrying value of an asset exceeds its recoverable amount an impairment loss is recognised in the statement of income. The recoverable amount is measured as the higher of net selling price and value in use. Net selling price is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, after deducting any direct incremental selling costs, while value in use is the present value of estimated future cash flows expected to arise from continuing use of the asset and from its disposal at the end of its useful life. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows..

(k) ***Customers' Contributions and Subsidies for Fixed Assets:*** PPC's customers are required to participate in the initial network connection cost (metering devices, substations, network connections etc.) or other type of infrastructure. In addition, PPC obtains subsidies from the Hellenic Republic and from the European Union (through the investment budget of the Hellenic Republic) in order to fund specific projects executed through a specific time period. Customers' contributions and subsidies are recorded upon collection and are reflected as deferred income (customers' contributions and subsidies) in the accompanying balance sheets. Amortisation is accounted for in accordance with the useful life of the related assets, and is included in depreciation and amortisation in the accompanying statements of income (notes 24 and 33).

(l) ***Software:*** Costs of purchased or self-generated software such as payroll, materials and services used and any other expenditure incurred in developing computer software and bringing the software into its intended use. Software costs are amortised on a straight-line basis over a period of three years. Amortisation is included in depreciation and amortisation in the accompanying statements of income (notes 7 and 33).

(m) ***Cash and Cash Equivalents*** The Group considers time deposits and other highly liquid investments with original maturity of three months or less, to be cash equivalents.

(n) ***Marketable Securities:*** The Group has investments in equity securities that are traded on the Athens Exchange. These investments are classified as available-for-sale and carried in the balance sheet at fair value. For investments that are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted bid prices at the

close of business on the balance sheet date. Any unrealised gains or losses are recognised directly in equity. When the investment is sold, collected or otherwise disposed of, or when the carrying amount of the investment is impaired, the cumulative gain or loss, as the case may be, previously recognised in equity is transferred to the income statement.

(o) ***Accounts Receivable:*** Accounts receivable, are stated at their face value, net of any provisions for impaired balances.

(p) ***Provisions and Contingencies:*** Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle this obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognised in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognised in the financial statements but are disclosed when an inflow of economic benefits is probable.

(q) ***Income Taxes (Current and Deferred):*** Current and deferred income taxes are computed based on the standalone financial statements of each of the entities included in the consolidated financial statements, in accordance with the tax rules in force in Greece or other tax jurisdictions in which entities operate. Income tax expense consists of income taxes for the current year based on each entity's profits as adjusted in its tax returns, using current tax rates. Deferred income taxes are provided using the balance sheet liability method for all temporary differences arising between the tax base of assets and liabilities and their carrying values for financial reporting purposes. No deferred tax asset is recorded if it is not probable that the related tax benefit will be realised. For transactions recognised directly in equity, any related tax effects are also recognised directly in equity. Deferred tax is calculated using enacted or substantively enacted tax rates at the balance sheet date. Temporary differences giving effect to such taxes are explained in note 28.

(r) ***Revenue Recognition*** Revenue from all types of customers is accounted for on an accrual basis. At each balance sheet date, unbilled revenue is recorded to account for electricity delivered and consumed by customers but not yet billed (note 11).

(s) ***Materials and Consumables*** Materials and consumables principally relate to power plant, transmission and distribution network maintenance and are stated at the lower of cost or net realizable value, the cost being determined using the weighted average method. These materials are recorded in inventory when purchased and then are expensed or capitalised to plant, as appropriate, when installed. A provision for slow moving materials is accounted for in the accompanying financial statements (note 10).

(t) ***Lignite*** Lignite mainly consists of the production cost of lignite, extracted from PPC's own mines. All costs incurred for the extraction of lignite are treated as production costs. Lignite inventories are stated at the lower of production cost and net realizable value, the cost being determined using the weighted average production cost method. Consumption of lignite is separately reflected in operating expenses in the accompanying statements of income. Management believes that lignite reserves are adequate to cover the current and anticipated levels of supply for energy generation by lignite-fired thermal power stations for many years.

(u) ***Liquid Fuel:*** Liquid fuel is generally purchased from, a State controlled oil company, Hellenic Petroleum S.A., under a contract, which expires in December 2004. Payments are made in U.S. Dollars. The contract is not accounted for as a derivative as it is a normal purchase contract intended to be settled by the Group by taking delivery in the normal course of business, and for which the Group does not intend to settle net. The Group has the right to purchase from other suppliers as well. Liquid fuel is stated at the lower of cost and net realisable value. The cost of liquid fuel reflects purchase price plus any taxes (other than VAT), levies and other costs necessary to bring it to its present location and condition and is determined using the weighted average method for the period. Liquid fuel costs are expensed as consumed and are separately reflected in the accompanying statements of income.

(v) ***Natural Gas:*** Natural gas is purchased from a State owned company, Public Natural Gas Supply S.A. ("DEPA") under a contract expiring in 2016. Prices are mainly dependent on the current market prices of heavy oil, gas oil and certain types of crude oil. To a lesser extent they depend on national and international financial indices. Payments are made in local currency. The above contract is not accounted for as a derivative as it is a normal executory contract intended to be settled by the Group by taking delivery in the normal course of business, and for which the Group does not intend to settle net. Natural gas fuel is expensed as purchased and consumed, as the Group does not own any storage facilities. Consumption of natural gas is separately reflected in the accompanying statements of income.

(w) ***Electricity:*** Electricity is periodically purchased under short-term contracts. Electricity costs are expensed as purchased and separately reflected in the accompanying statements of income. Such contracts are not accounted for as derivatives as they are normal executory contracts intended to be settled by the Group by taking delivery in the normal course of business, and for which the Group does not intend to settle net. However, purchases of electricity denominated in U.S. dollars are accounted for as derivative financial instruments since (a) their value changes in response to changes in foreign exchange, (b) there is no initial net investment, (c) they are settled at a future date and (d) they are denominated in a currency which is neither the functional currency of the Group nor the currency in which electricity is internationally traded. They are classified as held-for-trading and are measured and carried at fair value with changes in fair value included in the statement of income.

(x) ***Earnings per Share:*** Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the relevant period. There were no dilutive securities outstanding during the periods presented.

(y) ***State Pension:*** As explained in more detail in note 13, the PPC Personnel Insurance Organisation, which was established in January 1, 2000, substitutes PPC in all insurance obligations towards its employees and pensioners. As a result, as far as PPC is concerned, this is a defined contribution scheme. The Group recognises as an expense the contribution payable to the defined contribution plan in exchange for the service that the employee has rendered to the Group during a period and as a liability to the extent that this has not been paid during the period.

(z) ***Post Retirement Benefits:*** PPC's employees and pensioners are entitled to supply of energy at reduced tariffs. Such retirement obligations are calculated at the discounted value of the future retirement benefits deemed to have accrued at year-end based on the employees earning retirement benefit rights steadily throughout the working period. Retirement obligations are calculated on the basis of financial and actuarial assumptions detailed in note 13. Net costs for the period are included in the provisions for risks in the accompanying statements of income and consist of the present value of the benefits earned in the year, interest cost on the benefit obligation, prior service cost, and actuarial gains or losses. The retirement benefit obligations are not funded.

(aa) ***Segment Information:*** The Company presents segment information for its generation, transmission and distribution activities (core businesses). Mining activities are included in the Generation segment and, effective January 1, 2003 autonomous power stations are included in the Generation as opposed to prior periods that were included in the Distribution segment. The basic principle underlying the presentation of assets, liabilities, expenses and revenues that are not directly assigned to a specific segment is to allocate them based on certain allocation criteria that are consistently applied. Inter-segment revenues are calculated based on each segment's actual and allocated costs plus a margin, based on each segment's capital employed. Generation inter-segment revenues reflect energy supplied to the Distribution segment and, Distribution inter-segment revenues reflect energy supplied to the Generation and Transmission segments.

5. SUBSIDIARIES

The consolidated financial statements include the financial statements of PPC and the subsidiaries listed bellow:

Consolidated Subsidiary	Ownership Interest	Country of Incorporation	Principal Activities
- PPC Renewables S.A.	100%	Greece	Engineering, consulting, technical and commercial services
- PPC Rhodes S.A - (formerly Cogen S.A.)	100%	Greece	Engineering, construction and operation of a power plant
- PPC Telecommunications S.A.	100%	Greece	Telecommunication services
- PPC Crete S.A.	100%	Greece	Engineering services, construction and operation of a power plant

On January 31, 2003 the Shareholders' Special General Assembly of Cogen S.A. decided to rename the company to "PPC Rhodes S.A.", and also to change the company's principal activities to engineering, construction and operation of a power plant in the island of Rhodes, in order for the renamed entity to participate in a tender (currently in process) for being licensed to construct a power plant in the island of Rhodes.

In February 2003, PPC's Board of Directors decided to form a new wholly owned subsidiary, "PPC Crete S.A.", whose purpose consists in the engineering, construction and operation of a power plant in the island of Crete for which, a public tender (currently in process) has been issued by the Ministry of Development. Its share capital was set at Euro 1.1 million, divided in 110,000 shares of per value Euro ten (Euro 10) each, and its life was set at 30 years.

6. PROPERTY, PLANT AND EQUIPMENT

	Land	Minefields	Lakes	Buildings
COST				
At December 31, 2001	**57,002**	**332,669**	**6,018**	**1,350,360**
Additions	2,174	14,926	-	63,456
Removals/transfers	-	(88)	-	(284)
Revaluation	**302,690**	**-**	**-**	**1,399,157**
Adjustments for register update	(24,958)	-	16,586	(51,567)
Other movements	(5)	-	-	333
At December 31, 2002	**336,903**	**347,507**	**22,604**	**2,761,455**
Additions	2,861	35,991	-	153,781
Removals/transfers	(727)	-	-	(4,470)
Other movements	-	-	-	(7,399)
At December 31, 2003	**339,037**	**383,498**	**22,604**	**2,903,367**
ACCUMULATED DEPRECIATION				
At December 31, 2001	**-**	**140,059**	**-**	**362,994**
Additions	-	10,760	452	58,906
Removals/ transfers	-	(83)	-	(3)
Revaluation	-	-	-	982,142
Adjustments from register update	-	569	8,070	(16,670)
Other movements	-	-	-	260
At December 31, 2002	**-**	**151,305**	**8,522**	**1,387,629**
Additions	-	10,396	452	104,606
Removals/ transfers	-	-	-	(2,331)
Other movements	-	-	-	(4,517)
At December 31, 2003	**-**	**161,701**	**8,974**	**1,485,387**
NET BOOK VALUE				
At December 31, 2002	**336,903**	**196,202**	**14,082**	**1,373,826**
At December 31, 2003	**339,037**	**221,797**	**13,630**	**1,417,980**

Machinery	Transportation assets	Furniture & Equipment	Construction In Progress	Total
5,374,425	**86,723**	**207,724**	**1,229,194**	**8,644,115**
605,250	1,622	17,577	626,811	**1,331,816**
(46,558)	(1,278)	(7,593)	(704,707)	**(760,508)**
5,168,531	**53,279**	**106,660**	**-**	**7,030,317**
25,117	-	-	45,935	**11,113**
(424)	137	688	(6,674)	**(5,945)**
11,126,341	**140,483**	**325,056**	**1,190,559**	**16,250,908**
889,870	2,399	21,830	723,114	**1,829,846**
(89,450)	(191)	(3,014)	(1,121,167)	**(1,219,019)**
(1,457)	1,011	7,254	506	**(85)**
11,925,304	**143,702**	**351,126**	**793,012**	**16,861,650**
1,642,128	**72,305**	**179,137**	**-**	**2,396,623**
278,007	5,115	12,276	-	**365,516**
(28,576)	(1,260)	(7,288)	-	**(37,210)**
3,452,579	48,122	78,268	-	**4,561,111**
(10,792)	1,869	(8,131)	-	**(25,085)**
2,132	(6)	(52)	-	**2,334**
5,335,478	**126,145**	**254,210**	**-**	**7,263,289**
487,085	6,074	32,224	-	**640,837**
(71,783)	(166)	(2,903)	-	**(77,183)**
3,696	975	(574)	-	**(420)**
5,754,476	**133,028**	**282,957**	**-**	**7,826,523**
5,790,863	**14,338**	**70,846**	**1,190,559**	**8,987,619**
6,170,828	**10,674**	**68,169**	**793,012**	**9,035,127**

6. *PROPERTY, PLANT AND EQUIPMENT – (continued)*

Fixed assets register: PPC, in 2002, initiated a process in order to upgrade its fixed assets register, aiming to the development of a register that would provide sufficiently detailed financial, technical and operational information on an individual asset basis to facilitate physical verification of assets (either from the register to the specific asset and vice versa) and to incorporate the results of the appraisal revaluation (see paragraph "Appraisal of fixed assets" below). As at December 31, 2002, the above process had been finalised with respect to PPC's mining, generation, transmission and administrative assets, while, as far as the Distribution Business Unit is concerned, the above process was completed in early 2003. Net positive differences of Euro 36,222, which arose through the process of upgrading the asset register, were credited to retained earnings in 2002.

Legal status of property: PPC is in the process of preparing a detailed listing of all its real property, as such information is not provided by the fixed assets register. PPC is also in the process of registering all its property in its name at the relevant land registries, so that it will be able to obtain ownership and encumbrance certificates.

Insurance coverage: PPC's property, plant and equipment are located all over Greece and therefore the risk of a major loss is reduced. PPC does not carry any form of insurance coverage on its property, plant and equipment, save for its information technology equipment.

Retirements and disposals of the distribution network: Up to 2001, PPC's fixed assets register did not provide sufficient details to enable the identification of the original cost or accumulated depreciation of a retired or disposed asset, and as a result the distribution network fixed assets, which were disposed were not removed from the fixed assets register. Estimated values of items retired were transferred to the warehouse stock and classified as spare parts and materials. Upon warehousing and for financial reporting purposes a contra account under fixed assets was credited with an amount equal to the estimated value of the item warehoused. The net book value of such retirements, as estimated by management, for the year 2002 was Euro 3,650. In late 2002, PPC commenced removing from its register, disposed items of the distribution network.

Statutory Revaluation of Fixed Assets: In accordance with Greek tax legislation, fixed assets are periodically revalued (every four years). These revaluations relate to machinery (up to 1987), land, mines and buildings and are based on non-industry specific indices that were determined by the Government through Ministerial Decisions. Both cost and accumulated depreciation are increased by these indices while the net revaluation surplus is credited to reserves in equity (statutory revaluation surplus). As such statutory revaluations do not meet the criteria required by IAS 16 "Property, plant and equipment" they have been reversed in the accompanying financial statements. As at December 31, 2003, statutory revaluations that had been performed in the past resulted in a total revaluation surplus of Euro 947,342 out of which Euro 531,777 was used to set up part of PPC's initial share capital and the remaining revaluation surplus of Euro 415,565, according to Greek Law, was used for share capital increase in 2002 (note 18).

Appraisal of Fixed Assets: In 2001, PPC engaged an independent firm of appraisers to conduct a valuation of its fixed assets as of December 31, 2000 as provided by Law 2941/2001. The valuation, which excluded minefields and lakes, was completed in late September 2001. Under the provisions of Law 2941/2001 PPC presented its fixed assets in its statutory books at appraised values as at January 1, 2001 (within its first fiscal year as a société anonyme, period from January 1, 2001 to December 31, 2002). Such presentation is in accordance with the allowed alternative treatment of IAS 16. The appraisal resulted to a surplus of approximately Euro 2.5 billion. PPC recorded the results of the above appraisal in its books prior to the completion of the process for the upgrading of its fixed assets register. During the course of this work and of reconciling the results of the fixed assets physical counts to the accounting records and to the work of the independent firm of appraisers, differences arose, which were charged to retained earnings. However, for IFRS reporting purposes, PPC revalued its fixed assets (excluding the classes of mines and lakes) at December 31, 2002. Had the fixed assets, for reporting purposes under International Financial Reporting Standards, been presented at appraised values at 1st January 2001, it is estimated that depreciation for the year ended 31st December 2002 would have increased by approximately Euro 245 million. Furthermore, the revaluation surplus discussed above was decreased by an amount of Euro 4,639 in 2003 due to retirements of certain assets that had been revalued.

The carrying amount of each class of property, plant and equipment that would have been included in the financial statements had the assets been carried under the benchmark treatment of IAS 16 (historic cost) would be as follows:

	2003	2002
Land	35,638	34,213
Mines	221,797	196,202
Lakes	13,630	14,082
Buildings	1,040,225	956,811
Machinery	4,646,836	4,074,911
Transportation assets	7,878	9,181
Furniture & Equipment	51,423	42,454
Construction in Progress	793,012	1,190,559
	6,810,439	**6,518,413**

7. SOFTWARE

Cost:	2003	2002
At January 1	13,700	13,419
Additions	13,546	702
Revaluation	-	(289)
Transfers	(4)	6
Disposals	(53)	(138)
At December 31	**27,189**	**13,700**

7. SOFTWARE – (continued)

Accumulated Amortisation:	2003	2002
At January 1	11,481	9,478
Additions	4,488	2,433
Revaluation	-	(269)
Adjustment from asset register update	-	(24)
Disposals	(37)	(137)
At December 31	15,932	11,481
Net Book Value:	**11,257**	**2,219**

8. INVESTMENTS IN ASSOCIATES

	2003	2002
HTSO (note 2)	144	144
WIND-PPC Holding N.V. (note 30(b))	15,965	28,025
Corporations through PPC Renewables (currently at pre-operating stage)	1,505	1,071
	17,614	**29,240**

The Group's interest in the above associates as at December 31, 2003 was as follows:

Name	Ownership	Country of Incorporation	Principal Activities
- HTSO	49%	Greece	Note 0
- WIND-PPC Holding N.V.	50% less one share	Netherlands	Telecommunication Services
- Corporations through PPC Renewables	49%	Greece	Energy generation from renewable sources
- Larco S.A.	28.56%	Greece	Metallurgical

In 2003, the Group increased its investment in WIND-PPC Holding N.V. and in PPC Renewables by Euro 14,815 and Euro 465, respectively, without changing its ownership interest. The Group's share in the results of operations of WIND-PPC Holding N.V. for the year 2003 was Euro 26,875 (loss) (2002 NIL) and is included in share of loss of associates in the accompanying 2003 statement of income. At December 31, 2003, an amount of Euro 12,943 was due to WIND-PPC Holding N.V. for a future increase of its share capital to be effected in 2004.

In addition the Group's stake in Larco S.A., an ailing company, was acquired prior to 1996 for the amount of Euro 46,788. Due to the poor financial condition of Larco, management determined that the investment has suffered a permanent impairment and, accordingly, the cost of this investment was fully provided prior to 1997.

9. OTHER NON-CURRENT ASSETS

	2003	2002
Unamortised Loan fees and expenses	12,033	13,438
Other	-	10
	12,033	13,448

10. MATERIALS, SPARE PARTS AND SUPPLIES

	2003	2002
Lignite	31,966	34,709
Liquid fuel	50,094	56,911
Materials and consumables	509,268	497,557
Purchased materials in transit	85,596	100,609
	676,924	689,786
Less: Provision for slow-moving materials	(139,075)	(131,353)
	537,849	**558,433**

11. TRADE RECEIVABLES

	2003	2002
High voltage	72,957	72,661
Medium and low voltage	388,569	370,006
Customers' contributions	7,754	9,606
	469,280	452,273
Unbilled revenue	236,988	214,235
	706,268	666,508
Less: Allowance for doubtful balances	(109,557)	(105,965)
	596,711	560,543

High voltage customer balances relate to (a) receivables from sales of energy to 20 large local industrial companies, which are invoiced at the end of each calendar month, based on individual agreements and actual metering and (b) exports to foreign customers. Medium voltage customers are mainly industrial and commercial companies. Billing is made on a monthly basis based on actual meter readings. Low voltage customers are mainly residential and small commercial customers. The majority of low voltage customers are billed every four months based on actual meter readings, while interim bills are issued every two months based mainly on the energy consumed during the corresponding period in the prior year. There are different types of invoices for both medium and low voltage customers with different tariff structures based on different types of energy use (commercial, residential, etc). Revenues from the supply of electricity to medium and low voltage customers provided during the period from the last meter reading or billing through each reporting date are accounted for as unbilled revenue. Allowance for doubtful balances is made for specific balances relating to high voltage customers, while the allowance for medium and low voltage customers is based on the balances reported by the billing system as outstanding in excess of twelve months, for which provisions are made in full. The movement in the allowance for doubtful balances is as follows:

	2003	2002
As at January 1	**105,965**	**98,125**
Provision	5,155	9,514
Utilisation	(519)	(1,674)
Reversal of unused portion	(1,044)	-
As at December 31	**109,557**	**105,965**

12. OTHER RECEIVABLES

	2003	2002
Value Added Tax	7,672	-
Dispute with tax authorities	14,035	14,035
Greek Post Office	7,372	8,242
Social security funds, in dispute	18,059	18,059
Social security funds, current	6,409	8,027
State participation in employees' social security contributions	6,394	6,394
Pensioners' advances, in dispute	5,262	5,262
Loans to employees	22,064	22,640
Employees' current accounts	1,670	1,119
Receivables from contractors	7,730	9,390
Tax withholdings	3,981	4,003
Other	5,262	6,586
	105,910	103,757
Less: Allowance for doubtful balances	(26,760)	(24,492)
	79,150	79,265

Disputes with tax authorities: In 1995 the tax authorities performed a preliminary payroll tax audit for the years from 1983 to 1995, and assessed to PPC Euro 40,558 relating to supplementary payroll tax and penalties. In 1998, the tax authorities performed a preliminary tax audit of the years 1995 to 1997 and assessed additional income taxes and penalties of Euro 30,709. PPC brought the cases before the tax courts by paying initially the amount of Euro 40,258 (Euro 14,035 at December 31, 2003 and 2002, respectively due to the finalization of certain elements in PPC's favour). The majority of the above assessments are still pending before the courts. However, in June 2002, the relevant Administrative Court of Second Instance, ruled in PPC's favour for an amount of Euro 23,280 with respect to the preliminary tax audit for the years 1983 to 1995 and more specifically for the assessments relating to the period 1992-1995. Following the above mentioned decision, PPC offset fiscal obligations for the months of July, August and September 2002 of an amount of Euro 15,195, Euro 7,585 and Euro 500, respectively against the amount of 23,280 of the Court's ruling. The Tax Authorities have appealed the decision of the Court of Second Instance to the Supreme Administrative Court, which has the final authority to rule. During 2003, the Supreme Court decided that all cases from 1992 onwards (with the exception of 1995 which will be discussed by the Supreme Court in April 2004) should be re-examined by the Court of Appeals. As PPC may be requested to refund the above amounts, in case of an unfavourable outcome, the provision which at 31st December 2002 totalled Euro 37,564, was increased by Euro 8,986 in 2003 (note 23).

Social security funds in dispute: The amount relates to social security contributions (years 1983-1993) of employees who have worked with other employers before joining PPC. As PPC undertook the obligation for their pensions and other related benefits, part of their contributions to other social security funds (mainly IKA, the major Greek social security fund) has been claimed by PPC. The claim was not accepted by IKA and the case was brought by PPC before the courts. Following an adverse court decision, PPC together with PPC - PIO brought the case again before the courts. The court rejected PPC as a litigant. while the case of PPC - PIO is held pending. A respective provision has been established for non-collection of this amount.

State participation in employees' social security contributions: The amount represents the State contribution to the social security contributions of employees who started working after January 1, 1993.

Advances to pensioners in dispute: The amount of Euro 5,262 represents an advance payment made in 1993 to pensioners. A respective provision has been established for non-collection of this amount.

Loans to employees: The amounts, among other type of loans, include non-interest bearing short-term loans to participate in the public offering of PPC's shares in October 2003 and December 2002, respectively (note 18). The respective fair value of these loans (measured at the present value of the future cash flows discounted using the market rate of interest for a similar loan) as at 31st December 2003 and 2002 amounted to Euro 13,888 (carrying value of Euro 14,574) and Euro 11,235 (carrying value of Euro 11,805), respectively.

13. EMPLOYEE BENEFITS OBLIGATIONS

Until December 31, 1999, the basic law defining PPC's pension, medical and other benefit plans was Law 4491/1966 as amended and supplemented by laws 1902/1990 and 2084/1992. Under these laws there was no requirement for PPC to establish a separate pension fund and, accordingly, all employee and employer's contributions were vested in PPC. Such contributions, after deducting the pension and healthcare payments, generated a "property" which was quantified by a study conducted in 1995 by WYATT-PRUDENTIAL, to approximate, at December 31, 1992, GDR 1,300 billion (Euro 3,815 million). Schemes operated by PPC on behalf of its employees included a main pension plan, an auxiliary pension plan, medical benefits and lump sum payments. According to an actuarial study, the liability as of December 31, 1999 arising from the above insurance schemes amounted to approximately GDR 3,550 billion (Euro 10,418 million). Up to December 31, 1999, because of uncertainties regarding the level of PPC's legal obligations arising from the pension, medical and other benefit plans of its employees and pensioners, PPC was accounting for such costs on a cash basis. As further discussed in the following paragraphs, effective January 1, 2000, under Law 2773/99 (Article 34), the Greek State substitutes for PPC in all insurance obligations towards its employees and pensioners.

Establishment of the PPC Personnel Insurance Organization ("PIO")

According to Law 2773/1999, a public entity was established under the name "Public Power Corporation Personnel Insurance Organization" ("PIO"), for the purpose of undertaking the social security schemes of the personnel and the pensioners of PPC, as they were at the date the Law came into effect. Accordingly, effective January 1, 2000, PIO is responsible for the main and auxiliary pension insurance and the health and welfare insurance of its insured persons, as provided by Law 4491/1966. Law 2773/1999 and P.D.51/2001 among others, specify the following:

1. The study conducted by WYATT-PRUDENTIAL in 1995 (see above) for quantifying the "property" incorporated in the assets of PPC has to, effective 31st December, 1998, be updated periodically under the same methodology and assumptions used by WYATT-PRUDENTIAL. The State fully acknowledges that the above "property" is incorporated in PPC accounts and substitutes PPC in all insurance liabilities towards its employees and pensioners. Payments made by the State to PIO will be considered as a reduction of the above "property", as updated at any time.

2. The State shall transfer to PIO a percentage of the proceeds from any sale of the State's PPC shares to third parties, equal to 20% for the first 25% of the shares sold and to 15% for any subsequent sale of shares.

3 Until the State establishes specific funds in its budget, PPC shall continue to cover all insurance costs of its personnel and pensioners. Effective January 1, 2000, PPC will be reimbursed by the State, within the framework described in item (1) above, for any difference between revenues and expenses of PIO, as well as for all expenses incurred by the Personnel Insurance Department of PPC and any other obligations that it may have.

4. During the second quarter of 2002 the Ministry of Finance activated the funds budgeted for the PIO in the State Budget for 2002 (Euro 275.9 million). Effective May 1, 2002 PPC ceased to cover any PIO shortfalls.

5. PPC, by decision of its Board of Directors, shall concede to PIO, without any consideration, the ownership of buildings, vehicles, furniture and equipment of the kinder-gardens, medical centres, holiday camps and other facilities used by the Personnel Insurance Department of PPC at the time the Law enters into force. Any maintenance expenses shall be undertaken by PIO. The Board of Directors of PPC, approved, in three separate decisions (June 2002, January 2003 and April 2003), within the context prescribed by Law 2773/1999, the transfer of full ownership of 2 buildings and of a number of supporting assets (vehicles, furniture, equipment) as well as of partial ownership of 22 other buildings amounting to Euro 1,620 (note 23). The transfer process, pending a number of legal and procedural issues, has not been finalised as yet.

6. PPC shall continue, at least up to December 31, 2002, to render to PIO any support services necessary for the PIO operation (data processing, legal and technical services etc.) at an annual fee that will be agreed by both parties.

7. Any unexpected events that would create extraordinary insurance obligations (e.g. voluntary personnel retirement) are to be incurred by PPC.

In connection with the above:

- According to the pension studies discussed above, it is likely that PIO's liabilities exceed its assets. Although PPC has no legal obligation to cover PIO's deficits, there is no guarantee that PPC will not be required to contribute in meeting future shortfalls.
- Fixed assets that will be transferred to PIO at no consideration (see (5) above) have been initially estimated to amount, at December 31, 2000, to approximately Euro 5,870 (net book value). A provision of an equal amount had been established in the year 2000. Following the transfers of certain assets to PIO during 2003 and 2002 the balance of the aforementioned provision has been reduced to Euro 4,020 and Euro 5,640 at December 31, 2003 and 2002, respectively (note 23). The clearance and reconciliation of the amounts and balances with PIO has not yet been finalised.
- Personnel insurance schemes transactions for the years 2003 and 2002, are as follows:

	2003	2002
Payments made by PPC for personnel insurance schemes	-	339,156
Less:		
- Cash collections from PIO	-	(118,013)
- Offset with social security payable	-	(217,878)
Shortfall	-	3,265

PPC ceased paying pensions in the first semester of 2002 and continued to pay other benefits to pensioners until the third quarter of 2002, when the State established specific funds in its budget to cover all insurance costs. All reimbursable costs and shortfall as of December 31, 2001, are due from the Greek State while, reimbursable costs and shortfall incurred subsequently to December 31, 2001 are due from PIO. In 2002, PPC commenced accounting for social security payable to PIO, as follows:

	2003	2002
Employees' and employer's contributions (expense recognized)	505,891	387,472
- Less: Payments	(447,020)	(111,527)
- Settlements with PIO shortfall	-	(217,878)
Social security payable (note26)	58,871	58,067

The movement of balances receivable/ (payable) from/(to) the Greek State and PIO is as follows:

	Greek State	PIO	Total
Balance 1st January 2000	**167,759**	**-**	**167,759**
Shortfall for 2002	-	3,265	3,265
Advances to pensioners transferred to PIO	(52,525)	52,525	-
ADVANCES TO PENSIONERS, NET MOVEMENT	-	(38,257)	(38,257)
Costs reimbursable to PPC (see (c) below)	-	37,309	37,309
Adjustments of reimbursable costs charged to the State (note 37)	(7,085)	-	(7,085)
Collections	(84,089)	-	(84,089)
Balance at December 31, 2002	**24,060**	**54,842**	**78,902**
Costs reimbursable to PPC (see (c) below)	-	7,090	7,090
Costs reimbursable from PIO	-	(12,144)	(12,144)
Collections	-	(40,385)	(40,385)
Balance at December 31, 2003	**24,060**	**9,403**	**33,463**
Allowance for doubtful balance at December 31, 2002			(17,608)
Allowance for doubtful balance at December 31, 2003			(37,510)
Net balance at December 31, 2002			**61,294**
Net balance at December 31, 2003 (note 26)			**(4,047)**

Costs reimbursable to PPC consist of:

(a) *the PPC Personnel Insurance Division expenses,*

(b) *accrued pensioners' Christmas bonus and,*

(c) *energy supplied to pensioners at a reduced tariff. Costs reimbursable to PIO consist of the cost of medical services rendered to PPC employees by PIO.*

PPC is in dispute with PIO as to the undertaking of the obligation for supplying energy at a reduced tariff to PIO pensioners (item (c) above). Based on opinions obtained from independent legal Advisors, this reduced tariff represents an insurance benefit and accordingly the related obligation lies with PIO. As of December 31, 2003, PPC had a receivable from PIO of Euro 37,510, reflecting the energy supplied to PIO pensioners at a reduced tariff, for the period January 1, 2000 to December 31, 2002. PPC has recorded an equal provision against this amount, which has been recognised in the statement of income for the years 2003 and 2002 of Euro 19,902 and Euro 17,608, respectively.

The Group, for prudence purposes and without waiving its claim, has determined and accounted for the present value of the liability that it would assume in case of an unfavourable outcome of the dispute. Such liability, on an actuarially determined basis, at June 30, 2002, amounted to Euro 212,798. An equal provision, net of the related deferred tax asset, was directly recorded as a charge against equity. For the year 2003, no amount has been charged to PIO for the energy supplied to PIO pensioners at reduced tariff.

Although events giving rise to the liability discussed above occurred and were known to management subsequent to December 31, 2001, the provision was recorded directly to equity rather than the statement of income in the year 2002, as for statutory reporting purposes the Group recorded the provision directly to equity making use of the provisions of law 2941/2001 (note 3(b)). As at December 31, 2003 and 2002, the Group had established a total provision of Euro 221,159 and Euro 216,874, respectively.

The details of the actuarial study for the years 2003 and 2002 have as follows:

	2003	2002
Present value of unfunded obligations	248,018	225,975
Unrecognised net loss	(26,859)	(9,101)
Net liability in balance sheet	**221,159**	**216,874**
Components of net service cost		
Service cost	3,961	1,973
Interest cost	13,206	6,531
	17,167	8,504
Movements during the year in net liability in balance sheet		
Net liability at beginning of the year	216,874	-
Charge to equity	-	212,797
Actual benefits utilised	(12,882)	(4,427)
Total expense recognised	17,167	8,504
	221,159	216,874
Change in benefit obligation		
Defined benefit obligation at beginning of year	225,975	223,019
Service cost	3,961	3,947
Interest cost	13,206	13,062
Actuarial loss	17,758	(3,402)
Benefits utilised	(12,882)	(10,651)
	248,018	225,975
Weighted average assumptions		
Discount rate	5.5%	6.0%
Rate of tariff increase per annum:		
- 2003	-	3.0%
- 2004	2.0%	2.0%
- Up to 2010	1.0%	1.0%
- From 2011 onwards	0.0%	0.0%

14. OTHER CURRENT ASSETS

	2002	2001
Value Added Tax	-	250
Advances (mainly to employees)	6,271	5,855
Other	495	61
	6,766	**6,166**

15. FINANCIAL INSTRUMENTS

	2002	2001
Derivative assets	11,194	8,740
Derivative liabilities	(47,821)	(80,543)

Derivative financial instruments represent contracts to purchase electricity denominated in U.S. dollars, cross currency interest rate swaps, interest rate swaps and forward currency contracts.

- **Electricity Contracts:** Certain of the Group's energy purchase contracts are denominated in U.S. dollars and are accounted for as derivative financial instruments. As at December 31, 2003 and 2002, the Group had one outstanding energy contract, denominated in U.S. dollars, which matures in September 2004. The change in the fair value of this contract, estimated using discounted cash flow analysis, at 31st December, 2003 and 2002 totalled Euro 2,454 gain and Euro 13,585 gain, respectively, and is included in foreign currency gains/ (losses), net in the accompanying statements of income.

- **Swap Agreements:** At December 31, 2003, the Group had one interest rate and cross currency swap agreement and six interest rate swap agreements outstanding:

(a) ***Cross currency and interest rate swap agreements:*** One agreement was concluded in January 1999 for a period of five years through January 8, 2004 under which the Group receives interest at a rate equal to six month ITL LIBOR (now EURIBOR) plus 0.65% on a nominal amount of Italian Lira 340 billion (Euro 175.6 million) and pays interest at a fixed rate of 1.175% on a nominal amount of Yen 25.1 billion. The fair value of this swap as at 31st December 2003 of Euro 8,830 is included in the current portion of interest bearing loans and borrowings (note 22).

(b) ***Interest rate swap agreements:*** Interest Rate Swap Agreements at December 31, 2003 have as follows:

		Outstanding	Interest rate	
Concluded	**Maturity**	**Amount**	**Receives**	**Pays**
May 2000	December 2004	250,000	6month EURIBOR	5.52%
April 2001	March 2007	300,000	6month EURIBOR + 0.4%	5.425%
April 2001	May 2005	73,368	6month EURIBOR + 0.6%	5.3475%
April 2001	May 2006	104,811	6month EURIBOR + 0.3%	5.03%
June 2001	August 2007	73,368	6month EURIBOR + 0.3%	5.275%
June 2001	September 2007	117,388	6month EURIBOR + 0.3%-0.325%	5.347%
		918,935		

- **Forward Contracts:** At December 31, 2003, the Group had two groups of currency forward contracts outstanding. One was concluded in October and November 2003 for the purchase of Yen 25.1 billion for value date January 8, 2004, in order to meet its obligations from the cross currency interest swap agreement mentioned above, and, one was concluded in November 2003 for the purchase of an amount of CHF 115 million for value date June 13, 2006 which relates to part of the obligations for the repayment of one of the balloon instalments of a CHF loan obtained in 2003 (note 22). The fair value of the contract relating to the to the forward purchase of YEN 25.1 billion as at 31st December, 2003 of Euro 11,453 is included in the current portion of interest bearings loans and borrowings (note 22).

None of the above instruments meets the criteria for hedge accounting and accordingly changes in their fair values are included in financial (expense) income, or in foreign exchange, net, in the accompanying statements of income. The net change in fair values for the years 2003 and 2002 totalled Euro 12,439 gain (gain of Euro 24,104 - note 36, and loss of Euro 11,665 included in foreign currency gains/ (losses), net) and a loss of Euro 16,006 (note 35), respectively.

16. MARKETABLE AND OTHER SECURITIES

	2003	2002
- Heracles Cement S.A.	4,215	3,245
- National Bank of Greece	15,346	9,081
- Evetam	241	241
	19,802	12,567

At December 31, 2003 and 2002 the cost of equity securities was Euro 10,162. There were no sales or purchases of equity securities during the years 2003 and 2002. The change in net unrealised holding gain/ (loss) on equity securities available for sale totalled Euro 7,235 and Euro (12,613) in the years 2003 and 2002, respectively.

17. CASH AND CASH EQUIVALENTS

	2003	2002
Cash in hand	1,444	2,659
Cash at banks	19,243	16,042
Bank of Crete (note 26)	6,806	6,806
Time deposits	-	2,900
	27,493	**28,407**

Interest earned on cash at banks and time deposits is accounted for on an accrual basis and amounted to Euro 432 and Euro 2,240, in the years 2003 and 2002, respectively, and is included in financial income in the accompanying statements of income.

18. SHARE CAPITAL

Under its enabling statute of 1950, PPC was established as a "Public Corporation belonging entirely to the Greek State, operating for the public interest under the supreme inspection and control of the State". A subsequent legislative Decree provided PPC with a special legal status among enterprises within the State sector, stipulating that PPC was not subject to legislative provisions regulating the State sector generally, but rather subject to such provisions only when specifically mentioned. A Presidential Decree in 1985 stipulated that PPC is a public sector corporation, belonging to the Greek State, operating with full administrative, legal and financial autonomy, under the supervision of the Greek State. Until December 31, 2000, the State's special ownership of PPC was evidenced by statute and not by shares or stock in any form. Under Law 2773/1999 and pursuant to Presidential Decree 333/2000, PPC was transformed, effective January 1, 2001 into a société anonyme wholly owned by the State for the purpose of carrying on the business of an electricity company. Law 2773/1999 also ratified the Articles of Incorporation of PPC, which specify, among other things, the following:

- The Greek State is not permitted to hold less than 51% of the voting shares of PPC, after any increase in its share capital.
- In case the participation percentage of a shareholder or a shareholder's affiliated companies exceeds in total 5% of PPC_s share capital, such shareholder will not have the right to vote at the general assembly for the percentage of his shareholding exceeding 5%.
- PPC's fiscal year ends at December 31, of each year. Exceptionally, its first fiscal year was concluded at the end of the year succeeding the year of PPC's transformation into a société anonyme.
- The life of PPC was set for 100 years.

The share capital of PPC S.A. was set at GRD 220 billion consisting of 220 million common registered shares of Greek Drachmae one thousand, par value each. At December 31, 2000, PPC made transfers from equity accounts to set up the share capital of GRD 220 billion, as analysed below (in millions of Greek Drachmae and thousands of Euro):

	GRD	EURO
Contributions by the Greek State	38,797	113,858
Revaluation surplus of machinery under law 1731/1987 (note 6)	164,321	482,233
Revaluation surplus of buildings under Ministerial Decision 2665/1988 (note 6)	7,649	22,448
Revaluation surplus (part of) of land under Ministerial Decision 2665/1988 (note 6)	9,233	27,096
	181,203	**531,777**
	220,000	**645,635**

The shareholders' General Assemblies held on November 16, and November 22, 2001 approved the increase of the share capital through the issuance of 12,000,000 new common registered shares of Greek Drachmae one thousand par value each and the listing of PPC's shares on the Athens Exchange and their admission for trading, in the form of Global Depositary Receipts, to the London Stock Exchange.

These new shares issued were offered to the public at an average price per share of Euro twelve and fifty-eight cents (Euro 12.58). The resulting share premium of Euro 106,679 (net of the related issuance costs of Euro 9,075) is separately reflected in shareholders equity.

Following the decision of the Shareholders' Special General Assembly dated June 6, 2002, PPC's share capital and the nominal value of the shares were converted from Greek Drachmae to Euro, in accordance to the provisions of Article 12 of Law 2842/2000.

As a result, PPC's share capital amounted to Euro 679,760 divided into 232,000,000 common shares of Euro two and ninety-three cents (Euro 2.93) per value each.

The rounding of the shares' nominal value resulted in a reduction of the share capital by Euro 1,091, which was recorded in equity under a special reserve account and was used in the share capital increase discussed below.

The shareholders' Special General Assembly held on November 15, 2002 and continued and concluded on November 22, 2002, approved the increase of the share capital by Euro 387,440 through the increase of the par value per share by Euro one and sixty-seven cents (Euro 1.67).

For the above increase PPC used the reserve resulted from the conversion of the share capital from Greek Drachmae to Euro (Euro 1,091) and part of the fixed assets statutory revaluation surplus discussed in note 6 after eliminating statutory losses of Euro 29,216.

As a result, PPC's share capital (fully authorised and issued) amounts to Euro 1,067,200 divided into 232,000,000 common shares of Euro four and sixty cents (Euro 4.60) per value each.

19. LEGAL RESERVE

Under Greek corporate law, corporations are required to transfer a minimum of 5% of their annual net profit as reflected in their statutory books to a legal reserve, until such reserve equals one-third of the paid-in share capital. This reserve cannot be distributed through the life of the corporation. For the years 2003 and 2002, the Group established a legal reserve of Euro 9,989 and Euro 11,127, respectively. Accordingly at 31st December 2003 this reserve totalled Euro 21,116 (Euro 11,127 for 2002).

20. RESERVES

	2003	2002
Tax-free (Law 2238/94)	11,046	11,046
Tax-free	87,479	81,949
Specially taxed reserves	113,036	113,036
	211,561	206,031
Marketable securities valuation surplus (note 16)	9,640	2,405
	221,201	**208,436**

Tax-free and specially taxed reserves represent interest income which is either free of tax or a 15% tax is withheld at source. This income is not taxable, assuming there are adequate profits from which respective tax-free reserves can be established.

However, if distributed, such reserves are subject to income tax (estimated to approximate Euro 61 million at December 31, 2003). Presently, the Group has no intention to distribute any of its tax-free or specially taxed reserves and accordingly no related deferred taxes have been accounted for.

The Group for the years 2003 and 2002, established tax-free reserves of Euro 5,530 and Euro 1,652, respectively.

21. DIVIDENDS

Under Greek corporate law, companies are required each year to declare and pay from statutory profits dividends of at least 35% of after-tax profit, after allowing for the legal reserve, or a minimum of 6% of the paid-in share capital, whichever is greater.

A dividend of an amount less than 35% of after tax profit and after allowing for the legal reserve, but greater than 6% of paid-in share capital can be declared and paid with 70% affirmative vote of all shareholders.

However, with the unanimous consent of all shareholders a company may not declare any dividend.

Furthermore, Greek corporate law requires certain conditions to be met before dividends can be distributed, which are as follows:

(a) *No dividends can be distributed to the shareholders as long as a company's net equity, as reflected in the statutory financial statements, is, or after such distribution, will be less than the outstanding capital plus non-distributable reserves.*

(b) *No dividends can be distributed to the shareholders as long as the unamortised balance of "Pre-operating Expenses", as reflected in the statutory financial statements, exceeds the aggregate of distributable reserves plus retained earnings..*

On April 2, 2002, the Board of Directors approved the distribution of an interim dividend of Euro 88,160 (Euro 0.38 per share). As PPC's first fiscal year included the twenty-four months period from January 1, 2001 to December 31, 2002, the above dividends are considered, for statutory purposes, as an interim dividend. As at December 31, 2002 the unpaid balance (not collected yet by the beneficiaries) of these dividends was Euro 99. On June 4, 2003, the Shareholders' General Assembly approved the distribution of additional dividends of Euro 116,000 (Euro 0.50 per share).

As at December 31, 2003 the unpaid balance (not collected yet by the beneficiaries) of these dividends was Euro 279. On March 23, 2004, the Board of Directors proposed to the Shareholders General Assembly the distribution of dividends of Euro 162,400 (Euro 0.70 per share).

22. *LONG-TERM DEBT*

	2003	2002
Bank loans	2,485,129	2,508,388
Bonds payable	1,395,878	1,616,772
Bills payable	1,186	1,969
	3,882,193	**4,127,129**
Less current portion:		
- Bank loans	570,310	508,029
- Bonds payable	195,878	241,177
- Bills payable	359	389
	766,547	**749,595**
Long-term portion	**3,115,646**	**3,377,534**

Interest bearing loans and borrowings represent unsecured obligations of the Group. Certain loans and bonds include certain non-financial covenants, the most important of which are:

- PPC should not cease to be a corporation controlled as to at least 51% by the Greek State.
- PPC must not sell and distribute to end users less than 90% of all low and medium voltage electricity (not in excess of 22 kilovolts) consumed in the Republic of Greece during any period of 90 days (any reduction in such sales and distribution occurring only as a direct result of the implementation of the Electricity Directive as amended and/or supplemented will be disregarded for these purposes).
- The Group must inform the banks of any event which might have a material adverse effect on its financial condition or operations or on its ability to comply with its obligations (unless any such changes occur only as a direct result of the implementation of the Electricity Directive or any of its future amendments thereto or other EU Directives relating to energy policy).
- The Group is not in default in any, one or more, of its other debt obligations.
- The Group must inform the banks upon becoming aware of any litigation, arbitration or proceedings, which, if continued, could have a material adverse effect on the Group's business, assets or financial condition.
- The Group should not assign or transfer any of its rights, benefits and obligations under the loan agreements.

The total interest expense (including amortisation of loan fees and expenses) on long-term debt for the years 2003 and 2002 amounted to Euro 164,264 and Euro 204,212 respectively, and is included in financial expenses in the accompanying statements of income (note 35).

A further analysis of the Group's interest bearing loans and borrowings based on interest rate composition (fixed or floating) and currency denominations is given below:

	2003	2002
Bank loans and bonds		
- Fixed rate	900,000	1,141,177
- Floating rate	1,830,520	1,881,777
European Investment Bank	991,845	926,271
Projects financing	159,828	177,904
	3,882,193	4,127,129

***a)* Bank loans and bonds bearing interest at fixed rates:**

	2003	2002
Japanese Yen	-	241,177
Euro bonds	900,000	900,000
	900,000	1,141,177

- Bonds denominated in Japanese Yen outstanding at 31st December 2002 were issued in 1998. The interest rate on these bonds was fixed at 1.94% and they were repaid in one balloon instalment in July 2003. As PPC concluded, in July 2003, a forward purchase of the Yen amount (Yen 30 billion), the actual amount paid for the full redemption on July 25, 2003 of the above Japanese Yen Bonds amounted to Euro 225,937.

- Bonds denominated in Euro were issued in 1999 (repayable in one balloon instalment due in March 2009) and 2000 (repayable in one balloon instalment due in November 2010) bearing interest at fixed rates of 4.50% and 6.25%, respectively, through their term.

b) **Bank loans and bonds bearing interest at floating rates:**

	2003	2002
Euro	1,503,156	1,881,777
Swiss Franc	327,364	-
	1,830,520	**1,881,777**

- Bank loans and bonds outstanding at 31st December 2003 were obtained at various dates from 1997 through 2003. Interest rates (including former Greek Drachma denominated loans - now Euro) at 31st December 2003 and 2002 ranged from 0.62%-2.74% and 3.21%-4.32%, respectively. Weighted average interest rates for the years 2003 and 2002 were 2.67% and 4.104%, respectively. Loans outstanding at 31st December 2003 are repayable in semi-annual and/or balloon instalments from 2004 through to 2008.

- Major syndicated loans denominated in Euro, outstanding at December 31, 2003, include one loan obtained in December 1999 (repayable in one balloon instalment in December 2004), while and loan obtained in May 1998 (initially denominated in Deutsche Marks - now Euro) which was fully repaid in May 2003. For the loan obtained in December 1999, the Group in May 2000 entered into an interest rate swap agreement and effectively changed the floating interest rate (six month EURIBOR) to a fixed rate of 5.52% (note 15).

- Bonds initially denominated in Italian Lire (now Euro) were drawn in January 1999 and bear interest at ITL LIBOR (now EURIBOR) plus a spread of 0.65% and are payable in one balloon instalment in January 2004. In January 1999, the Group entered into a cross-currency and interest rate swap agreement in relation to these bonds (note 15) In addition, the Group concluded in October and November 2003 a forward purchase of the Yen 25.1 billion for value date January 8, 2004, in order to meet its obligations from the cross currency interest swap agreement mentioned above. The fair value of this swap and forward purchase agreements at December 31, 2003 of Euro 20,283 is included in the current portion of interest bearing loans and borrowings as they were settled on January 8, 2004 together with the redemption of the bond.

- Floating rate bonds denominated in Euro, were issued in March 2000, repayable in one balloon instalment in March 2007. For such bonds, the Group, in April 2001, entered into an interest rate swap agreement and effectively changed the floating interest rate (six month EURIBOR plus a spread of 0.4%) to a fixed rate of 5.425% (note 15).

- In June 2003, the Group concluded a syndicated multi tranche loan, of a total amount of CHF 510 million, repayable in three partial balloon instalments in June 2005, June 2006 and June 2008, respectively. The Group concluded in November 2003 a forward purchase for an amount of CHF 115 million for value date June 13, 2006 which relates to part of the obligations for the repayment of one of the balloon instalments of the aforementioned loan (note 15).

c) **European Investment Bank ("EIB"):**

	2003	2002
Fixed rate:		
- Swiss Franc	68,244	86,563
- Euro	276,965	301,413
- US dollar	19,574	28,532
- Yen	30,492	33,106
	395,275	**449,614**
Floating rate:		
- Euro	596,570	476,657
	991,845	**926,271**

Loans outstanding as at 31st December 2003 with the EIB have been concluded at various dates from 1986 through 2001 and are guaranteed by the Greek State (in exchange, PPC currently pays to the Greek State a commission in the range of 0.50% to 1.00% on the outstanding balance of the loans guaranteed). At 31st December 2003 the Group had six floating interest rate loan agreements concluded in 2002 and 2003 for a total amount of Euro 300 million. These loans were partially guaranteed by the Greek State and partially guaranteed by commercial banks (in exchange, the Group pays to the commercial banks a commission of 0.48% on the outstanding balance of the loans guaranteed).

At 31st December 2003 and 2002 interest rates for the fixed Euro and foreign currency denominated loans ranged from 1.82%-8.1%. Interest rates for the floating Euro denominated loans as at 31st December 2003 and 2002 ranged from, 2.06%-2.14% and 2.82%-2.87%, respectively. Weighted average interest rates for Euro denominated floating rate loans for the years 2003 and 2002 were 2.06% and 2.74%, respectively.

With respect to the loans obtained prior to 1992, which at 31st December 2003 and 2002 amounted to Euro 31,447 and Euro 47,727 respectively, the Bank of Greece covers the exchange risk in accordance with Ministerial and the Greek Monetary Committee decisions (in exchange, PPC pays a premium calculated on the difference between the interest rate of each currency of the loan and, either the Greek Postal Savings bank's for loans to public sector companies minus 1.5%, or, the average rate of the quotations of four major banks (three as of June 30, 2003) minus 1.5%). Interest rates for these loans at 31st December 2003 and 2002 ranged from 4.58%-8.5% and 5.15%-8.5%, respectively.

PPC is obliged to comply with certain non-financial covenants the most important of which are:

- To inform the EIB of any material change to any of the Acts relating to its constitution and functions and of any change in controlling ownership.
- To furnish the EIB with progress information for the projects financed by the respective loans.
- To submit for approval any significant change in project plan or expenditure.
- To inform the EIB in the event of a significant reduction in the value of its assets (other than any reduction caused by the implementation of the Electricity Directive).
- Should the total cost of the respective projects fall significantly below those stipulated in the loan agreement the EIB may demand proportional prepayment of the related loan.
- To maintain, repair and overhaul all property forming part of the related projects.
- To retain (unless the EIB has consented otherwise) title to all assets comprising the project.
- PPC is not in default in any of its other debt obligations.

d) **Project financing:**

	2003	2002
Floating rate:		
- Euro	80,000	80,000
- Swiss Franc	75,312	89,285
	155,312	169,285
Fixed rate:		
- US dollar	4,516	8,183
- Swiss Franc	-	436
	4,516	8,619
	159,828	**177,904**

The above amounts represent promissory notes or long-term credits obtained to finance specific supply contracts and are repayable in semi-annual instalments from 2004 to 2013. As at 31st December 2003 and 2002, interest rates on fixed rate credits were in the range 5%-7.4%. Interest rates on floating rate credits at 31st December 2003 and 2002 ranged from 0.55%-2.75% and 0.95%-3.48%, respectively. Weighted average interest rates for the years 2003 and 2002 were 1.88% and 3.57%, respectively.

The annual principal payments required to be made subsequent to December 31, 2003 (based on the exchange rates as at December 31, 2003) are as follows:

Maturity	Amount
Within one year	766,547
1-5 years	2,237,215
Over 5 years	878,431
	3,882,193

The fair value of bonds that are publicly traded at December 31, 2003 and 2002 totalled Euro 1,418 million and Euro 1,413 million, respectively, while their respective carrying amount as at 31st December 2003 and 2002 totalled Euro 1,376 million.

The fair value of non-listed fixed rate long-term bonds, fully repaid in 2003, (based on discounted cash flow analysis and market quotations) at 31st December 2002 amounted to Euro 240 million, while their respective carrying amount at 31st December 2002 amounted to Euro 241 million.

The fair values of long-term loans with floating interest rates approximate their carrying amounts.

The 31st December 2003 translation of the long-term debt denominated in foreign currencies resulted in an unrealised gain of Euro 20,769 (gain of Euro 4,923 from debt denominated in US Dollars, gain of Euro 13,233 from debt denominated in CHF and gain of Euro 2,613 from debt denominated in Japanese Yen), which is included in foreign currency gains (losses), net in the accompanying 2003 statement of income.

In January 2004, the Group issued a bond amounting to Euro 200 million, bearing interest at EURIBOR plus margin, repayable in one balloon installment in September 2007

23. PROVISIONS

	2003	2002
Litigation with employees and third parties (note 30(e))	154,478	150,635
Disputes with tax authorities (note 12)	46,550	37,564
Mines' restoration (note 4(g))	18,298	18,817
PIO fixed assets (note 13)	4,020	5,640
	223,346	**212,656**

In the years 2003 and 2002, the Group reversed unused portions of the provision for litigation with employees and third parties of Euro 19,122 and Euro 17,664, respectively, as the purpose for which the related provision had been established no longer existed.

24. DEFERRED CUSTOMERS' CONTRIBUTIONS AND SUBSIDIES

PPC customers (including State and Municipalities) are required to participate in the funding of the initial network connection cost (meters, substations, network connections etc.) or other infrastructure. In addition, PPC obtains subsidies from the European Union through the investment budget of the Hellenic Republic in order to fund specific projects. Such customers' contributions and subsidies are recorded upon collection and are reflected in the balance sheet as deferred income. Such amounts are amortised over the useful life of the related assets when these are put in operation. Subsidies' amortisation is recorded against depreciation charge (note 33).

	2003	2002
Cost:		
- Customers' contributions	1,424,284	1,251,740
- Subsidies	666,294	657,631
- Other	80	80
	2,090,658	**1,909,451**
Accumulated Amortisation:		
- Customers' contributions	503,108	424,740
- Subsidies	311,436	290,130
- Other	(566)	(566)
	813,978	**714,304**
Net Book Value:		
- Customers' contributions	921,176	827,000
- Subsidies	355,504	368,147
	1,276,680	**1,195,147**

The amount of customers' contributions and subsidies collected for the years 2003 and 2002 totalled Euro 181,207 and Euro 182,896, respectively. Amortisation of customers' contributions and subsidies for the years 2003 and 2002 totalled Euro 99,674 and Euro 90,346, respectively (note 33).

25. OTHER NON-CURRENT LIABILITIES

	2003	2002
Tax assessments 1989-1999 (note 26)	-	10,377
TAP - HEAP reserve	24,393	24,393
Customers' deposits	333,155	309,648
Other	16	16
	357,564	**344,434**

TAP-HEAP Reserve: The amount represents a reserve for personnel retirement indemnities established by TAP-HEAP the insurance fund of HEAP, an electric utility company, which was absorbed by PPC in 1985. The amount has been classified as a non-current liability to PIO, which was established in late 1999 (note 13).

Customers' deposits: The amount relates to deposits made from customers upon initial connection to the transmission and/ or distribution networks and is considered as a coverage of unbilled consumption outstanding as of any time. Such deposits are refundable (non-interest bearing) upon termination of connection by the customer. As the refund of such amounts is not expected to be realised within a short period of time the amounts are classified as non-current liabilities.

26. TRADE AND OTHER PAYABLES

	2003	2002
Trade:		
Suppliers and contractors	198,401	142,137
Other	3,664	1,567
	202,065	**143,704**
Sundry Creditors:		
MuMunicipalities' duties	211,514	185,856
Greek TV	50,501	46,564
Pensioners	376	498
Bank of Crete (note 17)	12,053	12,053
Building sale proceeds	13,294	13,294
HTSO (note 2)	7,606	4,318
Benefits on employee overtime	8,128	6,360
Other	71,594	57,315
	375,066	**326,258**
Other:		
Social security funds, PIO (note 13)	58,871	58,067
PIO, non-social security related amounts (note 13)	4,047	-
Social security funds, other	11,400	10,737
Tax settlement	10,377	10,377
Lignite levy	10,009	3,995
Taxes withheld	21,412	28,296
	116,116	**111,472**
	693,247	**581,434**

Municipalities and Greek TV: The amounts represent duties collected by PPC through the bills issued to medium and low voltage customers and certain high voltage customers.

The payment of such amounts to the beneficiaries is made by PPC at the end of each month and relates to collections made two months prior.

For this service PPC charges a fee of 2% and 0.5%, on the amounts collected on behalf of Municipalities and Greek TV, respectively. Such fees for the years 2003 and 2002 totalled Euro 19,902 and Euro 18,689, respectively, and are included in other revenues in the accompanying statements of income (note 31).

Furthermore, receivables from Municipalities relating to energy consumption are offset against amounts paid for the duties collected on behalf of the Municipalities.

Bank of Crete: The amount relates to a dispute with the "Old Bank of Crete" since 1989, when the bank was under liquidation due to serious law violations revealed at that time. PPC deposits of Euro 6,806 (note 17) with the bank were blocked, while PPC stopped payments on its loans from the bank then outstanding.

The case, following a relevant ruling of the Supreme Court, is pending before the Court of Appeals.

Lignite levy: Based on Law 2446/1996, effective 1997, PPC is obliged to pay a duty of 0.4% on its gross sales for the development and environmental protection of the three Prefectures (Kozani, Florina and Arkadia) where lignite power stations are in operation.

Building sale proceeds: The amount represents the proceeds from the sale of a building located in the centre of Athens during December 1999. Although the net book value of the land and building at the date of sale of Euro 97 was removed from fixed assets and transferred to the profit and loss account, the sale proceeds were recorded as a liability to the new Personnel Insurance Organization (PIO - note 13).

Tax on fixed assets statutory revaluation surplus: In 2000, the tax audit of PPC's books for the fiscal years 1989 through 1999 was completed and additional taxes and penalties of Euro 76,416 were assessed.

PPC has agreed with the tax authorities to settle the above amount in five equal annual instalments, the first being due in January 2001, after deducting an amount of Euro 24,531 of VAT receivable outstanding at that time.

As at 31st December 2003 four instalments totalling Euro 41,508 had been paid against the total amount payable of Euro 51,885 (Euro 76,416 less Euro 24,531).

27. SHORT-TERM BORROWINGS

	2003	2002
Overdraft facilities		
- Credit lines available	353,478	213,477
- Unused portion	(296,378)	(110,077)
- Used portion	57,100	103,400

At 31st December 2003 and 2002, the Group had four and three, bank overdraft facilities respectively bearing interest at EURIBOR plus a margin.

28. INCOME TAXES (CURRENT AND DEFERRED)

	2003	2002
Current income taxes	165,157	157,271
Deferred income taxes	5,465	(44,301)
Total income tax expense	**170,622**	**112,970**

The Group is subject to income taxes at 35%.

Tax returns are filed annually but the profits or losses declared for tax purposes remain provisional until such time, as the tax authorities examine the returns and the records of the taxpayer and a final assessment is issued. Tax losses, to the extent accepted by the tax authorities, can be used to offset profits of the five fiscal years following the fiscal year to which they relate.

PPC has been audited by the tax authorities up to 31st December 2000, while its subsidiaries have not been audited by the tax authorities since their inception. For the unaudited tax periods it is not possible to determine the extent of any additional income taxes and penalties that might be assessed, as these will depend on the findings of the tax authorities. A provision has been made to cover for such additional probable future tax assessments, based on the findings of prior years' tax audits. An analysis and numerical reconciliation between tax expense and the product of accounting profit multiplied by the nominal applicable tax rate is set out below:

	2003	2002
Profit before tax	475,250	592,932
Income tax calculated at nominal applicable tax rate of 35%	166,338	207,526
Provision for additional income taxes and penalties	13,200	11,196
Tax effect of non tax deductible expenses		
- Non income tax assessments and penalties	34	96
- Car expenses	461	1,471
- Valuation allowance on subsidiaries' carryforward tax losses	1,539	-
- Other	1,246	2,539
Tax effect of non taxable income		
- Interest and other income from bank deposits, marketable securities and discounts	(2,203)	(8,885)
- Effect of change in depreciation rates	-	(8,933)
- Reversal of provision for litigation	-	(6,182)
- Reversal of additional depreciation (note 6 and 39)	-	(85,858)
- Share issuance costs	(3,228)	-
- Other	(6,765)	-
Income tax expense	**170,622**	**112,970**

Deferred income taxes are calculated on all temporary differences using the statutory income tax rate of 35%. Deferred income tax assets are recognized for tax loss carry forwards only to the extent that realisation of the related tax benefit is probable. The movement of the deferred income tax account is as follows:

	2003	2002
At January 1	109,887	(8,894)
Profit and loss account (charge)/ credit	(5,465)	44,301
Directly charged against equity (note 13)	-	74,480
At December 31	**104,422**	**109,887**

Deferred income tax assets and liabilities are disclosed in the accompanying balance sheets as follows:

	2003	2002
Deferred income tax asset	147,423	138,300
Deferred income tax liability	(43,001)	(28,413)
	104,422	**109,887**

The deferred tax liability comprises the temporary differences resulting mainly from the accounting for fixed assets depreciation at useful life rate rather than statutory rates. The deferred tax asset is mainly due to temporary differences resulting from certain provisions that become tax deductible upon realisation. Deferred income tax assets and liabilities are attributable to the following items:

	2003	2002
Deferred tax assets		
Provisions for:		
- Materials and spare parts	11,164	6,673
- Accounts receivable	15,727	6,163
- Risks and accruals	26,536	21,245
- Post retirement benefits (note 13)	77,406	75,906
- Losses of subsidiaries carried forward	13,964	1,539
- Less valuation allowance	(13,964)	-
Subsidies	1,875	-
Fixed assets	2,582	1,642
Derivatives and swaps	12,133	25,132
Gross deferred tax asset	**147,423**	**138,300**
Deferred tax liabilities		
Long-term debt fees and expenses	(4,212)	(4,703)
Mining acquisition and development costs	(4,311)	(3,655)
Depreciation of assets other than mining equipment	(24,425)	-
Foreign exchange gains	(10,053)	(16,827)
Other	-	(3,228)
Gross deferred tax liability	(43,001)	(28,413)
Deferred tax asset/ (liability), net	**104,422**	**109,887**

No deferred tax asset or deferred tax liability have been accounted for in relation to the fixed assets statutory revaluation (which has been reversed for the purposes of preparing financial statements under IFRS) and the fixed assets revaluation (note 6) as neither meet the recognition criteria of IAS 12.

Management assessed its deferred tax position as at 31st December 2003, and due to uncertainties involved in the realization of the deferred tax assets relating to losses arising in its subsidiaries (available for offset against future taxable profits in the next five years) a valuation allowance of Euro 13,964 was established.

29. ACCRUED AND OTHER CURRENT LIABILITIES

	2003	2002
Accrued interest on interest bearing loans and borrowings	43,088	47,210
Natural gas and liquid fuel purchases	21,361	24,735
Energy purchases	-	6,522
Mining related services	3,137	-
Klitos minefield, additional expropriation costs	2,652	26,999
Other	4,773	3,237
	75,011	**108,703**

30. COMMITMENTS AND CONTINGENCIES

(a) ***Construction programme:*** The Group is engaged in a continuous construction programme, currently estimated to be approximately Euro 3.1 billion over a four-year period from 2004 to 2007.

These expenditures are planned to primarily focus on the Distribution and Generation units.

The programme is subject to periodic review and revision and actual construction costs may vary from the above estimate due to numerous factors, including changes in business conditions, changes in environmental regulations, increasing costs of labour, equipment and materials and cost of capital.

(b) ***Agreement with WIND:*** : In August 2001, PPC Telecommunications S.A. entered into an agreement to form a new company with WIND (an Italian telecommunication provider, subsidiary of ENEL S.p.A.).

The new company, WIND-PPC Holdings N.V., through its subsidiary Tellas S.A. Telecommunications ("Tellas") started providing fixed and fixed wireless telephony as well as Internet services in Greece in the first quarter of 2003 (note 8).

The Group's total estimated equity contribution into Tellas is expected to be approximately Euro 80 million. The Group is also constructing a fibre-optic network along its existing lines (an investment which is expected to amount to Euro 36 million), which is gradually being delivered and leased to Tellas under an agreement expiring on 31st December 2017. PPC is responsible for maintaining the fibre-optic network in good order by taking care of ordinary and extraordinary maintenance.

Rentals are receivable annually in arrears based on a formula as defined in the agreement.

(*c*) ***Option to Buy Shares of "DEPA":*** The Special Shareholders' General Assembly held on 15th November and continued and concluded on 22nd November 2002, approved the agreement that was signed between the Greek State and PPC S.A, through which the latter has the right to buy from the Greek State up to 30% of DEPA's shares and which the Greek State is obliged to sell to PPC S.A. The option, which does not have an expiry date, has not been exercised to date, as PPC is currently negotiating with the Greek State the price and the terms and conditions regarding the exercise of this option.

(*d*) ***Ownership of Property:***

1. Public Power Corporation S.A. is the legal successor to all property rights of the former PPC legal entity. Its properties are for the most part held free of encumbrances. Although all property is legally owned, legal title in land and buildings will not be perfected and therefore title may not be enforced against third parties until the property is registered at the relevant land registry in PPC's name. PPC is in the process of registering this property free of charge at the relevant land registries following a simplified registration procedure. This process is not yet finalised.
2. In a number of cases, expropriated land, as presented in the expropriation statements, differs (in quantitative terms), with what PPC considers as its property.
3. Agricultural land acquired by PPC through expropriation in order to be used for the construction of hydroelectric power plants, will be transferred, following a decision of PPC's Board of Directors and a related approval by the Ministry of Development, to the State, at no charge, if this land is no more necessary to the PPC S.A. for the fulfilment of its purposes.

(*e*) ***Litigation and claims:*** The Group is a defendant in several legal proceedings arising from its operations. The total amount claimed as at 31st December 2003 amounts to Euro 402 million, as further analysed below:

1. ***Claims with contractors, suppliers and other claims:*** A number of contractors and suppliers have raised claims against the Group, mainly for disputes in relation to the construction and operation of power plants. These claims are either pending before courts or in arbitration and mediation proceedings. The total amount involved is approximately Euro 224 million. In most cases the Group has raised counter claims, which are not reflected in the accounting records until the time of collection.
2. ***Fire incidents:*** A number of individuals have raised claims against the Group for damages incurred as a result of alleged electricity-generated fires. The cases relate mainly to the years 1993 through 1996 and the total amount involved is approximately Euro 47 million.
3. ***Claims by employees:*** Employees are claiming the amount of Euro 123 million, for allowances and other benefits that according to the employees should have been paid by PPC. The majority of the above amount relates to periods prior to 1996.
4. ***Environmental claims:*** Certain claims have been raised by two municipalities in relation to the Group's operations in northern Greece for a total amount of approximately Euro 8 million.

For the above amounts the Group has established provisions, which at 31st December 2003 totalled Euro 154,478 (note 23).

(f) ***Arbitration:*** : As at 31st December 2001 the Group was in arbitration proceedings with one of its high voltage customers for the revision of the price at which electricity is supplied (under a contract, which expires in 2006). The arbitration proceeding commenced in February 1999 and related to the electricity supplied during the period for 1st January 1999 to 31st December 2001. In June 2002, the arbitration ruled in favour of the Group. In this respect, the Group was compensated with the amount of Euro 9.2 million (included in other income, (expense), net - note 37) plus interest of Euro 2.2 million (included in financial income) relating to the above period, while billings subsequent to the arbitration ruling are based on the revised prices. During the second half of 2002, a compensation fee of a similar nature of Euro 3.9 million (included in other income, (expense), net - note 37), plus interest of Euro 1.1 million, was billed to another high voltage customer whose billings follow the prices applied to that with whom the Group had entered into the arbitration proceedings.

(g) ***Environmental obligations:*** Following an assessment of PPC's operations by an independent environmental consulting firm, the Group believes that approximately Euro 425 million of investment in environmental, health and safety matters will be required over ten years (from 2001 to 2010). The above amount represents only an indication of the probable investment needs. The precise investment will depend upon a number of factors, such as the demand for electricity in the future, PPC's long-term business strategy, the regulatory environment and also the future level of enforcement of environmental laws and regulations in Greece.

Key uncertainties that may influence the final level of environmental investment which PPC will be required to make over the forthcoming decade, include:

1. Several Environmental Permits and operating Licenses have yet to be obtained by individual PPC operating units. This includes some of the mines, Megalopolis A power station, some of the hydroelectric stations and a large part of the national transmission network.
2. The Messochora inhabitants have challenged the recent environmental permit granted for the Acheloos project, including Messochora, as well as ancillary specific construction relating to Messochora on environmental grounds and the law relevant to the expropriation of the land for flooding of the Messochora dams. The final hearing to the environmental permit for Acheloos initially scheduled to take place on December 5, 2003 was rescheduled (postponed) for June 4, 2004.
3. Under IPPC (Integrated Pollution Prevention and Control), the Best Available Techniques for Large Combustion Plants have yet to be defined at a European level. These may: 1) require additional to the already foreseen investments at PPC's larger thermal power plants stations, 2) reduce the hours of operation of its oil fired stations. Under Directive 2001/80/EC, for Large Combustion Plants, a pollutants emission reduction plan has been approved by the Board of Directors of PPC, and this includes the following measures:

- Units I and II of Megalopolis A plant will enter the status of limited hours of operation (20,000 hours each) from January 1, 2008 until December 31, 2015 at the latest.
- Until the end of 2007, all measures for facing the operational problems of the flue gas desulphurisation plant in unit IV of Megalopolis plant should be completed.
- Until the end of 2007, all necessary modifications for using low sulphur heavy fuel oil, in all the existing oil fired plants included in the reduction plant, should be implemented.

PPC's emission reduction plan has been submitted in time to the authorities, in order to be incorporated to the national emission reduction plan of the country, according to the provisions of the aforementioned Directive.

4. The Greek Parliament has ratified the Kyoto Protocol by Law 3017/2002. The European Union has adopted Directive 87/2003/EC for stabling an emissions trading system. According to this Directive, the National Allocation Plan is under preparation by the Greek competent authority, in order to be communicated to the European Commission the soonest possible. Potential future reductions, mandated by the Hellenic Republic, could require from PPC to modify its operations to reduce emissions, purchase emission allowances, or both.

5. The extent of contaminated land has yet to be defined for many of PPC's installations. At present, there appears to be no requirement for large-scale remediation projects at PPC's sites in the short term, and it is unlikely that this will be required at the mining areas or at the lignite stations for the foreseeable future. Remediation, however, may be warranted at some of the firm's oil-fired stations, and depots and of its underground cables in the future.

6. PPC has undertaken limited studies on the presence of asbestos-containing materials at its premises. Substantial costs for disposing of asbestos-containing materials, at third party disposal sites, may be required in the future, as the authorisation to develop an environmentally-controlled landfill for asbestos-containing materials may be delayed or denied by the Ministry of Environment.

7. Exposure of the public to electromagnetic fields from PPC's transmission lines and substations, is considered to be substantially less than the exposure guidelines thresholds developed by the International Commission on Non Ionising Radiation Protection (ICNIRP) and CENELEC.

31. REVENUES

	2003	2002
Energy sales:		
- High voltage	270,178	256,342
- Medium voltage	669,007	613,305
- Low voltage	2,667,444	2,448,783
	3,606,629	**3,318,430**
Fees charged to HTSO (note 2):		
- Transmission system fees	207,379	51,844
- Administrative fees	10,253	9,503
Other	73,258	40,929
	3,897,519	**3,420,706**

32. PAYROLL COST

	2003	2002
Total payroll cost	1,196,455	1,111,772
Less:		
- Capitalisation of payroll to fixed assets	(117,477)	(103,203)
- Payroll cost included in lignite production	(257,735)	(241,124)
	821,243	**767,445**

33. DEPRECIATION AND AMORTISATION

	2003	2002
Depreciation of fixed assets (note 6)	640,837	365,516
Plus:		
- Amortisation of software	4,488	2,433
Less:		
- Amortisation of deferred subsidy income (note 24)	(99,674)	(90,346)
- Depreciation included in lignite production	(97,770)	(34,051)
	447,881	**243,552**

34. OTHER EXPENSES

	2003	2002
Transportation and travel expenses	28,346	25,084
Write-off of projects in progress	2,783	6,144
Other	29,254	26,164
	60,383	**57,392**

35. FINANCIAL EXPENSES

	2003	2002
Interest expense	161,761	201,398
Borrowed capital related costs	5,349	6,210
Amortisation of loans' issuance and other fees	2,503	2,814
Fair value losses of swaps (note 15)	-	16,006
Other	6,244	5,856
	175,857	**232,284**

36. FINANCIAL INCOME

	2003	2002
Fair value gain of swaps (note 15)	24,104	-
Interest on outstanding energy receivables	7,214	7,455
Interest on bank and time deposits	432	2,240
Discount on payment of income tax	5,530	-
Other	3,759	7,219
	41,039	**16,914**

37. OTHER INCOME (EXPENSE), NET

	2003	2002
Subsidies on expenses	1,840	7,415
Gain on sale of materials and retirement of fixed assets	(4,447)	3,071
Penalty clauses	1,902	6,979
Benefits on employee overtime	-	(12,835)
Arbitration compensation (note 30(f))	-	13,111
Adjustments of reimbursable costs charged to the State (note 13)	-	(7,085)
Other	9,926	3,966
	9,221	**14,622**

38. SEGMENT INFORMATION

	Generation		Transmission	
	2003	2002	2003	2002
Revenues				
Sales to external customers				
Sales of electricity, domestic	-	-	-	-
Sales of electricity, exports	52,248	17,578	-	-
Other sales	37,417	12,160	221,063	61,548
Inter-segment sales	2,875,066	2,312,206	-	166,290
Total revenues	2,964,731	2,341,944	221,063	227,838
Result				
Segment result, profit	497,581	381,168	48,093	108,727
Share of loss of associates				
Income taxes				
Net profits				
Segment assets	5,724,046	5,469,061	1,301,917	1,362,790
Unallocated corporate assets				
Consolidated assets				
Segment liabilities	758,022	685,213	83,490	86,969
Unallocated corporate liabilities				
Consolidated liabilities				
Capital expenditure	333,050	319,078	87,773	72,361
Depreciation and amortisation	351,515	167,861	71,076	27,056
Inter-segment costs	116,617	127,293	2,840	3,797
Other non-cash expenses	16,675	31,211	2,140	4,006

Distribution		Eliminations		Consolidated	
2003	2002	2003	2002	2003	2002
3,554,377	3,300,852	-	-	3,554,377	3,300,852
-	-	-	-	52,248	17,578
32,414	28,568	-	-	290,894	102,276
119,466	274,733	(2,994,532)	(2,753,229)	-	-
3,706,257	3,604,153	(2,994,532)	(2,753,229)	3,897,519	3,420,706
(43,518)	103,037	-	-	502,156	592,932
				(26,906)	-
				(170,622)	(112,970)
				304,628	479,962
3,146,012	3,330,689			10,171,975	10,162,540
				330,444	323,701
				10,502,419	10,486,241
1,959,597	1,783,995			2,801,109	2,556,177
				4,217,556	4,642,924
				7,018,665	7,199,101
286,796	232,700			707,619	624,139
222,734	173,032	-	-	645,325	367,949
2,875,066	2,622,139		(2,994,523)	(2,753,229)	-
32,301	38,386	-	-	51,116	73,603

39. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GREEK GAAP AND IFRS

As further discussed in note 3(a), the accompanying financial statements have been based on the statutory financial statements, appropriately adjusted and reclassified for conformity with the standards prescribed by the IASB. The reconciliation of shareholders' equity and net income from Greek GAAP to IFRS and the significant differences applicable to the Group's financial statements, are described below:

The following reconciliation table ("Reconciliation Table") summarises the significant adjustments to shareholders' equity at December 31, 2003 and 2002 that were applied to the statutory financial statements in order to comply with IFRS:

	Item	2003	2002
SHAREHOLDERS' EQUITY PER GREEK GAAP		***4,459,662***	***4,342,780***
-Account for fixed assets subsidies and customers' contributions as deferred income rather than as part of the shareholders' equity	a	(1,272,828)	(1,196,653)
-Reverse fixed assets statutory revaluation	b	(72,534)	(74,454)
-Account for deferred income taxes	c	104,422	109,886
-Account for marketable securities & financial instruments at fair values	d	(46,437)	(68,331)
-To defer and amortise loan fees and expenses	e	12,034	13,439
-Fixed assets' depreciation	f	77,751	10,443
-Additional depreciation	g	-	-
-Income tax	h	-	(8,717)
-Unrealised foreign exchange gains	i	51,684	48,078
-Dividends	j	162,400	116,000
-Lignite costing		(875)	(5,108)
-Other		8,475	(223)
Total adjustments		**(975,908)**	**(1,055,640)**
Shareholders' equity per IFRS		**3,483,754**	**3,287,140**

The Reconciliation Table below summarises the significant adjustments to net income (loss) for the years 2003 and 2002 that were applied to the statutory financial statements in order to comply with IFRS:

	Item	2003	2002
Net income per Greek GAAP		***199,788***	***417,940***
Less: 2001 net income per Greek GAAP		-	(354,826)
Adjustments to:			
-Account for fixed assets subsidies and customers'			
contributions as deferred income rather than			
part of the shareholders' equity	a	-	-
-Reverse depreciation on fixed assets statutory revaluation surplus	b	1,920	7,217
-Account for deferred income taxes	c	(5,465)	44,301
-Account for marketable securities & financial			
instruments at fair values	d	14,659	(715)
-To defer and amortise loan fees and expenses	e	(1,405)	(2,814)
-Fixed assets' depreciation rates	f	67,308	(36,217)
-Additional depreciation	g	-	508,043
-Income tax	h	8,933	(146,075)
-Unrealised foreign exchange gains	i	3,606	26,194
-Dividends	j	-	-
-Post retirement benefits	Note 13	-	9,334
-Adjustment of social security	Note 13	-	(4,399)
- Reverse unused provisions		2,353	17,664
- Lignite costing		4,233	(5,108)
- Other		8,698	(577)
Total adjustments		**104,840**	**416,848**
Net income per IFRS		**304,628**	**479,962**

(a) ***Customers' Contributions and Subsidies for Fixed Assets:*** Under Greek GAAP subsidies and customers' contributions received to finance the purchase and/ or acquisition of fixed assets are recorded as a reserve under equity and are amortised on a straight line basis over the useful life of the asset to which they relate. Under IFRS subsidies and customers' contributions received to finance the purchase and/or acquisition of fixed assets are recorded as deferred income under non-current liabilities and are amortised on a straight line basis over the useful life of the asset to which they relate.

(b) ***Statutory revaluation of fixed assets:*** As further discussed in note 6, in accordance with Greek tax legislation, fixed assets are periodically revalued (usually every four years). These revaluations are based on (non-industry specific) indices, which are determined by the Government, through Ministerial Decisions. These statutory revaluations do not meet the criteria required by IAS 16 "Property, plant and equipment" and accordingly have been reversed in the accompanying financial statements.

(c) ***Deferred income taxes:*** Greek GAAP does not permit accounting for deferred taxes. As further discussed in note 28, IFRS requires deferred taxes to be accounted for.

(d) ***Valuation of marketable securities and financial instruments:*** Under Greek GAAP marketable securities are accounted for at the lower of cost or fair value, while there is no guidance as to the accounting for financial instruments. As further discussed in note 4, IFRS requires accounting for marketable securities and financial instruments at fair value.

(e) ***Loan fees and expenses:*** Under Greek GAAP loan fees and expenses are accounted for on a cash basis or may be deferred and amortized over a period of five years, at maximum. For statutory reporting purposes, such costs are accounted for on a cash basis. Under IFRS loans are carried at amortized cost and accordingly such costs are deferred and amortised using the effective interest rate method. If any debt facilities have been modified from their original terms, the associated debt costs that have been deferred are written-off/ amortised over a different period depending on the terms that have changed.

(f) ***To account for depreciation on mining equipment and transmission lines and substations in accordance with useful lives rather than statutory depreciation rates:*** Under Greek GAAP depreciation is calculated based on rates determined by the tax authorities which may differ from the fixed assets' estimated useful lives based on which depreciation is accounted for under IFRS.

(g) ***Additional depreciation of assets:*** PPC in its statutory books revalued its fixed assets at 1st January 2001, while for IFRS reporting purposes, such revaluation was accounted for at 31st December 2002. The additional depreciation that has been recorded in the statutory books is reversed.

(h) ***Income tax:*** Income tax is a reconciling item for 2002 due to the fact that for statutory reporting purposes, PPC's first fiscal year ended at 31st December 2002, no income tax returns had been filed to that date and statutory interim accounts are presented before income taxes. On the contrary, for IFRS reporting purposes, income tax provision has been accounted for, for 2001 and for the six months ended 2002 and 2003.

(i) ***Unrealised foreign exchange gains:*** Under Greek GAAP unrealised foreign exchange gains arising from year/ period end valuation of monetary assets and liabilities denominated in a foreign currency are deferred and are recognised in the statement of income when they become realised. Under IFRS such foreign exchange gains are immediately recognised in the income statement.

(j) ***Dividends:*** Under Greek GAAP dividends are recorded against equity and as an obligation upon closing of the statutory books and are subject to approval by the Group's shareholders at the Annual General Assembly. Under IFRS no dividends are accounted for unless paid and/ or approved.

PUBLIC POWER CORPORATION S.A.

Corporate Seat: 30 Chalkokondili Street
GR- 10432, Athens

Switchboard: +30 210 5230 501
Fax: +30 210 5234 379
www.dei.gr

Supervision of Material: National Bank of Greece
Supervision of Publication: Communication Department PPC S.A.
Design & Production: Creative CODE Ltd.

Copies of the Report are available from the
Shareholder Services Entity,

30 Chalkokondili Street, GR- 10432, Athens
Tel: +30 210 5230 951
Fax: +30 210 5230 394
E-mail: m.onasoglou@dei.com.gr